Exhibit (a)(1)(i)
Offer to Purchase for Cash
All Outstanding Shares of Class A Common Stock
of
Emmis Communications Corporation
at
$2.40 Per Share
by
JS Acquisition, Inc.

The Offer and withdrawal rights will expire at 5:00 p.m. New York City time, on Tuesday, June 29, 2010 unless the Offer is extended.

JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana corporation (“Emmis”) and JS Acquisition, LLC, an Indiana limited liability company that is wholly owned by Mr. Smulyan (“JS Parent”), is offering to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”) that are not Shares (the “Rollover Shares”) to be contributed to Emmis by the shareholders set forth in the Rollover Agreement (the “Rolling Shareholders”), dated May 24, 2010, by and among JS Parent and the Rolling Shareholders (the “Rollover Agreement”) or Shares beneficially owned by JS Acquisition, JS Parent, Mr. Smulyan, his affiliates (collectively with JS Acquisition, JS Parent and Mr. Smulyan, the “Purchaser Group”) and Alden Global Capital (together with its affiliates and related parties, “Alden”), a private asset management company with over $3 billion under management. The offer price is $2.40 per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”). The offer is made upon the terms and subject to the conditions set forth in this Offer to Purchase dated June 2, 2010 (this “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As of May 17, 2010, Mr. Smulyan and his affiliates hold in the aggregate, 62,941 Shares and 4,930,680 shares of Class B Common Stock, par value $0.01 per share, of Emmis (the “Class B Shares” and together with the Shares, the “Common Shares”), Alden Global Distressed Opportunities Master Fund, L.P. (the “Alden Fund”) holds 1,406,500 Shares and there were 1,714,431 Rollover Shares, representing approximately 21.4% of the Shares currently outstanding. Accordingly, this Offer to Purchase assumes the purchase of 29,726,881 Shares for $71,344,514. This Offer to Purchase also assumes the payment in the Merger (as defined below) of $3,375,600 in respect of the Shares held by the Alden Fund, $4,377,160 in respect of outstanding in-the-money options to purchase Shares, $631,059 in respect of Retained Shares (as defined below) beneficially owned by Mr. Smulyan and $10,280,000 of related fees and expenses in connection with the transactions, bringing the total amount of Alden funding anticipated in connection with the Offer to Purchase and the Merger to approximately $90.0 million. The Alden Fund also holds 1,162,737 shares of 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, of Emmis (the “Existing Preferred Stock”). The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “EMMS.”

The Offer is being made in connection with a proposed merger (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of May 25, 2010, by and among JS Parent, JS Acquisition and Emmis (the “Merger Agreement”), pursuant to which, upon the successful completion of the Offer, JS Acquisition will merge with and into Emmis with Emmis surviving the Merger as a subsidiary whose equity securities are owned entirely by JS Parent and Mr. Smulyan. Upon the successful completion of the Offer, JS Acquisition, together with the Alden Fund, the Purchaser Group and the Rolling Shareholders will own a majority of the outstanding Shares and will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Emmis. If a meeting is necessary under applicable law in order to complete the Merger, pursuant to the Securities Purchase Agreement dated May 24, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC (“Alden Media”), JS Parent and Mr. Smulyan (the “Alden Purchase Agreement”), Mr. Smulyan and JS Parent have agreed to vote all of their Shares and Class B Shares in favor of the Merger and the Alden Fund has agreed to vote all of its Shares in favor of the Merger and pursuant to the Rollover Agreement, the Rolling Shareholders have agreed to vote all of their Rollover Shares in favor of the Merger.

Pursuant to the Merger Agreement, Emmis will also commence an offer (the “Exchange Offer”) to issue new 12% PIK Senior Subordinated Notes due 2017 (“New Notes”) in exchange for its currently outstanding Existing Preferred Stock and a solicitation of the votes of the holders of the Existing Preferred Stock and the holders of the Common Stock to adopt the Proposed Amendments (as defined below) to the terms of the Existing Preferred Stock to facilitate the Offer and the Merger. The Offer and the Merger are conditioned on, among other things, the adoption and effectiveness of the Proposed Amendments. This Offer to Purchase does not relate to the Exchange Offer or the Proposed Amendments, which will be described in detail in a separate Proxy Statement/Offer to Exchange.

Following the Merger, Mr. Smulyan will hold all of the shares of a newly issued class of voting common stock of Emmis, and JS Parent will hold all of the shares of a newly issued class of non-voting common stock of Emmis. Other than 9,755 Shares held by Mr. Smulyan directly, 190,245 Class B Shares held by Mr. Smulyan directly (which he will convert into Shares immediately prior to the Merger), 8,441 Shares held by Mr. Smulyan in Emmis’ 401(k) plan and 30,625 Shares held by The Smulyan Family Foundation (collectively, the “Retained Shares”), which will be retained by Mr. Smulyan and The Smulyan Family Foundation, immediately prior to the Merger, all Common Shares held by the Purchaser Group and Rollover Shares of the Rolling Shareholders will be contributed to Emmis and cancelled, in satisfaction of each’s respective obligations under the Alden Purchase Agreement and the Rollover Agreement and in consideration for JS Parent Common Interests. Each Share that remains outstanding after the contribution to Emmis and cancellation of the Rollover Shares and the Shares held by the Purchaser Group will be converted in the Merger into the right to receive from Emmis cash consideration in an amount equal to the Offer Price. Such Shares will include any Shares that are not tendered in the Offer, the Shares held by the Alden Fund and the Retained Shares.

Subject to applicable law, JS Acquisition reserves the right to amend the Offer (including amending the number of Shares to be purchased, the Offer Price and the consideration to be offered in the Merger), or to negotiate a merger agreement with Emmis not involving a tender offer, pursuant to which JS Acquisition would terminate the Offer and the Shares would, upon completion of such merger, be converted into the consideration negotiated by JS Parent, JS Acquisition and Emmis.

The committee of disinterested directors of the board of directors of Emmis (the “Committee”), at a meeting duly called and held, has unanimously (i) determined that the Offer and the Merger are advisable and fair to and in the best interests of Emmis and the holders of Shares other than the Shares beneficially owned by the members of the Purchaser Group, the Rolling Shareholders and Alden (collectively, the “Interested Parties” and the Shares beneficially owned by them, the “Interested Party Shares”) and (ii) recommended that the board of directors of Emmis (the “Board”) adopt resolutions, on the terms and subject to the conditions of the Merger Agreement and in accordance with Indiana Business Corporation Law (“IBCL”) (a) determining that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Parent to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (b) approving and adopting the Merger Agreement, the Offer and the Merger and (c) recommending that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement (the “Committee Recommendation”).

The Board, acting on the Committee Recommendation, at a meeting duly called and held, has unanimously, on the terms and subject to the conditions of the Merger Agreement and in accordance with the IBCL (i) determined that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Parent to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and adopted the Merger Agreement, the Offer and the Merger and (iii) recommended that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement (the “Board Recommendation”).

The completion of the Offer is subject to various conditions, including:

(i) the Merger Agreement has not been terminated;

(ii) each of the Committee and the Board shall have (a) made the Committee Recommendation and the Board Recommendation, as applicable and (b) not withheld, withdrawn, qualified, failed to make or modified in a manner adverse to JS Acquisition, the Committee Recommendation or the Board Recommendation, as applicable, or publicly recommended or announced its intention to take any action or make any statement inconsistent with the Committee Recommendation or the Board Recommendation, as applicable (collectively, an “Adverse Recommendation Change”);

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(iii) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares, which together with the Shares and the Class B Shares beneficially owned by the Purchaser Group and the Alden Fund, represents at least a majority of the aggregate voting power of the Shares and the Class B Shares, voting together as a single class (with each Share entitled to one vote per Share and each Class B Share entitled to one vote per Class B Share), outstanding on the date such Shares are purchased (the “Minimum Tender Condition”);

(iv) the Alden Purchase Agreement has not been terminated and the payment by Alden Media of cash, when due, to JS Parent in the amount of $90.0 million, which amount will be adjusted, to the extent funds are required to provide cash consideration to holders of Existing Preferred Stock that do not tender their shares of Existing Preferred Stock in the Offer and/or to pay various expenses in connection with the Transactions, pursuant to the Alden Purchase Agreement;

(v) obtaining the requisite 2/3 vote of the holders of the Existing Preferred Stock and the affirmative vote of more Shares and Class B Shares, voting together as a single class (with each Share entitled to one vote per Share and each Class B Share entitled to ten votes per Class B Share), voting in favor than against amending the terms of the Existing Preferred Stock to (a) remove § 11 of Exhibit A to Emmis’ Articles of Incorporation, (b) provide for the automatic conversion upon the Merger (X) of the Existing Preferred Stock not exchanged for New Notes (other than the Existing Preferred Stock held by the Alden Fund) into that amount of consideration that would be paid to holders of Shares into which the Existing Preferred Stock was convertible immediately prior to the Merger and (Y) of the Existing Preferred Stock held by the Alden Fund into the New Notes, and (c) remove the right of the holders of the Existing Preferred Stock to nominate directors to the Board (collectively, the “Proposed Amendments”), assuming a quorum is present (collectively, the “Required Vote”); and

(vi) the Proposed Amendments shall be in full force and effect.

The Minimum Tender Condition cannot be waived without the consent of Alden Media and the Committee. Based on the number of shares outstanding as of May 17, 2010, the Minimum Tender Condition would be satisfied upon the valid tender in the Offer (without withdrawal) of at least 10,809,949 Shares, or 32.8% of the Shares outstanding. Mr. Smulyan holds sufficient Shares and Class B Shares such that the Proposed Amendments do not require the affirmative vote of any holder of Emmis capital stock other than Mr. Smulyan and holders of 2/3 of the Existing Preferred Stock. The Offer is also subject to the other conditions described in “The Offer” (Section 11 — Conditions of the Offer). Pursuant to the Alden Purchase Agreement, the conditions to the Offer cannot be waived or modified by JS Acquisition without Alden Media’s prior written consent.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

Except as otherwise set forth herein, all of the information concerning Emmis contained in the Offer to Purchase and the Letter of Transmittal, including financial information, has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. The Offer is based solely on JS Acquisition’s evaluation of publicly-available information. JS Acquisition has relied upon the accuracy of such information and has not made any independent attempt to verify the accuracy or completeness of such information.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

IMPORTANT

Shareholders desiring to tender all or any portion of their Shares should do one of the following, as applicable: (1) complete and sign the enclosed Letter of Transmittal and enclose all required documents, including their Share certificates and any required signature guarantees, as explained in the instructions to the Letter of Transmittal, and mail or deliver them to BNY Mellon Shareowner Services, the Depositary for the Offer, at the appropriate address indicated on the back cover of this Offer to Purchase, (2) follow the procedure for book-entry transfer of Shares described in “The Offer” (Section 3 — Procedure for Accepting the Offer and Tendering Shares), or (3) direct their broker, dealer, commercial bank, trust company or other nominee to effect the transaction for them. Shareholders who have Shares registered in the name of a broker, dealer, commercial bank,

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trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee in order to tender those Shares.

A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, can tender those shares by following the procedures for guaranteed delivery set forth in “The Offer” (Section 3 — Procedure for Accepting the Offer and Tendering Shares).

Questions and requests for assistance should be directed to BNY Mellon Shareowner Services, the Information Agent for the Offer, at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Information Agent.

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TABLE OF CONTENTS

		Page

Summary Term Sheet		1
Questions and Answers		10
Introduction		17
Special Factors		20
1.	Background of the Offer; Past Contacts and Negotiations with Emmis	20
2.	Purpose of and Reasons for the Offer and the Merger; the Purchaser Group’s Plans for Emmis After the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger	24
3.	The Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger	26
4.	Position of the Board and the Committee	30
5.	Certain Projected Emmis Financial Information	30
6.	Transactions and Arrangements Concerning the Shares	33
7.	Related-Party Transactions	34
8.	Possible Actions by Mr. Smulyan with Regard to Emmis if the Offer is Not Completed	35
9.	Effects of the Offer and the Merger	35
The Offer		37
1.	Terms of the Offer	37
2.	Acceptance for Payment and Payment for Shares	38
3.	Procedure for Accepting the Offer and Tendering Shares	39
4.	Withdrawal Rights	41
5.	Material U.S. Federal Income Tax Consequences	42
6.	Price Range of Shares; Dividends	42
7.	Certain Information Concerning Emmis Communications Corporation	43
8.	Certain Information Concerning Jeffrey H. Smulyan, JS Acquisition and JS Parent	46
9.	Merger and Dissenters’ Rights; “Going Private” Rules	47
10.	Source and Amount of Funds	48
11.	Conditions of the Offer	49
12.	Effect of Dividends and Other Distributions by Emmis	51
13.	Merger Agreement; Other Agreements	52
14.	Certain Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations	66
15.	Certain Legal Matters	67
16.	Fees and Expenses	69
17.	Miscellaneous	70

SCHEDULES
Schedule A Information Concerning the Directors and Executive Officers of JS Acquisition and JS Parent		A-1
Schedule B Security Ownership of Emmis by the Purchaser Group		B-1
Schedule C Related-Party Transactions		C-1
Schedule D § 23-1-44 of the Indiana Business Corporation Law		D-1

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SUMMARY TERM SHEET

This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the Offer described in this document, and for a more complete description of the terms of the Offer, you should read carefully this entire Offer to Purchase, the schedules to this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics contained in this summary term sheet.

The Transactions	On April 26, 2010, JS Acquisition, Inc. (“JS Acquisition”), an Indiana corporation formed on April 29, 2009, then owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana Corporation (“Emmis”), and Alden Global Capital (together with its affiliates and related parties, “Alden”), a private asset management company with over $3 billion under management, entered into a non-binding Letter of Intent (the “Letter of Intent”) with respect to a series of transactions relating to the equity securities of Emmis. On May 6, 2010, JS Acquisition was recapitalized so that Mr. Smulyan held all 10 shares of Class B Common Stock, par value $0.01 per share, of JS Acquisition (the “JS Acquisition Class B Common Stock”), and all 1,000,000 shares of the Class A Non-Voting Common Stock, par value $0.01 per share, of JS Acquisition (the “JS Acquisition Class A Common Stock”). Also on May 6, 2010, Mr. Smulyan contributed the JS Acquisition Class A Common Stock to JS Acquisition, LLC, a newly-formed Indiana limited liability company (“JS Parent”) that is wholly-owned by Mr. Smulyan.

Based on the framework laid out in the Letter of Intent, the Securities Purchase Agreement dated May 24, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC (“Alden Media”), JS Parent and Mr. Smulyan (the “Alden Purchase Agreement”) and the Agreement and Plan of Merger, dated May 25, 2010, by and among Emmis, JS Parent and JS Acquisition (the “Merger Agreement”), JS Parent and Alden have structured a series of transactions (the “Transactions”) that will result in Emmis being taken private by Mr. Smulyan and JS Parent. In connection with the Transactions, some shares of Class A common stock, par value $0.01 per share of Emmis (“Shares”) will be contributed to Emmis by the parties to the Rollover Agreement (the “Rollover Shares” and such parties, the “Rolling Shareholders”), dated May 24, 2010, by and among JS Parent and the shareholders set forth therein (the “Rollover Agreement”). The Transactions include the following:

• JS Acquisition will launch the Offer (described below in “Parties to the Offer” and “Material Conditions to the Offer”);

• simultaneously with the completion of the Offer, Alden Media will provide all necessary funds for the Offer and the other Transactions, under the Alden Purchase Agreement, under which it will purchase for an aggregate of $90.0 million in cash, which amount will be adjusted, to the extent funds are required to provide cash consideration to holders of Existing Preferred Stock that do not tender their shares of Existing Preferred Stock in the Offer and/or to pay various expenses in connection with the Transactions:

  • Series A Convertible Redeemable PIK Preferred Interests of JS Parent, with a Preferred Unrecovered Capital (as defined in “The Offer” (Section 13 — Merger Agreement; Other Agreements — Amended and Restated Operating Agreement)) balance of $96.9 million (the “JS Parent Preferred Interests”), which may be increased to the extent additional funds are required to provide cash consideration in the Merger to holders of Existing Preferred Stock that do not tender their shares of Existing Preferred Stock in the Exchange Offer and/or to pay various expenses in connection with the Transactions, and having a preferred return of 5% per annum until the second anniversary of the closing and 15% per annum thereafter; and

  • 24.0% Percentage Interest (as defined in “The Offer” (Section 13 — Merger Agreement; Other Agreements — Amended and Restated Operating Agreement)) of JS Parent common interests (the “JS Parent Common Interests”), which may be increased to the extent additional funds are required to provide cash consideration in the Merger to holders of Existing Preferred Stock that do not tender their shares of Existing Preferred Stock in the Exchange Offer and/or to pay various expenses in connection with the Transactions;

• Emmis will commence an offer to issue an aggregate of $84,275,100 principal amount of new 12% PIK Senior Subordinated Notes due 2017 (the “New Notes”) in exchange for all of the outstanding 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Existing Preferred Stock”), at a rate of $30.0 principal amount of New Notes for each $50.00 of liquidation preference (excluding accrual and unpaid dividends) of Existing Preferred Stock (the “Exchange Offer”), which is conditioned on, among other things, obtaining the requisite 2/3 vote of the holders of the Existing Preferred Stock and the affirmative vote of more Shares and Shares of Class B Common Stock, par value $0.01 per share, of Emmis (the “Class B Shares” and together with the Shares, the “Common Shares”), voting together as a single class (with each Share entitled to one vote per Share and each Class B Share entitled to ten votes per Class B Share) voting in favor than against certain amendments (the “Proposed Amendments”) to the terms of the Existing Preferred Stock, assuming a quorum is present, (collectively, the “Required Vote”) and the minimum number, which as of May 17, 2010 would equal 32.8% of the outstanding Shares, having been validly tendered and not withdrawn in the Offer, which Exchange Offer is expected to close simultaneously with the closing of the Offer;

• Emmis will also solicit proxies (the “Proxy Solicitation”) from holders of the Existing Preferred Stock, the Shares and the Class B Shares to vote for the Proposed Amendments;

• if the Offer and the Exchange Offer are completed, and the Proposed Amendments are adopted and become effective, Emmis will, to the extent required by Indiana law, seek the affirmative votes of holders of the Shares and the Class B Shares to approve a merger of JS Acquisition with and into Emmis, with Emmis surviving the merger (the “Merger”); and

Once the Merger is approved, we will complete the Merger, which is described below in “The Merger”.

Parties to the Offer	JS Acquisition is offering to purchase all of the outstanding Shares that are not Rollover Shares or Shares beneficially owned by JS Acquisition, JS Parent, Mr. Smulyan, his affiliates and the Alden Fund. The offer price is $2.40 per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”). The offer is made upon the terms and subject to the conditions set forth in this Offer to Purchase dated June 2, 2010 (this “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As of May 17, 2010, Mr. Smulyan and his affiliates hold in the aggregate, 62,941 Shares and 4,930,680 Class B Shares, the Alden Fund holds 1,406,500 Shares and there were 1,714,431 Rollover Shares, representing approximately 21.4% of the Shares currently outstanding. Accordingly, this Offer to Purchase assumes the purchase of 29,726,881 Shares for $71,344,514. This Offer to Purchase also assumes the payment in the Merger (as defined below) of $3,375,600 in respect of the Shares held by the Alden Fund, $4,377,160 in respect of outstanding in-the-money options to purchase Shares, $631,059 in respect of Retained Shares (as defined below) beneficially owned by Mr. Smulyan and $10,280,000 of related fees and expenses in connection with the transactions, bringing the total amount of Alden funding anticipated in connection with the Offer to Purchase and the Merger to approximately $90.0 million. The Alden Fund also holds 1,162,737 shares of Existing Preferred Stock. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “EMMS.” See “Introduction”, “Questions and Answers”, “The Offer” (Section 1 — Terms of the Offer).

JS Acquisition and JS Parent were formed by Mr. Smulyan for the purpose of completing a going private transaction with Emmis. We refer to JS Parent, JS Acquisition, Mr. Smulyan and his affiliates, collectively as the “Purchaser Group.” See “The Offer” (Section 7 — Certain Information Concerning Emmis Communications Corporation; Section 8 — Certain Information Concerning Jeffrey H. Smulyan, JS Acquisition and JS Parent).

The Merger	The Offer is being made in connection with a proposed merger (the “Merger”) pursuant to the Merger Agreement, pursuant to which, upon the successful completion of the Offer, JS Acquisition will merge with and into Emmis with Emmis surviving the Merger as a subsidiary whose equity securities are owned entirely by JS Parent and Mr. Smulyan.

In the Merger:

• immediately prior to the effective time of the Merger (the “Effective Time”):

  • Mr. Smulyan will retain 9,755 Shares directly, 190,245 Class B Shares directly (which he will convert into Shares immediately prior to the Merger) and 8,441 Shares in Emmis’ 401(k) plan, and The Smulyan Family Foundation will retain 30,625 Shares (collectively, the “Retained Shares”);

  • all Shares held by the Purchaser Group (other than Retained Shares) and each Rollover Share of the Rolling Shareholders will be contributed to Emmis and cancelled, in satisfaction of each’s respective obligations under the Alden Purchase Agreement and the Rollover Agreement and in consideration for JS Parent Common Interests; and

  • all Class B Shares (other than Retained Shares), all of which are held by Mr. Smulyan, and all of the stock options held by Mr. Smulyan, will be contributed to Emmis and cancelled, in satisfaction of his obligations to under the Alden Purchase Agreement, and in consideration for JS Parent Common Interests.

• each Share remaining outstanding, including the Retained Shares, will be converted into the right to receive an amount equal to the Offer Price from Emmis;

• all remaining outstanding options to purchase Shares, will vest if unvested, and each option with an exercise price of less than the Offer Price will be converted into the right to receive an amount of cash per option equal to the Offer Price minus the exercise price of the option, and all other options will be cancelled;

• each outstanding share of Existing Preferred Stock held by the Alden Fund will be converted into New Notes at a rate of $30.00 principal amount of New Notes per $50.00 of liquidation preference of Existing Preferred Stock, excluding accrued and unpaid dividends;

• each other outstanding share of Existing Preferred Stock will be converted into the right to receive $5.856 in cash (without interest and less any applicable withholding taxes) from Emmis, which is equal to the conversion rate of the Existing Preferred Stock of 2.44 Shares per share times the Offer Price that is being offered in the Offer;

• each share of JS Acquisition Class A Common Stock will be converted into one share of new nonvoting common stock of Emmis; and

• each share of JS Acquisition Class B Common Stock will be converted into one share of new voting common stock of Emmis.

See “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis; Section 2 — Purpose of and Reasons for the Offer and the Merger; The Purchaser Group’s Plans for Emmis After the Offer and the Merger; Reasons of the Purchaser

Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger) and “The Offer” (Section 13 — Merger Agreement; Other Agreements).

Following the Merger, Mr. Smulyan will hold all of the shares of New Class B Common Stock and JS Parent will hold all of the shares of New Class A Common Stock. Other than the Retained Shares, which will be retained by Mr. Smulyan and The Smulyan Family Foundation, immediately prior to the Merger, all Common Shares held by the Purchaser Group and Rollover Shares of the Rolling Shareholders will be contributed to Emmis and cancelled, in satisfaction of each’s respective obligations under the Alden Purchase Agreement and the Rollover Agreement and in consideration for JS Parent Common Interests.

Each Share that remains outstanding after the contribution to Emmis and cancellation of the Rollover Shares and the Shares held by the Purchaser Group will be converted in the Merger into the right to receive from Emmis cash consideration in an amount equal to the Offer Price. Such Shares will include any Shares that are not tendered in the Offer, the Shares held by the Alden Fund and the Retained Shares. If the Minimum Tender Condition (described below in “Material Conditions to the Offer”) is satisfied, JS Acquisition, together with the Alden Fund, the Purchaser Group and the Rolling Shareholders, would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Emmis. Pursuant to the Alden Purchase Agreement, Mr. Smulyan and JS Parent have agreed to vote all of their Common Shares in favor of the Merger and the Alden Fund has agreed to vote all of its Shares in favor of the Merger and pursuant to the Rollover Agreement, the Rolling Shareholders have agreed to vote all of their Rollover Shares in favor of the Merger.

The Merger is subject to the satisfaction or waiver of certain conditions, including the completion of the Offer. See “Introduction”, “Questions and Answers”, “Special Factors” (Section 9 — Effects of the Offer and the Merger) and “The Offer” (Section 13 — Merger Agreement; Other Agreements).

Material Conditions to the Offer	The completion of the Offer is subject to various conditions, including among other things:

• the Merger Agreement not being terminated;

• the Committee and/or the Board not having made an Adverse Recommendation Change (as described in “Position of the Committee and the Board”);

• the Minimum Tender Condition being satisfied;

• the Alden Purchase Agreement not being terminated and the payment by Alden Media of the purchase price to JS Parent in cash pursuant to the Alden Purchase Agreement;

• obtaining the Required Vote; and

• the Proposed Amendments being in full force and effect.

The Minimum Tender Condition cannot be waived without the consent of Alden Media and the Committee. Based on the number of Shares outstanding as of May 17, 2010, the Minimum Tender Condition would be satisfied upon the valid tender in the Offer (without withdrawal) of at least 10,809,949 Shares, or 32.8% of the Shares outstanding. Mr. Smulyan holds sufficient Shares and Class B Shares such that the Proposed Amendments do not require the affirmative vote of any holder of Emmis capital stock other than Mr. Smulyan and holders of 2/3 of the Existing Preferred Stock. The Offer is also subject to the other conditions described in “The Offer” (Section 11 — Conditions of the Offer). Pursuant to the Alden Purchase Agreement, the conditions to the Offer cannot be waived or modified by JS Acquisition without Alden Media’s prior written consent.

Position of the Purchaser Group	The Purchaser Group believes that the Offer and the Merger are both financially and procedurally fair to the holders of Shares (other than the Shares beneficially owned by members of the Purchaser Group, the Rolling Shareholders and Alden (collectively, the “Interested Parties” and the Shares beneficially owned by them, the “Interested Party Shares”)) of Emmis. See “Special Factors” (Section 3 — The Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger).

Position of the Committee and the Board	The board of directors of Emmis (the “Board”) formed a committee of disinterested directors (the “Committee”) to review, evaluate, negotiate, recommend or not recommend to the Board the acquisition of Shares, other than the Interested Party Shares.

The Committee, at a meeting duly called and held, has unanimously (i) determined that the Offer and the Merger are advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) and (ii) recommended that the Board adopt resolutions, on the terms and subject to the conditions of the Merger Agreement and Indiana Business Corporation Law (the “IBCL”) (a) determining that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Parent to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (b) approving and adopting the Merger Agreement, the Offer and the Merger and (c) recommending that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement (the “Committee Recommendation”).

The Board, acting on the Committee Recommendation, at a meeting duly called and held, has unanimously, on the terms and subject to the conditions of the Merger Agreement and in accordance with the IBCL (i) determined that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Parent to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and adopted the Merger Agreement, the Offer and the Merger and (iii) recommended that the holders of Shares (other than the Interested Parties) accept the

Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement (the “Board Recommendation”).

The factors considered by the Committee and the Board in making the Committee Recommendation and the Board Recommendation are described in Emmis’ Solicitation Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and is being mailed to the shareholders of Emmis together with this Offer to Purchase.

As noted above in “Material Conditions to the Offer”, the Offer is conditioned on each of the Committee and the Board (a) making the Committee Recommendation and the Board Recommendation, as applicable and (b) not withholding, withdrawing, qualifying, failing to make or modifying in a manner adverse to JS Acquisition, the Committee Recommendation or the Board Recommendation, as applicable, or publicly recommending or announcing its intention to take any action or make any statement inconsistent with the Committee Recommendation or the Board Recommendation, as applicable (collectively, an “Adverse Recommendation Change”). See “Special Factors” (Section 4 — Position of the Board and the Committee) and “The Offer” (Section 11 — Conditions of the Offer; Section 13 — Merger Agreement; Other Agreements).

Expiration of the Offer	The Offer expires at 5:00 p.m., New York City time, on Tuesday, June 29, 2010 (the “Expiration Date”) unless extended. See “Questions and Answers”, “Introduction” and “The Offer” (Section 1 — Terms of the Offer).

Ability to Extend the Offer	JS Acquisition may elect, in its sole discretion, to provide a subsequent offering period of three to twenty business days (a “Subsequent Offering Period”). A Subsequent Offering Period, if provided, will not be an extension of the Offer. A Subsequent Offering Period will be an additional period of time, following the expiration of the Offer, in which shareholders may tender Shares not tendered during the Offer. If JS Acquisition decides to provide for a Subsequent Offering Period, JS Acquisition will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC, JS Acquisition expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offer by giving oral or written notice of the extension to BNY Mellon Shareowner Services (the “Depositary”) and issuing a press release announcing the extension in accordance with applicable SEC rules. See “The Offer” (Section 1 — Terms of the Offer).

Ability to Withdraw Tendered Shares	Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration or termination of the Offer and, unless theretofore accepted for payment by JS Acquisition pursuant to the Offer, may also be withdrawn at any time after July 31, 2010. There will be no withdrawal rights during any Subsequent Offering Period for Shares tendered during the Subsequent Offering Period. See “The Offer” (Section 4 — Withdrawal Rights).

Certain Effects of the Offer and the Merger	If the Transactions are completed, the number of shareholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Following the completion of the Transactions, the Purchaser Group expects to cause the Shares and the Existing Preferred Stock to be de-listed from the NASDAQ Global Select Market and to terminate the Exchange Act registration of those securities and expects that no other securities of Emmis will be owned of record by more than 300 holders, so Emmis will likely cease to be a reporting company under the Exchange Act. Furthermore, no outstanding securities of Emmis will require it to file any reports with the SEC or to provide such reports to holders of Emmis securities. Therefore, the information available to Emmis shareholders will be very limited.

Upon completion of the Offer and the Merger, JS Acquisition will be merged with and into Emmis, with Emmis continuing as the surviving corporation as a subsidiary whose equity securities are owned entirely by JS Parent and Mr. Smulyan. Pursuant to the Merger Agreement, at the Effective Time, each Share outstanding, including the Retained Shares, but excluding the other Shares held by the Purchaser Group and the Rollover Shares (all of which will be cancelled) and Shares held by shareholders who have perfected their dissenters’ rights, will be converted into the right to receive the Offer Price. See “Introduction”, “Questions and Answers”, “Special Factors” (Section 9 — Effects of the Offer and the Merger) and “The Offer” (Section 13 — Merger Agreement; Other Agreements; Section 14 — Certain Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations).

Dissenters’ Rights	It is not expected that dissenters’ rights will be available in connection with the Offer. § 23-1-44 IBCL provides that, so long as the Shares are covered securities under Section 18(b)(1)(A) or Section 18(b)(1)(B) of the Securities Act of 1933 (i.e., securities listed on a U.S. securities exchange registered under the Exchange Act, such as the NASDAQ Global Select Market) shareholders will not be entitled to exercise dissenters’ rights with respect to the Merger. However, if the Shares are not covered securities on the record date for any shareholders’ meeting called to vote on the Merger (to the extent any such vote is required by Indiana law), holders of Shares at the Effective Time will have certain rights under Indiana law to dissent and demand payment of the fair value of their Shares. Dissenters’ rights will not be available for a merger effected pursuant to Indiana’s short-form merger provisions (where JS Acquisition acquires at least 90% of each class of the outstanding shares of capital stock of Emmis). To obtain fair value, in the event that the Shares are not covered securities, a dissenting shareholder must notify JS Acquisition in writing of his or her intent to dissent prior to the taking of the vote on the Merger, not vote in favor of the Merger and comply with other requirements under Indiana law. The foregoing is qualified in its entirety by reference to § 23-1-44

IBCL, which is attached as Schedule D to this Offer to Purchase. See “The Offer” (Section 14 — Certain Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations).

See also “Questions and Answers”, “Introduction”, “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis; Section 2 — Purpose of and Reasons for the Offer and the Merger; The Purchaser Group’s Plans for Emmis After the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger) and “The Offer” (Section 1 — Terms of the Offer; Section 11 — Conditions of the Offer) for a more complete description of the Offer, the Merger and the other Transactions.

QUESTIONS AND ANSWERS

JS Acquisition is offering to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis that are not Rollover Shares or Shares beneficially owned by the Purchaser Group and the Alden Fund, for the Offer Price of $2.40 per Share in cash, without interest and less any applicable withholding taxes. The following are some of the questions you may have as a shareholder of Emmis and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information provided below is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

What is this document, and why am I receiving it?

This document is an Offer to Purchase that relates to an offer to purchase (the “Offer”) your Shares by JS Acquisition on the terms and subject to the conditions described in this Offer to Purchase.

You may also be receiving a Proxy Statement/Offer to Exchange from Emmis, which deals with a proxy solicitation with respect to the Proposed Amendments to Emmis’ articles of incorporation and the Exchange Offer with respect to Emmis’ Existing Preferred Stock.

Accordingly, you should respond to the Offer with respect to your Shares, based on the information provided to you in this Offer to Purchase. You should separately respond, to the extent you deem advisable, to the matters presented in the Proxy Statement/Offer to Exchange, based on the information presented in that document.

Who is offering to buy my securities?

JS Acquisition is an Indiana corporation and subsidiary owned by JS Parent and Mr. Smulyan that was formed on April 29, 2009. JS Parent is an Indiana limited liability company formed on May 3, 2010 that is wholly-owned by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis. JS Acquisition was formed for the purpose of engaging in a going private transaction with Emmis and has carried on no other activities other than in connection with the Offer, the Merger and prior potential going private transactions. JS Parent was formed for the purpose of completing the Offer and the Merger and has carried on no other activities other than in connection with the Offer and the Merger. We refer to JS Parent, JS Acquisition, Mr. Smulyan and his affiliates, collectively as the “Purchaser Group.”

As of May 17, 2010, Mr. Smulyan and his affiliates hold in the aggregate, 62,941 Shares and 4,930,680 Class B Shares, Alden Global Distressed Opportunities Master Fund, L.P. (the “Alden Fund”) holds 1,406,500 Shares and there were 1,714,431 Rollover Shares, representing approximately 21.4% of the Shares currently outstanding. Accordingly, this Offer to Purchase assumes the purchase of 29,726,881 Shares for $71,344,514. This Offer to Purchase also assumes the payment in the Merger of $3,375,600 in respect of the Shares held by the Alden Fund, $4,377,160 in respect of outstanding in-the-money options to purchase Shares, $631,059 in respect of Retained Shares beneficially owned by Mr. Smulyan and $10,280,000 of related fees and expenses in connection with the transactions, bringing the total amount of Alden funding anticipated in connection with the Offer to Purchase and the Merger to approximately $90.0 million. The Alden Fund also holds 1,162,737 shares of Existing Preferred Stock. See “Introduction”, “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) and “The Offer” (Section 8 — Certain Information Concerning Jeffrey H. Smulyan, JS Acquisition and JS Parent).

Unless the context indicates otherwise, we will use the terms “us,” “we” and “our” in this Offer to Purchase to refer to JS Acquisition and, where appropriate, JS Parent, Mr. Smulyan and his affiliates.

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis that are not Rollover Shares or Shares beneficially owned by the Purchaser Group or the Alden Fund. We refer to one share of Class A Common Stock as a “Share.” See “Introduction” and “The Offer” (Section 1 — Terms of the Offer).

How much are you offering to pay? What is the form of payment?

We are offering to pay you $2.40 per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”).

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in this Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” and “The Offer” (Section 1 — Terms of the Offer; Section 2 — Acceptance for Payment and Payment for Shares; Section 3 — Procedure for Accepting the Offer and Tendering Shares).

What does the Board of Directors of Emmis think about the Offer?

The Board, acting on the Committee Recommendation, has determined that the Offer and the Merger are advisable and that the terms of the Offer and the Merger are fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties). The Board has unanimously determined that it is advisable and fair to and in the best interests of the holders of Shares (other than the Interested Parties) for JS Parent to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and adopted the Merger Agreement, the Offer and the Merger and (iii) recommended that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement.

The factors considered by the Board and the Committee in making the determinations and recommendations described above are described in Emmis’ Schedule 14D-9, which has been filed with the SEC and is being mailed to the shareholders of Emmis together with this Offer to Purchase. Shareholders of Emmis are urged to, and should, carefully read Emmis’ Schedule 14D-9.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not believe our financial condition is relevant to your decision to tender your Shares in this tender offer because:

•	the Offer is being made for the Shares solely for cash; and

•	if we complete the Offer, we will, subject to the terms and conditions of the Merger Agreement, cash out the remaining Shares in the subsequent Merger for cash consideration equal to the Offer Price.

The only financing condition to which the Offer is subject is that Alden Media pays cash, when due, to JS Parent in the amount of $90.0 million, which amount will be adjusted, to the extent funds are required to provide cash consideration to holders of Existing Preferred Stock that do not tender their shares of Existing Preferred Stock in the Offer and/or to pay certain expenses in connection with the Transactions, pursuant to the Alden Purchase Agreement. Alden Media’s obligation to fund such amount is not contingent upon JS Parent’s or JS Acquisition’s financial condition, but is subject to other conditions set forth in the Alden Purchase Agreement. Both JS Acquisition and JS Parent were formed for the purpose of completing the Offer and the Merger or similar prior potential going private transactions and have no significant assets or liabilities other than those incidental to the acquisition of Emmis. Therefore, JS Acquisition and JS Parent have no meaningful historical financial information. JS Acquisition will only be able to complete the Offer if JS Parent receives the purchase price contemplated by the Alden Purchase Agreement.

See “The Offer” (Section 10 — Source and Amount of Funds; Section 13 — Merger Agreement; Other Agreements — Alden Purchase Agreement).

Will Emmis’ directors and executive officers tender their Shares in the Offer?

We expect that Emmis’ directors and executive officers will tender their Shares in the Offer, except that Mr. Smulyan and the parties to the Rollover Agreement will not tender their respective Shares and Rollover Shares but will, subject to the successful completion of the Offer, contribute their Shares and Rollover Shares (other than the Retained Shares, which will be converted into the right to receive the Offer Price in the Merger) and Class B Shares to Emmis for cancellation immediately prior to the Merger. Mr. Smulyan will also contribute his options to Emmis for cancellation immediately prior to the Merger. See “The Offer” (Section 7 — Certain Information Concerning Emmis Communications Corporation).

How long do I have to decide whether to tender in the Offer?

You will have until 5:00 p.m., New York City time, on Tuesday, June 29, 2010, to tender your Shares in the Offer unless the Offer is extended (the “Expiration Date”). If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Offer” (Section 1 — Terms of the Offer; Section 2 — Acceptance for Payment and Payment for Shares; Section 3 — Procedure for Accepting the Offer and Tendering Shares).

Can the Offer be extended and under what circumstances? How will I be notified if the Offer is extended?

We may elect, in our sole discretion, to provide a subsequent offering period of three to twenty business days (a “Subsequent Offering Period”). A Subsequent Offering Period, if provided, will not be an extension of the Offer. A Subsequent Offering Period will be an additional period of time, following the expiration of the Offer, in which shareholders may tender Shares not tendered during the Offer. If we decide to provide for a Subsequent Offering Period, we will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the Securities and Exchange Commission, we expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the Offer by giving oral or written notice of the extension to BNY Mellon Shareowner Services (the “Depositary”) and issuing a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. See “The Offer” (Section 1 — Terms of the Offer; Section 2 — Acceptance for Payment and Payment for Shares; Section 3 — Procedure for Accepting the Offer and Tendering Shares).

Are the Transactions conditioned to one another, and if so, how?

All of the Transactions are conditioned on the completion of one or more of the other Transactions.

The Exchange Offer is conditioned on, among other things:

•	obtaining the Required Vote for the Proposed Amendments and the adoption of the Proposed Amendments;

•	the Proposed Amendments being in full force and effect;

•	the satisfaction of the Minimum Tender Condition; and

•	the Alden Purchase Agreement remaining in full force and effect and Alden Media funding its obligations under the Alden Purchase Agreement when due.

The Exchange Offer is also subject to various general conditions, including the absence of court or other governmental actions prohibiting the Transactions, general market conditions and the condition of Emmis’ business. The Proposed Amendments will not become effective unless all conditions precedent to the completion of the Exchange Offer (other than the adoption and effectiveness of the Proposed Amendments) have been satisfied or waived.

The Offer is conditioned on, among other things:

•	the Merger Agreement not being terminated;

•	there not being an Adverse Recommendation Change;

•	the satisfaction of the Minimum Tender Condition;

•	the Alden Purchase Agreement remaining in full force and effect and Alden Media funding its obligations under the Alden Purchase Agreement when due;

•	obtaining the Required Vote for the Proposed Amendments; and

•	the Proposed Amendments being in full force and effect.

The investment by Alden Media in JS Parent is conditioned on, among other things, the satisfaction or waiver of the conditions to the JS Acquisition Tender Offer. The Merger will not occur unless the Exchange Offer and the Offer are completed.

The Minimum Tender Condition cannot be waived without the consent of Alden Media and the Committee. Based on the number of Shares outstanding as of May 17, 2010, the Minimum Tender Condition would be satisfied upon the valid tender in the Offer (without withdrawal) of at least 10,809,949 Shares, or 32.8% of the Shares outstanding. Mr. Smulyan holds sufficient Shares and Class B Shares such that the Proposed Amendments do not require the affirmative vote of any holder of Emmis capital stock other than Mr. Smulyan and holders of 2/3 of the Existing Preferred Stock. The Offer is also subject to the other conditions described in “The Offer” (Section 11 — Conditions of the Offer). Pursuant to the Alden Purchase Agreement, the conditions to the Offer cannot be waived or modified by JS Acquisition without Alden Media’s prior written consent.

How do I tender my Shares?

In order to tender your Shares, you must use whichever of these procedures applies to you:

•	if you are a record holder of your Shares (meaning that your ownership of Shares in your name is reflected directly in the books and records of Emmis in certificated or book-entry format), you must complete and sign the enclosed Letter of Transmittal and send it with all required documents, including your stock certificate if applicable, to the Depositary. You may also follow the guaranteed delivery procedures described in this Offer to Purchase. These materials must reach the Depositary before the Offer expires;

•	if you hold Shares through the facilities of The Depositary Trust Company (“DTC”), you may follow the procedures for book-entry transfer or the guaranteed delivery procedures described in this Offer to Purchase; or

•	if you hold your Shares through a broker, bank or other nominee, you should contact your broker, bank or other nominee and instruct them that your Shares should be tendered.

See “The Offer” (Section 2 — Acceptance for Payment and Payment for Shares; Section 3 — Procedure for Accepting the Offer and Tendering Shares).

Until what time may I withdraw previously tendered Shares?

The tender of your Shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on July  31, 2010 or such later date as the Offer may be extended. If we provide a Subsequent Offering Period, you would not be able to withdraw (i) any Shares that you already tendered or (ii) any of the Shares that you tendered during a Subsequent Offering Period. See “The Offer” (Section 4 — Withdrawal Rights).

How do I withdraw previously tendered Shares?

If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by notifying the Depositary before the Offer expires. If you tendered your Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares. See “The Offer” (Section 4 — Withdrawal Rights).

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is successful and the Merger described above takes place, shareholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “EMMS.”

If the Merger does not take place, the number of shareholders and the number of Shares that are still held by the public shareholders may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, Emmis may cease making filings with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly held companies. See “Introduction” and “The Offer” (Section 14 — Certain Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations).

As described under “Will I have dissenters’ rights?” below, you may be entitled to dissenters’ rights in connection with the Merger.

If the Transactions are completed, will Emmis continue as a public company?

No. Following the completion of the Transactions, the Purchaser Group expects to cause the Shares and the Existing Preferred Stock to be de-listed from the NASDAQ Global Select Market and to terminate the Exchange Act registration of those securities and expects that no other securities of Emmis will be owned of record by more than 300 holders, so Emmis will likely cease to be a reporting company under the Exchange Act. Furthermore, no outstanding securities of Emmis will require it to file any reports with the SEC or to provide such reports to holders of Emmis securities. Therefore, the information available to Emmis securityholders will be very limited.

See “The Offer” (Section 14 — Certain Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations).

Will the Offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes, unless the conditions to the Merger are not satisfied or waived. If the conditions to the Merger are satisfied or waived, JS Acquisition will merge with and into Emmis with Emmis surviving the Merger as a subsidiary whose equity securities are owned entirely by JS Parent and Mr. Smulyan. Following the Merger, Mr. Smulyan will hold all of the shares of a newly issued class of voting common stock of Emmis, and JS Parent will hold all of the shares of a newly issued class of non-voting common stock of Emmis. Other than the Retained Shares, which will be retained by Mr. Smulyan and The Smulyan Family Foundation, immediately prior to the Merger, all Common Shares held by the Purchaser Group and Rollover Shares of the Rolling Shareholders will be contributed to Emmis and cancelled, in satisfaction of each’s respective obligations under the Alden Purchase Agreement and the Rollover Agreement and in consideration for JS Parent Common Interests. Each Share that remains outstanding after the contribution to Emmis and cancellation of the Rollover Shares and the Shares held by the Purchaser Group will be converted in the Merger into the right to receive from Emmis cash consideration in an amount equal to the Offer Price. Such Shares will include any Shares that are not tendered in the Offer, the Shares held by the Alden Fund and the Retained Shares.

See “Introduction”, “Special Factors” (Section 2 — Purpose of and Reasons for the Offer and the Merger; The Purchaser Group’s Plans for Emmis After the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger; Section 9 — Effects of the Offer and the Merger) and “The Offer” (Section 9 — Merger and Dissenters’ Rights; “Going Private” Rules; Section 11 — Conditions of the Offer; Section 13 — Merger Agreement; Other Agreements; Section 14 — Certain Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations).

Why was Mr. Heath Freeman appointed to the Board? Will he be voting on or participating in any of the deliberations with respect to the Transactions?

Mr. Freeman is a managing director of Alden Global Capital, which, along with Alden Global Capital Limited, manages the Alden Fund and, as contemplated by the Letter of Intent, has been appointed to be a director of Emmis as of May 25, 2010 and is acting as the representative of Alden on the Board. Based on its public filings, the Alden Fund currently beneficially owns more than 10% of the Shares, in the form of Shares, Shares that would be issued upon conversion of Existing Preferred Stock and various derivative securities. For purposes of Rule 16b-3 of the Exchange Act, the Board has approved any of the Transactions in which the Alden Fund will be disposing of or acquiring the equity securities of Emmis, including the Merger. Mr. Freeman has agreed to resign from the Board if the Alden Purchase Agreement is terminated. Mr. Freeman is not a member of the Committee and has not voted or participated in any deliberations with respect to the Transactions. See “Summary Term Sheet” — The Transactions, “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) and “The Offer” (Section 13 — Merger Agreement; Other Agreements — Alden Purchase Agreement).

Will I have dissenters’ rights?

It is not expected that dissenters’ rights will be available in connection with the Offer. § 23-1-44 IBCL provides that, so long as the Shares are covered securities under Section 18(b)(1)(A) or Section 18(b)(1)(B) of the Securities Act of 1933, as amended (i.e., securities listed on a U.S. securities exchange under the Exchange Act, such as the NASDAQ Global Select Market), shareholders will not be entitled to exercise dissenters’ rights with respect to the Merger. However, if the Shares are not covered securities on the record date for any shareholders’ meeting called to vote on the Merger (to the extent any such vote is required by Indiana law), holders of Shares at the Effective Time will have certain rights under Indiana law to dissent and demand payment of the fair value of their Shares. Dissenters’ rights will not be available for a merger effected pursuant to Indiana’s short-form merger provisions (where JS Acquisition acquires at least 90% of each class of the outstanding shares of capital stock of Emmis).

To obtain fair value, in the event that the Shares are not covered securities, a dissenting shareholder must notify JS Acquisition in writing of his or her intent to dissent prior to the taking of the vote on the Merger, not vote in favor of the Merger and comply with other requirements under Indiana law. Fair value means the value of the Shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless that exclusion would be inequitable. Fair value could be more or less than the Offer Price. The foregoing is qualified in its entirety by reference to § 23-1-44 IBCL, which is attached as Schedule D to this Offer to Purchase. See “The Offer” (Section 9 — Merger and Dissenters’ Rights; “Going Private” Rules).

Will Mr. Smulyan be willing to complete only some of the Transactions?

No. Mr. Smulyan will not be willing to complete any of the individual Transactions unless the other Transactions were also completed. Therefore, a failure to complete any of the Transactions will result in none of the Transactions being completed.

Will Mr. Smulyan be willing to support a competing transaction?

No. Mr. Smulyan, in his capacity as the controlling shareholder of Emmis, will not be willing to approve any other transaction that competes with or impedes the Transactions.

Will the Transactions result in a change of control of Emmis?

No. Mr. Smulyan currently directly owns Shares entitling him to cast more than a majority of the votes of the outstanding Shares on most matters. Mr. Smulyan will directly own all of the voting securities of Emmis following the Transactions.

Can I tender my Shares into the Tender Offer and still submit a proxy or vote my shares at the special meeting?

Yes. If you are a holder of Shares as of the record date for the special meeting, which will be set by Emmis, you will be able to submit a proxy or vote your Shares at the special meeting, regardless of whether you have tendered your Shares into the Offer either before or after such record date.

What happens to outstanding stock options?

If the Transactions are completed, all of Mr. Smulyan’s outstanding options will be contributed to Emmis and cancelled immediately prior to the Merger. Any outstanding options to purchase Shares held by persons other than Mr. Smulyan, will vest if unvested, and each such option with an exercise price of less than the Offer Price will be converted in the Merger into the right to receive an amount of cash per option equal to the Offer Price minus the exercise price of the option. All other options will be cancelled.

What happens to restricted stock and RSU’s?

Immediately prior to the Merger, each share of restricted stock and each RSU, whether or not vested, will vest and be cancelled, and the holders of restricted stock and RSU’s will be entitled to receive the Offer Price for each share of restricted stock and each share underlying any RSU (whether or not vested).

What is the market value of my Shares as of a recent date?

On June 1, 2010, the last full day of trading before the launch of the Offer, the last reported sales price of the Shares reported on the NASDAQ Global Select Market was $2.21 per Share. We encourage you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See “The Offer” (Section 6 — Price Range of Shares; Dividends).

What are the U.S. federal income tax consequences of tendering Shares?

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under state, local and non-US. tax laws. For U.S. federal income tax purposes, if you sell your Shares in the Offer or if your Shares are acquired in the Merger, you will generally recognize capital gain or loss equal to the difference between the amount of cash you receive and your tax basis in the Shares that you sell, assuming that you hold your Shares as a capital asset (generally, property held for investment). Any capital gain or loss will be long-term capital gain or loss if the Shares sold have been held for more than one year on the date of sale, and short-term capital gain or loss if held for one year or less on the date of sale.

The above discussion of U.S. federal income tax consequences is of a general nature and may not be applicable to all shareholders, some of whom may be subject to special U.S. federal income tax rules. You are urged to consult your tax advisor with regard to the specific U.S. federal, state, local and non-US. tax consequences to you of selling your Shares in the Offer or having them acquired in the Merger.

See “The Offer” (Section 5 — Material U.S. Federal Income Tax Consequences).

Whom should I call if I have questions about the tender offer?

You may call BNY Mellon Shareowner Services, the Information Agent for the Offer, collect at (201) 680-6579 or toll-free at (866) 301-0524.

INTRODUCTION

JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana corporation (“Emmis”) and JS Acquisition, LLC, an Indiana limited liability company that is wholly owned by Mr. Smulyan (“JS Parent”), is offering to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”) that are not Shares (the “Rollover Shares”) to be contributed to Emmis by the shareholders set forth in the Rollover Agreement (the “Rolling Shareholders”), dated May 24, 2010, by and among JS Parent and the Rolling Shareholders (the “Rollover Agreement”) or Shares beneficially owned by JS Acquisition, JS Parent, Mr. Smulyan, his affiliates (collectively with JS Acquisition, JS Parent and Mr. Smulyan, the “Purchaser Group”) and Alden Global Capital (together with its affiliates and related parties, “Alden”), a private asset management company with over $3 billion under management. The offer price is $2.40 per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”). The offer is made upon the terms and subject to the conditions set forth in this Offer to Purchase dated June 2, 2010 (this “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As of May 17, 2010, Mr. Smulyan and his affiliates hold in the aggregate, 62,941 Shares and 4,930,680 shares of Class B Common Stock, par value $0.01 per share, of Emmis (the “Class B Shares” and together with the Shares, the “Common Shares”), Alden Global Distressed Opportunities Master Fund, L.P. (the “Alden Fund”) holds 1,406,500 Shares and there were 1,714,431 Rollover Shares, representing approximately 21.4% of the Shares currently outstanding. Accordingly, this Offer to Purchase assumes the purchase of 29,726,881 Shares for $71,344,514. This Offer to Purchase also assumes the payment in the Merger (as defined below) of $3,375,600 in respect of the Shares held by the Alden Fund, $4,377,160 in respect of outstanding in-the-money options to purchase Shares, $631,059 in respect of Retained Shares (as defined below) beneficially owned by Mr. Smulyan and $10,280,000 of related fees and expenses in connection with the transactions, bringing the total amount of Alden funding anticipated in connection with the Offer to Purchase and the Merger to approximately $90.0 million. The Alden Fund also holds 1,162,737 shares of 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, of Emmis (the “Existing Preferred Stock”). The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “EMMS.”

The Offer is being made in connection with a proposed merger (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of May 25, 2010, by and among JS Parent, JS Acquisition and Emmis (the “Merger Agreement”), pursuant to which, upon the successful completion of the Offer, JS Acquisition will merge with and into Emmis with Emmis surviving the Merger as a subsidiary whose equity securities are owned entirely by JS Parent and Mr. Smulyan. Upon the successful completion of the Offer, JS Acquisition, together with the Alden Fund, the Purchaser Group and the Rolling Shareholders, will own a majority of the outstanding Shares and will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Emmis. If a meeting is necessary under applicable law in order to complete the Merger, pursuant to the Securities Purchase Agreement dated May 24, 2010, by and among the Alden Fund, Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC (“Alden Media”), JS Parent and Mr. Smulyan (the “Alden Purchase Agreement”), Mr. Smulyan and JS Parent have agreed to vote all of their Shares and Class B Shares in favor of the Merger and the Alden Fund has agreed to vote all of its Shares in favor of the Merger and pursuant to the Rollover Agreement, the Rolling Shareholders have agreed to vote all of their Rollover Shares in favor of the Merger.

Pursuant to the Merger Agreement, Emmis will also commence an offer (the “Exchange Offer”) to issue new 12% PIK Senior Subordinated Notes due 2017 (“New Notes”) in exchange for its currently outstanding Existing Preferred Stock and a solicitation of the votes of the holders of the Existing Preferred Stock and the holders of the Common Stock to adopt the Proposed Amendments (as defined below) to the terms of the Existing Preferred Stock to facilitate the Offer and the Merger. The Offer and the Merger are conditioned on, among other things, the adoption and effectiveness of the Proposed Amendments. This Offer to Purchase does not relate to the Exchange Offer or the Proposed Amendments, which will be described in detail in a separate Proxy Statement/Offer to Exchange.

Following the Merger, Mr. Smulyan will hold all of the shares of a newly issued class of voting common stock of Emmis, and JS Parent will hold all of the shares of a newly issued class of non-voting common stock of Emmis. Other than 9,755 Shares held by Mr. Smulyan directly, 190,245 Class B Shares held by Mr. Smulyan directly (which he will convert into Shares immediately prior to the Merger), 8,441 Shares held by Mr. Smulyan in Emmis’ 401(k) plan and 30,625 Shares held by The Smulyan Family Foundation (collectively, the “Retained Shares”), which will be retained by Mr. Smulyan and The Smulyan Family Foundation, immediately prior to the Merger, all Common Shares held by the Purchaser Group and Rollover Shares of the Rolling Shareholders will be contributed to Emmis and cancelled, in satisfaction of each’s respective obligations under the Alden Purchase Agreement and the Rollover Agreement and in consideration for JS Parent Common Interests. Each Share that remains outstanding after the contribution to Emmis and cancellation of the Rollover Shares and the Shares held by the Purchaser Group will be converted in the Merger into the right to receive from Emmis cash consideration in an amount equal to the Offer Price. Such Shares will include any Shares that are not tendered in the Offer, the Shares held by the Alden Fund and the Retained Shares.

Subject to applicable law, JS Acquisition reserves the right to amend the Offer (including amending the number of Shares to be purchased, the Offer Price and the consideration to be offered in the Merger), or to negotiate a merger agreement with Emmis not involving a tender offer pursuant to which JS Acquisition would terminate the Offer and the Shares would, upon completion of such merger, be converted into the consideration negotiated by JS Parent, JS Acquisition and Emmis.

The committee of disinterested directors of the board of directors of Emmis (the “Committee”), at a meeting duly called and held, has unanimously (i) determined that the Offer and the Merger are advisable and fair to and in the best interests of Emmis and the holders of Shares other than the Shares beneficially owned by the members of the Purchaser Group, the Rolling Shareholders and Alden (collectively, the “Interested Parties” and the Shares beneficially owned by them, the “Interested Party Shares”) and (ii) recommended that the board of directors of Emmis (the “Board”) unanimously adopt resolutions, on the terms and subject to the conditions of the Merger Agreement and in accordance with the IBCL (a) determining that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Parent to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (b) approving and adopting the Merger Agreement, the Offer and the Merger and (c) recommending that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement (the “Committee Recommendation”).

The Board, acting on the Committee Recommendation, at a meeting duly called and held, has unanimously, on the terms and subject to the conditions of the Merger Agreement and in accordance with the IBCL (i) determined that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Parent to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and adopted the Merger Agreement, the Offer and the Merger and (iii) recommended that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement (the “Board Recommendation”).

The factors considered by the Board and the Committee in making the determinations and recommendations described above are described in Emmis’ Schedule 14D-9, which has been filed with the SEC and is being mailed to the shareholders of Emmis together with this Offer to Purchase. Shareholders of Emmis are urged to, and should, carefully read Emmis’ Schedule 14D-9.

The completion of the Offer is subject to various conditions, including:

(i) the Merger Agreement has not been terminated;

(ii) each of the Committee and the Board shall have (a) made the Committee Recommendation and the Board Recommendation, as applicable and (b) not withheld, withdrawn, qualified, failed to make or modified in a manner adverse to JS Acquisition, the Committee Recommendation or the Board Recommendation, as applicable, or publicly recommended or announced its intention to take any action or make any statement inconsistent with the Committee Recommendation or the Board Recommendation, as applicable (collectively, an “Adverse Recommendation Change”);

(iii) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares, which together with the Shares and the Class B Shares beneficially owned by the Purchaser Group and Alden, represents at least a majority of the aggregate voting power of the Shares and the Class B Shares, voting together as a single class (with each Share entitled to one vote per Share and each Class B Share entitled to one vote per Class B Share), outstanding on the date such Shares are purchased (the “Minimum Tender Condition”);

(iv) the Alden Purchase Agreement has not been terminated and the payment by Alden Media of cash, when due, to JS Parent in the amount of $90.0 million, which amount will be adjusted, to the extent funds are required to provide cash consideration to holders of Existing Preferred Stock that do not tender their shares of Existing Preferred Stock in the Offer and/or to pay various expenses in connection with the Transactions, pursuant to the Alden Purchase Agreement (such amount, the “Purchase Price”);

(v) obtaining the requisite 2/3 vote of the holders of the Existing Preferred Stock and the affirmative vote of more Shares and Class B Shares, voting together as a single class (with each Share entitled to one vote per Share and each Class B Share entitled to ten votes per Class B Share), voting in favor than against amending the terms of the Existing Preferred Stock to (a) remove § 11 of Exhibit A to Emmis’ Articles of Incorporation, (b) provide for the automatic conversion upon the Merger (X) of the Existing Preferred Stock not exchanged for New Notes (other than the Existing Preferred Stock held by the Alden Fund) into that amount of consideration that would be paid to holders of Shares into which the Existing Preferred Stock was convertible immediately prior to the Merger and (Y) of the Existing Preferred Stock held by the Alden Fund into the New Notes, and (c) remove the right of the holders of the Existing Preferred Stock to nominate directors to the Board (collectively, the “Proposed Amendments”), assuming a quorum is present (collectively, the “Required Vote”); and

(vi) the Proposed Amendments shall be in full force and effect.

The Minimum Tender Condition cannot be waived without the consent of Alden Media and the Committee. Based on the number of Shares outstanding as of May 17, 2010, the Minimum Tender Condition would be satisfied upon the valid tender in the Offer (without withdrawal) of at least 10,809,949 Shares, or 32.8% of the Shares outstanding. Mr. Smulyan holds sufficient Shares and Class B Shares such that the Proposed Amendments do not require the affirmative vote of any holder of Emmis capital stock other than Mr. Smulyan and holders of 2/3 of the Existing Preferred Stock. The Offer is also subject to the other conditions described in “The Offer” (Section 11 — Conditions of the Offer). Pursuant to the Alden Purchase Agreement, the conditions to the Offer cannot be waived or modified by JS Acquisition without Alden Media’s prior written consent.

SPECIAL FACTORS

1.	Background of the Offer; Past Contacts and Negotiations with Emmis

In Mr. Smulyan’s Statement on Schedule 13D, as amended, with respect to his beneficial ownership of the Shares, Mr. Smulyan has stated that he does not intend to sell his Shares or Class B Shares but may seek to acquire additional Shares or engage in an extraordinary corporate transaction with respect to Emmis. Accordingly, during the last two years, Mr. Smulyan has had preliminary discussions with various hedge funds, private equity funds and other strategic investors with respect to providing financing in connection with a going private transaction of Emmis. The Board required that any such parties enter into confidentiality agreements with Emmis prior to Emmis providing them with non-public information. In connection with such discussions, Emmis entered into confidentiality agreements with 20 such parties over the course of the last two years, but none of those discussions proceeded beyond the preliminary stage.

On May 12, 2009, JS Acquisition, which was formed by Mr. Smulyan in April 2009 for the purposes of exploring potential going private transactions with Emmis, entered into an engagement letter with Party A, an investment bank. Under the engagement letter, Party A would act as a financial intermediary in connection with such potential transactions with a list of specified parties. No discussions other than preliminary discussions resulted from this arrangement.

On October 2, 2009, JS Acquisition engaged BIA Capital Strategies, LLC (“BIA”) another investment bank, to assist the company with regards to strategic advice and fundraising related to going private. BIA provided those services to Mr. Smulyan and Emmis through April 2010.

During November 2009, Mr. Smulyan also discussed the framework of a potential going private transaction with a private equity investor, Party B, and its legal advisors. Party B conducted a preliminary due diligence investigation with respect to Emmis but, no firm offers to provide financing for a going private transaction materialized.

In early January 2010, Mr. Heath Freeman, Managing Director of Alden Global Capital, and Messrs. Ryan A. Hornaday and J. Scott Enright of Emmis had a series of discussions regarding the terms and provisions of the Existing Preferred Stock held by Alden.

During March and April 2010, BIA continued to advise JS Acquisition with respect to possible going private transactions and continued to seek financing sources for such transactions.

On March 23, 2010, Mr. Freeman and Messrs. Hornaday and Enright of Emmis had further discussions regarding the terms and provisions of the Existing Preferred Stock and a preliminary discussion regarding the required vote of the holders of the Existing Preferred Stock that would enable a possible exchange offer for the Existing Preferred Stock.

On April 11, 2010, Mr. John Momtazee of Moelis & Company (“Moelis”) indicated to Mr. Smulyan and Mr. Patrick M. Walsh that Alden was interested in discussing a potential exchange of the Existing Preferred Stock for debt. Mr. Smulyan indicated at that time that an exchange of Existing Preferred Stock for debt without a concurrent going-private transaction was unattractive because it would curtail Emmis’ access to the financing markets.

This exchange of views led to a meeting in Indianapolis on April 15, 2010 among Mr.  Freeman, Mr. Smulyan, Messrs. Walsh, Enright and Hornaday of Emmis and Messrs. Momtazee and Navid Mahmoodzadegan of Moelis. At this meeting, Mr. Freeman and Mr. Smulyan first discussed the possibility of Alden providing one or more forms of financing for a going private transaction with respect to Emmis in which Mr. Smulyan or an entity controlled by him would acquire all of the outstanding stock of Emmis not already controlled by Mr. Smulyan.

JS Acquisition engaged Moelis as its financial advisor, effective as of April 21, 2010.

Beginning on April 22, 2010, Mr. Smulyan and Alden, together with their respective legal advisors, Paul, Weiss, Rifkind, Wharton & Garrison LLP and Skadden, Arps, Slate, Meagher & Flom LLP, their respective Indiana counsel, Taft Stettinius & Hollister LLP and Krieg DeVault LLP, and Moelis, began negotiating the terms of a letter of intent relating to the proposed going private transaction and a related financing by Alden.

The negotiations continued throughout the weekend of April 24-25, 2010.

On April 26, 2010, JS Acquisition and Alden entered into a non-binding Letter of Intent (the ‘‘Letter of Intent”) with respect to a series of transactions relating to the equity securities of Emmis. Based on the framework laid out in the Letter of Intent, Mr. Smulyan, Alden, their respective legal advisors and Moelis began to prepare definitive documentation with respect to a series of transactions (the “Transactions”) designed to result in Emmis being taken private by Mr. Smulyan and JS Acquisition.

On April 28, 2010, JS Acquisition sent the following letter to the Board:

JS Acquisition, Inc.

April 28, 2010

Board of Directors
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204

Ladies and Gentlemen:

We would like to take this opportunity to brief you on the terms of the letter of intent (the “LOI”) entered into between JS Acquisition, Inc. (“JS Acquisition”) and Alden Global Capital (“Alden”) relating to a going private transaction (the “Transaction”) involving Emmis Communications Corporation (“Emmis”). Pursuant to the LOI, JS Acquisition intends to purchase all of the shares of Class A common stock of Emmis (excluding shares owned by JS Acquisition, Mr. Jeffrey H. Smulyan and his affiliates) at a price per share of $2.40. The consideration to be offered for Emmis’ Class A common stock represents a 74% premium over the 30-trading day average closing price of the Class A common stock and a 118% premium over the 180-trading day average closing price of the Class A common stock. Our offer will be conditioned upon, among other things including regulatory approvals and other customary conditions, a number of shares of Class A common stock of Emmis being tendered for purchase that, when combined with the Class A and Class B common stock owned by Mr. Smulyan and his affiliates and the Class A common stock owned by Alden, represents a majority of the aggregate number of shares of outstanding Class A and Class B common stock of Emmis (the “Minimum Condition for the Common Stock Tender Offer”). Following the closing of our offer to purchase, the remaining outstanding Class A common stock (excluding shares held by Mr. Smulyan and his affiliates) would be cashed out in a merger (the “Back-end Merger”) at the same price per share as our offer.

The LOI also contemplates an offer to exchange all of the outstanding shares of preferred stock of Emmis (the “Preferred Stock”) for newly-issued 12% senior subordinated notes due 2017 of Emmis (the “Debt”) with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Stock. The consideration offered for the Preferred Stock represents a 73% premium over the 30-trading day average closing price of the Preferred Stock and a 133% premium over the 180-trading day average closing price of the Preferred Stock.

The exchange offer is expected to be exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9). In connection with the exchange offer, exchanging holders will be required to consent to (i) eliminate Section 11 of Exhibit A to Emmis’ Articles of Incorporation (providing for a Going Private Redemption), (ii) provide for the automatic conversion upon the Back-end Merger of (X) the Preferred Stock (other than the Preferred Stock held by Alden) into that amount of consideration that would be paid to holders of shares of the Class A common stock into which the Preferred Stock was convertible immediately prior to the Back-end Merger and (Y) the Preferred Stock held by Alden into Debt, (iii) eliminate the right of the holders of the Preferred Stock to nominate directors to Emmis’ board of directors and (iv) any further amendments as may be necessary or appropriate to avoid any requirement for Emmis to register the Debt under the Securities Exchange Act of 1934, as amended (the “Preferred Stock Amendments”). The Preferred Stock Amendments will require approval of two-thirds of the holders of the Preferred Stock. Alden, which currently holds 42% of the Preferred Stock, has agreed to consent to such amendments and exchange its Preferred Stock for Debt as part of the Back-end Merger. Our offer to purchase will also be conditioned upon the tender in the exchange offer of a number of shares of Preferred Stock that, when combined with the Preferred Stock being exchanged by Alden in the Back-end Merger, represents at least two-thirds of the outstanding Preferred Stock and the effectiveness of the Preferred Stock Amendments (the “Minimum Condition for the Preferred Stock Exchange Offer”).

In order to provide this opportunity to Emmis common shareholders, we will require the following from the Emmis board of directors (the “Board”) prior to our launch of our offer to purchase:

1. the Board approving the Transaction as contemplated by §§ 23-1-43-1 to 23-1-43-24 of the Ind. BCL prior to the contribution to JS Acquisition of any shares of Emmis stock by Mr. Smulyan and the purchase by JS Acquisition of shares tendered in the offer, the effectiveness of which is conditioned upon satisfaction of the Minimum Condition of the Common Stock Tender Offer and the Minimum Condition of the Preferred Stock Exchange Offer;

2. the Board authorizing Emmis to enter into a merger agreement providing for the Back-end Merger, adopting the plan of merger contemplated thereby and agreeing to utilize Ind. BCL § 23-1-40-3(b)(1) to submit such agreement and plan of merger directly to the Emmis common shareholders for approval without a Board recommendation, the effectiveness of such authorization, adoption and agreement being conditioned upon satisfaction of the Minimum Condition of the Common Stock Tender Offer and the Minimum Condition of the Preferred Stock Exchange Offer;

3. the Board causing the appointment of Mr. Heath Freeman, as designee of Alden, to serve as an additional director on the Board (Mr. Freeman’s bio is attached for your review);

4. the Board approving, promptly following such appointment, the exemption pursuant to Rule 16b-3 under the Exchange Act of the consideration to be delivered to Alden in respect of the Class A common stock and Preferred Stock owned by it in the Back-end Merger; and

5. the Board approving Emmis’ cooperation with all other documentation and filings necessary or appropriate to effectuate the Transaction subject to satisfaction of the Minimum Condition for the Common Stock Tender Offer, including, in particular, cooperation with launching the exchange offer and obtaining the necessary approvals of the Preferred Stock Amendments.

We look forward to working with the Board to provide Emmis common shareholders this exciting opportunity. Just as a reminder, Jeff Smulyan is not interested in any transaction involving the sale of his Class A or Class B common stock and will not support another transaction in his capacity as controlling common shareholder.

Timing is critical to the success of the Transaction and our plan is for each of the offers to be launched as soon as possible. Accordingly, we encourage the Board to form an independent committee to engage independent legal counsel to consider the foregoing requests and respond to us as soon as possible.

Very truly yours,

JS Acquisition, Inc.

By:	Jeffrey H. Smulyan
President & CEO

On April 29, 2010, the Board formed a Committee of Disinterested Directors (the “Committee”), consisting of Ms. Susan B. Bayh and Messrs. Peter A. Lund and Lawrence B. Sorrel, all of whom qualify as “Independent Directors” under NASDAQ Listing Rule 5605, are “disinterested directors” as defined in §23-1-35-1(h) of the IBCL and have no interest in the Offer or the Merger other than as holders of Shares. None of the members of the Committee will be a director of Emmis following the completion of the Transactions. Shortly after the Committee was formed, the Committee retained Davis Polk & Wardwell LLP and Barnes & Thornburg LLP to serve as counsel to the Committee.

Over the next several weeks, representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley”) met with Emmis’ management and conducted due diligence. The Committee also negotiated the terms of Morgan Stanley’s engagement during this time.

On May 6, 2010, JS Acquisition was recapitalized so that Mr. Smulyan held all 10 shares of Class B Common Stock, par value $0.01 per share, of JS Acquisition (the “JS Acquisition Class B Common Stock”), and all 1,000,000 shares of the Class A Non-Voting Common Stock, par value $0.01 per share, of JS Acquisition (the “JS Acquisition Class A Common Stock”). Also on May 6, 2010, Mr. Smulyan contributed the JS Acquisition Class A Common Stock to JS Acquisition, LLC, a newly-formed Indiana limited liability company (“JS Parent”) that is wholly-owned by Mr. Smulyan.

From April 26, 2010 to May 24, 2010, representatives of JS Parent and Alden Media, together with their respective counsel and Moelis, negotiated the terms of the various agreements governing the Transactions. On May 24, 2010, JS Parent, the Alden Fund, Alden Global Value Recovery Master Fund, L.P., and Alden Media entered into the Alden Purchase Agreement, under which Alden Media will among other things, purchase from JS Parent for $90.0 million in cash, Series A Convertible Redeemable Preferred Interests of JS Parent, with a Preferred Unrecovered Capital balance of $96.9 million, which will be increased to the extent additional funds are required to provide cash consideration in the Merger to holders of Existing Preferred Stock that do not tender their shares of Existing Preferred Stock in the Exchange Offer and to fund various transaction expenses, and 24.0% Percentage Interest of JS Parent Common Interests. The proceeds from the purchase would be used to fund the cash consideration to be paid in the Offer and the Merger and to fund other cash used in the Transactions.

On May 19, 2010, an engagement letter with the Committee was executed by Morgan Stanley. Also on this date Paul, Weiss delivered draft Transaction documents to Davis Polk, including a draft of the Merger Agreement. Over the next six days, the representatives of the Committee and JS Acquisition negotiated the terms of the Merger Agreement.

At a meeting held on May 25, 2010, the Committee unanimously determined that the Merger Agreement, including the Offer and the Merger was advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties), and unanimously determined to recommend that the Board adopt resolutions, on terms and subject to the conditions of the Merger Agreement and the IBCL, (i) determining that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties), for JS Parent to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approving and adopting the Merger Agreement, the Offer and the Merger, and (iii) recommending that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement. For a summary of factors considered by the Committee in making its determinations see Emmis’ Schedule 14D-9 which has been filed with the SEC and is being mailed to the shareholders of Emmis together with this Offer to Purchase.

Following the meeting of the Committee, the Board met to, among other things, receive the recommendation of the Committee with respect to the Offer. Following receipt of the Committee’s recommendation, the Board unanimously (i) determined that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Parent to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and adopted the Merger Agreement, the Offer and the Merger and (ii) recommended that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement. At that same meeting, the Board also unanimously adopted various other resolutions and granted authority and approval with respect to various other matters in connection with the Transactions including, among other things, the determinations required under the Merger Agreement with respect to the Indiana anti-takeover statutes.

At that meeting, the Board approved the Exchange Offer and the issuance of the New Notes, authorized Emmis to submit the Proposed Amendments to shareholders without a recommendation from the Board and approved all other actions needed to effectuate the Proposed Amendments, subject to receipt of requisite shareholder approval.

On May 25, 2010, Emmis, JS Parent and JS Acquisition entered into the Merger Agreement. That same day, Emmis issued a press release announcing the execution of the Merger Agreement.

As contemplated by the Letter of Intent, Mr. Heath Freeman was elected to the Board on May 25, 2010. Mr. Freeman has not participated in any deliberations of the Board or the Committee regarding the Transactions.

On May 27, 2010, Emmis filed with the SEC a Proxy Statement/Offer to Exchange with respect to the Exchange Offer.

On June 2, 2010, JS Acquisition commenced the Offer.

2.	Purpose of and Reasons for the Offer and the Merger; The Purchaser Group’s Plans for Emmis After the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger

Purpose of the Offer.  The purpose of the Offer is to acquire all of the outstanding Shares that are not Rollover Shares or Shares beneficially owned by the Purchaser Group and the Alden Fund. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or contributed to Emmis pursuant to the Alden Purchase Agreement or the Rollover Agreement immediately prior to the Effective Time. If the Offer is successful and the conditions to the Merger are satisfied or waived, JS Parent intends to complete the Merger as promptly as reasonably practicable. As further described in “The Offer” (Section 11 — Conditions of the Offer), the Offer is conditioned upon the Board and/or the Committee not having made an Adverse Recommendation Change.

In addition, under the Alden Purchase Agreement, Alden Media has conditioned its purchase obligations, which are the sole source of financing for the Offer and the Merger, on the commencement of the Exchange Offer and the effectiveness of the Proposed Amendments

After completion or termination of the Offer, JS Acquisition reserves the right, but has no current intention to acquire or sell Shares in open market or negotiated transactions. There can be no assurance that JS Acquisition will acquire such additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired.

Plans for Emmis After the Offer and the Merger.  Upon the successful completion of the Offer, JS Acquisition, together with the Alden Fund, the Purchaser Group and the Rolling Shareholders, will own a majority of the outstanding Shares and will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Emmis. If a meeting is necessary under applicable law in order to complete the Merger, pursuant to the Alden Purchase Agreement, Mr. Smulyan and JS Parent have agreed to vote all of their Shares and Class B Shares in favor of the Merger and the Alden Fund has agreed to vote all of its Shares in favor of the Merger and pursuant to the Rollover Agreement, the Rolling Shareholders have agreed to vote their Rollover Shares in favor of the Merger.

In the Merger, the Retained Shares and all of the other outstanding Shares (except for the other Shares held by the Purchaser Group and the Rollover Shares), will be converted into the right to receive the Offer Price. Immediately prior to the effective time of the Merger (the “Effective Time”), each Share held by the Purchaser Group (other than the Retained Shares) and the Rollover Shares will be contributed to Emmis and cancelled in satisfaction of the respective obligations under the Alden Purchase Agreement or the Rollover Agreement, as applicable, and in consideration for JS Parent Common Interests. Each Class B Share (other than any converted to Retained Shares before the Merger), all of which are held by Mr. Smulyan, and all of Mr. Smulyan’s options to acquire Shares and Class B Shares will be contributed to Emmis and cancelled in satisfaction of his obligations under the Alden Purchase Agreement, and in consideration for JS Parent Common Interests. Each outstanding share of the Existing Preferred Stock not held by the Alden Fund will be converted into the right to receive $5.856 in cash from JS Parent, and each share of Existing Preferred Stock held by the Alden Fund will be converted into the right to receive New Notes at a rate of $30 principal amount of New Notes per $50 of liquidation preference of Existing Preferred Stock, excluding accrued and unpaid dividends. In the Merger, each share of JS Acquisition Class A Common Stock, all of which are held by JS Parent will be converted into one share of new nonvoting Class A Common Stock, par value $0.01 per share (“New Class A Common Stock”) of Emmis and each share of JS Acquisition Class B Common Stock, which are all held by Mr. Smulyan will be converted into one share of new Class B Common Stock, par value $0.01 per share (“New Class B Common Stock”) of Emmis.

JS Acquisition is not offering to acquire outstanding options in the Offer. In the Merger, all options not exercised, other than those held by Mr. Smulyan, will be cancelled in exchange for the payment of the excess, if any, of the Offer Price over the exercise price for such options, less any applicable income and employment taxes required to be withheld by applicable law.

Except as otherwise described in this Offer to Purchase, the Purchaser Group have no current plans or proposals which relate to or would result in:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Emmis;

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Emmis; or

•	any other material change in Emmis’ corporate structure or business.

If the Offer and the Merger are successfully completed and the Amended and Restated Operating Agreement of JS Acquisition, LLC, to be entered into upon the closing of the Alden Purchase Agreement by and among Alden Media, Mr. Smulyan, JS Parent and certain other parties (the “Operating Agreement”) is entered into, the members of the Board of the surviving corporation will be the members of the Board of JS Acquisition. JS Parent will have the right to appoint at least a majority of the members of the Board and Alden Media will have the right to appoint up to three members of the Board, depending on Alden’s ownership of JS Parent Common Interests (see “the Offer” (Section 13 — Merger Agreement; Other Agreements — Amended and Restated Operating Agreement). Mr. Smulyan has also agreed that following completion of the Merger, he will vote the New Class B Common Stock held by him in favor of amendments to the articles of incorporation and by-laws of Emmis and Emmis Operating Company to mirror the governance provisions in the Operating Agreement.

In addition, pursuant to the Operating Agreement, JS Parent must use its commercially reasonable efforts to cause Emmis to sell assets of Emmis and its subsidiaries to be used to refinance existing indebtedness of Emmis Subsidiaries in order to permit the redemption of the 15% PIK Junior Subordinated Notes due 2017 of Emmis, the New Notes and/or the JS Parent Preferred Interests. Emmis has had discussions with various third parties and financing sources in the past regarding potential asset sales, but such discussions have not resulted in any firm offers.

The Purchaser Group further expects to operate Emmis as a going concern under its control and to review Emmis’ assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine which changes may be necessary following the Offer and the Merger to best organize and integrate the activities of JS Parent and Emmis (and its affiliates). The Purchaser Group expressly reserves the right to make any changes to future plans that it deems necessary or appropriate in light of its review or future developments.

Reasons of the Purchaser Group for the Offer and the Merger.  In reaching its decision to make the Offer, The Purchaser Group considered the following material factors:

•	as a privately-held company, Emmis will have greater ability to take larger risks and more aggressively pursue opportunities in the industry than it is able to do while being a public company without risk-adjusted capital investments;

•	as a privately-held company, Emmis will have greater flexibility to operate with a view to long-term goals and strategies without focusing on short-term operating earnings and its associated implications to public shareholders and such long-term focus will allow Emmis to make investments in digital media and make other long-term capital expenditures;

•	by ceasing to be a public company, Emmis will benefit from the elimination of the additional burdens on Emmis’ management, as well as the expenses associated with being a public company, including the burdens of preparing periodic reports under federal securities laws requirements (including the Sarbanes-Oxley Act of 2002), complying with stock exchange listing requirements and maintaining investor relations functions; and

•	as a privately-held company, less information will be required to be provided publicly for use by Emmis’ competitors.

Certain Effects of the Offer and the Merger.  As a result of the Exchange Offer and the Offer, the direct and indirect interest of the Purchaser Group and the Alden Fund in Emmis’ net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer.

Immediately following completion of the Merger, the Purchaser Group, the Rolling Shareholders and Alden’s indirect interest in such items will increase to 100%, and the Purchaser Group, the Rolling Shareholders and Alden Media will be entitled to all benefits resulting from that interest, including all income generated by Emmis’ operations and any future increase in Emmis’ value. The Purchaser Group, the Rolling Shareholders and Alden Media will also bear the risk of losses generated by Emmis’ operations and any decrease in the value of Emmis after the Merger. Upon completion of the Merger, Emmis will become a privately held corporation. Accordingly, former shareholders of Emmis will not have the opportunity to participate in the earnings and growth of Emmis after the Merger and will not have any right to vote on corporate matters. Similarly, former shareholders of Emmis will not face the risk of losses generated by Emmis’ operations or decline in the value of Emmis after the Merger.

Alternatives to the Offer and the Merger.  The Purchaser Group, having come to a determination to pursue the acquisition of the Shares considered various alternative transaction structures by which the acquisition might be achieved and determined to make the Offer, which would be conditioned, among other things, on the Proposed Amendments receiving the Requisite Vote and the effectiveness of the Proposed Amendments and followed by the Merger. In choosing this transaction structure, the Purchaser Group considered the following material factors:

•	a cash tender offer followed by a merger is a transaction structure that is commonly used to effect an acquisition of the majority interests in a publicly traded company by a controlling shareholder;

•	Emmis’ shareholders that tender their Shares in the Offer or that tender their shares of Existing Preferred Stock in the Exchange Offer would likely receive their consideration sooner in a tender offer than in a negotiated merger transaction with Emmis that is not preceded by a tender offer;

•	the Offer does not compel any Emmis shareholder to sell its Shares, and the Offer and the Merger will not be effected unless the Minimum Tender Condition is satisfied;

•	for a controlling shareholder, such as Mr. Smulyan, that is seeking to acquire shares from a large number of public shareholders, open-market or privately-negotiated purchases would be less efficient, more complex and more time consuming than a tender offer; and

•	an exchange offer, such as the Exchange Offer, could be an inducement for holders of Existing Preferred Stock to vote in favor of the Proposed Amendments which are necessary for the Transactions to be completed.

These factors represent all of the material factors considered by the Purchaser Group in deciding to structure the proposed Transactions as a cash tender offer, coupled with an exchange offer, followed by a merger. The Purchaser Group did not consider any structures other than a negotiated merger, open-market purchases and privately-negotiated purchases.

3.	The Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger

The rules governing “going private” transactions require the Purchaser Group to express its beliefs as to the fairness of the Offer and the Merger to Emmis’ shareholders who are not affiliated with the Purchaser Group, the Rolling Shareholders or Alden. The Purchaser Group is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Purchaser Group’s views as to the financial and procedural fairness of the Offer and the Merger should not be construed as a recommendation to any shareholder as to whether the shareholder should tender its Shares in the Offer, how the shareholder should vote on the approval of the Merger and the Merger Agreement (to the extent such vote is required under Indiana law), seek to remain as a shareholder of Emmis, demand dissenters’ rights pursuant to the IBCL in connection with the Merger or otherwise. The Purchaser Group did not engage an independent financial advisor to advise on the fairness of the Offer or the Merger or to appraise or calculate the value of the Shares or the Offer Price being paid in the Offer.

The Purchaser Group attempted to negotiate the Offer and the Merger on terms that would be most favorable to it, and not to the shareholders of Emmis, and, accordingly, did not negotiate the terms of any agreement related to the Offer and the Merger with a goal of obtaining terms that were fair to such shareholders. However, the Purchaser Group has concluded that the Offer and the Merger are both financially and procedurally fair to Emmis’ shareholders who are not affiliated with the Purchaser Group, the Rolling Shareholders or Alden (whether those shareholders tender their Shares in the Offer or decline to tender and elect instead to remain as shareholders of Emmis). The following discussion of the information and factors considered and weight given by the Purchaser Group is not intended to be exhaustive, but includes the material factors considered by the Purchaser Group.

The Purchaser Group believes that the Offer and the Merger are financially fair to Emmis shareholders who participate in the Offer or determine to remain as shareholders of Emmis because:

•	The Offer Price, which is payable both in the Offer and the Merger, represents a premium of approximately 4.3% over the closing price of the Shares on April 23, 2010, the last day prior to the public announcement of JS Acquisition’s intent to make the Offer, and a premium of approximately 74% over the average closing price of the Shares for the 30 trading days immediately preceding that date and a 118% premium over the average closing price of the Shares for the 180 trading days immediately proceeding that date. JS Acquisition considered this factor significant even though the Shares have traded in the recent past, before the recent steep declines in the prices of the Shares and in the share prices of other publicly traded companies operating in the same sector as Emmis, at prices much higher than the Offer Price, because in the Purchaser Group’s opinion, there has been a recent substantial deterioration, reflected in the decline in the price of the Shares, in general economic conditions, in the business sector in which Emmis operates and in Emmis’ own operating results, financial condition and prospects.

•	The Offer provides holders of Shares (other than the Interested Parties) with certainty of value and eliminates their exposure to further fluctuations in the market price of the Shares, given the historically depressed fundamentals and valuation of Emmis and the Offer shifts the risk of future financial performance from the such holders to the Purchaser Group, the Rolling Shareholders and Alden for such holders whose Shares are tendered and purchased in the Offer.

•	The Offer provides Emmis’ shareholders the opportunity to receive the Offer Price expeditiously. If Emmis were maintained as a publicly-traded entity, Emmis shareholders only would be able to realize trading values for their Shares. The market for the Shares is less liquid relative to other NASDAQ-listed companies because of Emmis’ relatively small public float. Emmis’ average daily trading volume over the last 12 months is 208,979 Shares. The Offer also provides the opportunity for Emmis’ shareholders to liquidate their positions without incurring brokerage and other costs typically associated with market sales.

•	Since declaring a special cash dividend of $4 per Share in 2006, which was the first dividend on the Shares in Emmis’ history, Emmis has not declared a dividend to its shareholders, and it is expected that no dividend will be paid in the foreseeable future.

•	Emmis has a substantial amount of indebtedness, and the effectiveness of its financial maintenance covenants will resume in the third quarter of 2011. This high level of indebtedness limits Emmis’ flexibility to operate its business, borrow additional funds and refinance its indebtedness. The Offer avoids the potential risk of Emmis not being able to refinance its existing indebtedness on more favorable terms or at all when its term loan and revolver mature on November 1, 2013 and November 2, 2012, respectively.

•	The trading price of the Shares has been historically volatile. In 1999, the Shares reached an all time high closing price of $63.24 per Share, and in 2009, the Shares reached an all time low closing price of $0.24 per Share. By tendering their Shares in the Offer, holders of Shares (other than the Interested Parties) will no longer be subject to such price volatility.

•	Beginning in the middle of 2008, amidst the economic recession, advertisers reduced their spending significantly, and those reductions have had a substantial impact on advertising-supported businesses, including Emmis. While advertising spending has improved over the past year, the ongoing recovery is unpredictable and may be adversely affected by continued weakness in the economy.

•	In the Purchaser Group’s view, the changes in the economic environment that have resulted in the deterioration in advertising spending, the growth of new media, such as various media content distributed via the Internet, telecommunication companies and cable interconnects, which are gaining advertising share against radio and other traditional media, the perception of investors and advertisers that satellite radio and portable media players diminish the effectiveness of radio advertising, advertisers’ lack of confidence in the ratings of radio stations due to dated ratings-gathering methods, and a lack of inventory and pricing discipline by radio operators, have diminished the profitability of traditional media, including radio and publishing, and have fundamentally altered expectations of future cash flows and key valuation assumptions and estimates resulting in decreased valuations for Emmis and other comparable companies relative to historical levels.

•	The fact that Emmis incurred a net loss of approximately $118 million for the fiscal year ended February 28, 2010, which confirms, in the Purchaser Group’s view, that Emmis’ businesses are continuing to exhibit operational challenges.

•	All of the holders of Shares (other than the Interested Parties), including those who elect not to tender their Shares in the Offer but whose Shares instead are acquired in the Merger, have an opportunity to be paid the same price (the Offer Price) for their Shares.

•	The Offer and the Merger will provide additional liquidity for holders of Shares (other than the Interested Parties) because they provide an alternative means whereby Shares may be sold that did not exist prior to the commencement of the Offer.

•	There are no unusual requirements or conditions to the Offer, and the only financing condition that the Offer is subject to is that Alden Media pays the purchase price pursuant to the Alden Purchase Agreement. Alden Media’s obligation to fund such amount is not contingent upon JS Parent’s or JS Acquisition’s financial condition, but is subject to other conditions set forth in the Alden Purchase Agreement. See “The Offer” (Section 10 — Source and Amount of Funds; Section 13 — Merger Agreement; Other Agreements). Accordingly, the Offer can be completed by JS Parent expeditiously to the benefit of the holders of Shares (other than the Interested Parties) tendering their Shares.

The Purchaser Group believes that the Offer and the Merger are procedurally fair to Emmis’ shareholders who participate in the Offer or determine to remain as shareholders of Emmis because:

•	The Offer is subject to the Minimum Tender Condition, which is not waivable without the consent of Alden Media and the Committee. The Purchaser Group believes that the holders of Shares (other than the Interested Parties) are capable of evaluating the fairness of the Offer and the Merger and the Minimum Tender Condition provides meaningful procedural protections for such holders because if the Minimum Tender Condition is not satisfied, the Purchaser Group will not be able to complete the Offer or the Merger.

•	The holders of Shares (other than the Interested Parties) will be able to decide voluntarily whether or not to tender their Shares in the Offer and, if the Offer and the Merger are completed and any such holder has elected not to tender, such holder will be entitled to receive the same type and amount of consideration in the Merger that such holder would have received in the Offer.

•	The Offer could not be argued to be coercive to the holders of Shares (other than the Interested Parties) because such holders who do not tender their Shares in the Offer will also receive the same consideration of the Offer Price in the subsequent Merger as those holders who tendered their Shares in the Offer.

•	The holders of Shares (other than the Interested Parties) will have sufficient time to make a decision whether or not to tender because the Offer will remain open for 20 business days (unless extended by JS Acquisition) and JS Acquisition announced its intention to make the Offer on April 26, 2010, significantly in advance of the date the Offer was launched. If JS Acquisition amends the Offer to include any material additional information, JS Acquisition will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow shareholders to consider the amended information.

•	By advising the Board on April 26, 2010 of its intention to make the Offer but then deferring the launch of the Offer until June 2, 2010, the Purchaser Group allowed a reasonable period of time for the Board to appoint a committee of disinterested directors and for the Committee to retain advisors and conduct their analysis of the Offer and the Merger. Accordingly, holders of Shares (other than the Interested Parties) will receive the benefit of the analysis performed by the Committee in a time frame that allowed for careful deliberation.

•	The Committee was formed by the Board to review, evaluate and make recommendations to holders of Shares (other than the Interested Parties) with respect to the Offer and the Merger. The Committee retained Morgan Stanley as its financial advisor and Davis Polk & Wardwell LLP and Barnes & Thornburg LLP as its legal advisors. Emmis has reported in its Schedule 14D-9, which has been filed with the SEC and is being mailed to the shareholders with this Offer to Purchase, that the Board has determined that the directors who comprise the Committee qualify as “Independent Directors” under NASDAQ Listing Rule 5605, are “disinterested directors” as defined in §23-1-35-1(h) of the IBCL and have no interest in the Offer or the Merger other than as holders of Shares. Specifically, none of the members of the Committee is an executive officer, an employee, or an individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a member on the Committee. The members of the Committee have indicated that they intend to tender their Shares in the Offer. The members of the Committee are not officers or directors of JS Acquisition, JS Parent or their respective affiliates or appointed by them to the Board and, to the knowledge of JS Acquisition, JS Parent, Mr. Smulyan and their respective affiliates, they otherwise have no relationship with JS Acquisition, JS Parent, Mr. Smulyan and their respective affiliates that would require related-party disclosure under U.S. securities laws. The members of the Committee will not be members of the Board after the Merger.

The Purchaser Group also considered the following factors, each of which it considered negative in its considerations concerning the fairness of the terms of the Offer and the Merger:

•	The Purchaser Group’s financial interest in acquiring the Shares for the Offer Price is adverse to the financial interest of Emmis’ other shareholders in selling their Shares for a higher price.

•	The risk that conditions to the Offer may not be satisfied and, therefore that the Shares may not be purchased pursuant to the Offer and that the Merger may not be completed.

•	The risks and costs to Emmis if the Merger is not completed, including the potential disruptive effect of business and customer relationships.

•	Any holder of Shares (other than the Interested Parties) who tenders all of its Shares in the Offer or has its Shares converted into cash in the Merger will cease to participate in future earnings or growth, if any, of Emmis and will not benefit from increases, if any, in Emmis’ value, including any increases due to a general economic recovery.

•	As described in “The Offer” (Section 5 — Material U.S. Federal Income Tax Consequences) the sale of Shares in the Offer will be a taxable transaction to selling shareholders.

The Purchaser Group did not find it practicable to assign, nor did it assign, specific relative weights to the individual factors considered in reaching its conclusion as to fairness. In reaching its conclusion as to fairness, the Purchaser Group did not consider net book value, which is an accounting concept, as a factor because it believes that net book value is not a material indicator of the value of Emmis as a going concern but rather is indicative of historical costs. Emmis’ net book value per share as of February 28, 2010, calculated by dividing shareholders’ deficit by the number of shares of common stock outstanding on such date, was ($5.06). The Purchaser Group also did not consider the liquidation value of Emmis’ assets, and did not perform a liquidation analysis, because it considers Emmis to be a viable going concern. In addition, the liquidation of Emmis’ assets was not considered to be a viable course of action based on the Purchaser Group’s desire for Emmis to continue to conduct its business as a subsidiary of JS Parent and remain an integral component of JS Parent’s overall long-term strategy. Moreover, because net book value is based on historical costs, the Purchaser Group believes that it is not a useful proxy for Emmis’ liquidation value. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Shares, and the Purchaser Group believes that the liquidation value of Emmis is irrelevant to a determination as to whether the Offer is fair to holders of Shares (other than the Interested Parties).

While JS Acquisition considered the historical trading price of the Shares and noted that the Shares have at times traded at prices substantially above the Offer Price, JS Acquisition concluded that these factors were not important in determining present value. In the Purchaser Group’s judgment, these historical trading prices of the Shares are not indicative of the value of the Shares as of the date of this Offer to Purchase in light of Emmis’ current business operations and future prospects. The Purchaser Group believes this is particularly the case in light of the recent major adverse developments in the U.S. economy and financial markets and in the financial performance of Emmis and advertiser-supported media businesses.

Mr. Smulyan has no intention of selling his controlling interest in Emmis, and therefore the Purchaser Group did not consider that any such offers to acquire Emmis might be made in reaching its conclusion as to fairness.

The Purchaser Group’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price payable in the Offer and the Merger to holders of Shares (other than the Interested Parties) (including shareholders who tender their Shares in the Offer as well as shareholders who decline to tender their Shares and whose Shares are instead acquired through the Merger) in relation to the going concern value of Emmis on a stand-alone basis. The Purchaser Group implicitly considered the value of Emmis in a sale as a going concern by taking into account Emmis’ current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters. The Purchaser Group did not, however, explicitly calculate a stand-alone going concern value of Emmis because the Purchaser Group believes that going concern value is not an appropriate method of determining the value of the Shares for the purpose of the Offer and the Merger. A valuation that contemplates the sale of a company as a going concern incorporates into that valuation a premium for the control of that company. In light of the fact that the Purchaser Group already has, and will continue to have, control of Emmis, the Purchaser Group does not believe that it would be appropriate for the holders of Shares (other than the Interested Parties) to be valued on a basis that includes a control premium.

4.	Position of the Board and the Committee

On May 25, 2010, the Committee adopted the Committee Recommendation, pursuant to which the Committee determined that the Offer and the Merger are advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) and recommended that the Board recommend the Offer and the Merger to the holders of Shares (other than the Interested Parties) and that such holders accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement.

While Morgan Stanley’s opinion was rendered solely for the benefit of the Committee and although Morgan Stanley did not make a presentation or deliver any materials for discussion to the Board, the Board took into account, in concluding that the Offer Price is fair from a financial point of view, among other considerations, the fact that the Committee received from Morgan Stanley a fairness opinion dated May 25, 2010 to the effect that, as of such date and based upon and subject to the various assumptions, considerations, limitations and qualifications set forth in the written opinion, the Offer Price to be received by the holders of Shares (other than the Interested Parties) pursuant to the Offer and the Merger was fair from a financial point of view to such holders.

The factors considered by the Board and the Committee in making the determinations and recommendations described above are described in Emmis’ Schedule 14D-9, which has been filed with the SEC and is being mailed to the shareholders of Emmis together with this Offer to Purchase. Shareholders of Emmis are urged to, and should, carefully read Emmis’ Schedule 14D-9.

5.	Certain Projected Emmis Financial Information

Budgeted and Projected Results for the Year Ending February 28, 2011

General

Emmis has stated that it does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results, and Emmis has stated that it is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. We have been informed that the projected and budgeted financial information summarized below was prepared in the ordinary course of Emmis’ business operations and was not prepared with a view toward public disclosure.

Nevertheless, because Mr. Smulyan had access to such information and because Morgan Stanley was provided such information to be used in connection with its evaluation of the JS Acquisition Tender Offer and the Merger, JS Acquisition is presenting the information set forth below in order to provide the shareholders of Emmis with access to the same information. Emmis has stated that it did not provide the information set forth below to Alden prior to executing the Alden Purchase Agreement.

The projected and budgeted financial information includes assumptions as to certain business decisions that are subject to change, as well as assumptions related to industry performance and general economic conditions, each of which assumptions are inherently subjective and beyond the control of Emmis.

Emmis has informed us that the forecasts and budgets presented below were reviewed with the Committee and were provided to Morgan Stanley in connection with its financial analysis of the Offer and the Merger. The full board of directors of Emmis, including Mr. Smulyan, had previously been provided with the information in the course of its normal budget oversight and planning activities.

The inclusion of the information set forth below in this Offer to Purchase should not be regarded as an indication that any member of the Purchaser Group, Emmis, the Committee or the Emmis board of directors considered, or now considers, such information to be material to the shareholders of Emmis or necessarily indicative of actual future results.

The presentation of the information set forth below, which was received from Emmis and is presented in Emmis’ preliminary proxy statement on Schedule 14A, filed with the SEC on May 27, 2010, should also not be deemed to indicate that the Purchaser Group in any way has independently verified or has adopted such information as its own. You should not place undue reliance on the information set forth below.

Projected and Budgeted Financial Information

As part of its normal operations, Emmis prepares an annual operating budget. The budget for the year ending February 28, 2011 was completed in late February 2010. On May 7, 2010, Emmis prepared an updated forecast for the year ending February 28, 2011. The table below shows financial results for the year ended February 28, 2010 as well as our operating budget for the year ending February 28, 2011 and the forecast as of May 7, 2010.

	Year Ending February 28,(1)
	2011 Projected	2011 Budget	2010 Actual
	(Dollars in thousands)

Revenues:
Radio	$187,013	$189,467	$177,566
Publishing	66,672	65,685	65,000

Total Revenues	253,685	255,152	242,566
Station Operating Expenses:
Radio	135,440	136,314	138,780
Publishing	62,758	62,638	62,745

Total Station Operating Expenses	198,198	198,952	201,525
Less: Corporate Overhead	11,514	10,909	11,594
Less: Minority Interest	4,391	4,241	4,176

Non-GAAP EBITDA	$39,582	$41,050	$25,271

(1)	The financial information reflected above is not prepared in accordance with generally accepted accounting principles (GAAP). The expenses shown above do not include depreciation and amortization expense of $12,000 for the projected and budget 2011 fiscal year or noncash compensation expense of $2,400 for the projected and budget 2011 fiscal year. The financial information for fiscal 2011 does not include expenses detailed under “Fees and Expenses” and transaction expenses associated with the work of the Committee. Also, for comparison purposes, we have excluded severance-related costs totaling $7,584 in the actual year ended February 28, 2010.

Assumptions

When preparing radio revenue budgets for the year ending February 2011, Emmis made certain assumptions regarding market revenue growth. In addition, Emmis considered the position of its stations in each market to determine the expected revenue growth rates of its stations in each market. The table below summarizes Emmis’ key assumptions.

	Projected Market	Projected Emmis
	Revenue Growth Rate	Revenue Growth Rate

New York	3%	8%
Los Angeles	3%	9%
Chicago	2%	2%
Austin	2%	3%
St. Louis	1%	3%
Indianapolis	(2)%	8%
Terre Haute	2%	4%

Emmis’ fiscal 2011 revenue assumptions for its radio division assume its domestic markets grow 2%. This forecast is based on U.S. GDP growth generating improvement in advertising spending by key local and national radio advertising categories including: automotive, retail, financial services and entertainment. Emmis expected these forecasted improvements to lead to increased demand for radio advertising inventory in its markets resulting in modest improvement in average unit rates without requiring increases in the amount of available inventory. The improvement in the general economy and advertising environment was also assumed to yield an improved market for national advertising, increased non-traditional revenue from concerts and other station events, and accelerated growth in the digital segment. Emmis’ budget reflects an assumption of 5% growth in our U.S. radio operations for fiscal 2011, outpacing market growth.

Emmis’ assumption that it would outpace market growth is based on several factors including: (1) Emmis’ initial success in programming stations for improved PPM ratings leading to improved average quarter hour ratings for Emmis’ portfolio in fiscal 2010, (2) a budgeted increase in investments in brand marketing for Emmis’ large market stations, and (3) increased audience research expenditures. Emmis assumed that the programming insights and increased marketing expenditures would allow it to: (1) improve its already strong ratings position at its two largest revenue generating stations KPWR and WQHT, (2) improve ratings significantly on WLUP and WKQX in Chicago and WRXP in New York, and (3) show some improvements in ratings in St. Louis, Austin and Indianapolis, its middle markets, where it holds larger relative market shares and strong competitive positions. In addition to additional brand marketing and research expenditures, Emmis’ budget assumed additional expenditures on outside consultants to train and develop its sales managers and account executives to drive superior future sales performance. The sales training and development and improved ratings are the primary drivers of its budgeted assumption that average unit rates will increase without requiring it to increase inventory.

In addition to Emmis’ assumptions for U.S. radio growth discussed above, it assumed that its stations in Slovakia and Bulgaria would show low single digit growth in local currency based on GDP growth and general economic improvement in Eastern Europe with a steady USD against the Euro. Emmis assumed the Emmis Interactive business would continue to show significant growth as this development-stage company adds customers and continues to evolve its business model. As of May 7, 2010, all of Emmis’ radio clusters were performing generally in-line with budgeted results with the exception of its Los Angeles and Bulgarian radio stations. Emmis’ Los Angeles station accounts for most of the shortfall in projected revenues versus budgeted revenues.

Emmis’ Publishing revenues were budgeted to be flat year-over-year with US GDP growth generating modest improvements in demand for advertising pages in Emmis’ magazine markets offset by continued rate pressure. Emmis budgeted for circulation trends to remain consistent with the prior year. Year-to-date, Emmis has seen above-budget strength principally at its Texas Monthly and Los Angeles Magazine titles.

Emmis continues to aggressively manage its expense base and expect overall expenses to decrease modestly in fiscal 2011. The aforementioned forecasted increases in marketing, research and sales training are more than offset by the full year impact of prior year employee terminations, salary reductions, and reductions in non-personnel expense categories including music licensing fees, sports rights fees, and lease expenses.

Cautionary Considerations

While Emmis has stated that the above information was prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying the above information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under the sections entitled “Risk Factors” and “Forward-Looking Statements”, all of which are difficult to predict and many of which are beyond the control of Emmis. The underlying assumptions used in preparing the above information may not prove to be accurate. Forecasted results may not be realized, and actual results may differ materially from those reflected in the information provided above, whether or not the Transactions are completed.

Emmis has stated that the Emmis financial forecasts and budgets summarized in this section were prepared solely for internal use by Emmis and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or non-GAAP financial measures. Emmis has stated that its senior management believes the above information was prepared in good faith and on a reasonable basis based on the best information available to senior management at the time of its preparation. The Emmis financial forecasts and budgets (as well as the assumptions set forth above), however, are not fact and should not be relied upon as being necessarily indicative of actual future results, and you should not place undue reliance on the forecasts and budgets.

All of the Emmis financial forecasts and budgets summarized in this section were prepared by and are the responsibility of the management of Emmis, as indicated. Ernst & Young LLP, Emmis’ independent registered public accounting firm, did not provide any assistance in preparing such information and has not examined, compiled or otherwise performed any procedures with respect to such information. Accordingly, Ernst & Young has not expressed any opinion or given any other form of assurance with respect thereto, and it assumes no responsibility for such information.

By including in this Offer to Purchase a summary of the Emmis financial forecasts and budgets, none of Emmis, any of its representatives nor any member of the Purchaser Group has made or makes any representation to any person regarding the ultimate performance of Emmis compared to the information contained in such financial forecasts and budgets. Neither Emmis nor any member of the Purchaser Group has made any representation to any other party concerning such information. The Emmis financial forecasts and budgets summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since the date of this Offer to Purchase or any actual results of operations of Emmis. Emmis has stated that it undertakes no obligation, except as required by law, to update or otherwise revise the Emmis financial forecasts and budgets to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The Purchaser Group also undertake no such obligation.

The foregoing summary of the Emmis financial forecasts and budgets is not included in this Offer to Purchase in order to induce any shareholder to tender its shares in the Offer.

6.	Transactions and Arrangements Concerning the Shares

Except as described in this Offer to Purchase, including Schedule B to this Offer to Purchase, neither the Purchaser Group, nor, to the best of the Purchaser Group’s knowledge, any of the persons listed in Schedule A to this Offer to Purchase nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, has engaged in any transactions in Shares in the past 60 days or is a party to any agreement, arrangement or understanding with any other person with respect to the Shares or any other securities of Emmis (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). Schedule B to this Offer to Purchase also sets forth certain details regarding acquisitions of Shares by the Purchaser Group and the Alden Fund during the past two years.

The holders of Shares and Class B Shares vote as a single class in all matters submitted to a vote of the shareholders, with each Share being entitled to one vote and each Class B Share being entitled to ten votes, except (i) in the election of directors, the holders of Shares are entitled by class vote, exclusive of all other shareholders, to elect two of Emmis’ directors (the “Class A Directors”), with each Share entitled to one vote, (ii) in the election of directors other than Class A Directors or directors who may be elected by the holders of Existing Preferred Stock, the holders of Shares and Class B Shares, voting as a single class, have the right to vote on the election or removal of all directors of Emmis, with each Share entitled to one vote and each Class B Share entitled to ten votes, (iii) with respect to a Rule 13e-3 Transaction (as such term is defined under the Exchange Act) between Emmis and Mr. Smulyan, any affiliate of Mr. Smulyan or any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, the holders of Shares and Class B Shares vote as a single class, with each Share and Class B Share entitled to a single vote.

As of the date of this Offer to Purchase, Mr. Smulyan owns all of the 4,930,680 issued and outstanding Class B Shares, each of which is immediately convertible into one Share at Mr. Smulyan’s election.

The Merger Agreement contains provisions relating to the treatment of the various outstanding Emmis securities following the completion of the Offer. See “The Offer” (Section 13 — Merger Agreement; Other Agreements).

The Operating Agreement of JS Parent contains provisions under which JS Parent Preferred Interests may, through a series of steps, be converted into 15% PIK Junior Subordinated Notes due 2017 of Emmis. See “The Offer” (Section 13 — Merger Agreement; Other Agreements — Operating Agreement).

In the Transactions, some executive officers of Emmis will be receiving securities of JS Parent in respect of their shares. See “Special Factors” (Executive Officer and Director Participation; Interest of Certain Persons in the Transactions” of the Proxy Statement/Offer to Exchange which is incorporated herein by reference.

Pursuant to the Alden Purchase Agreement, Mr. Smulyan has agreed to contribute all of the Shares held by him (other than his Retained Shares) immediately prior to the Effective Time to Emmis for cancellation in the Merger in respect of his obligations under the Alden Purchase Agreement, and in consideration for JS Parent Common Interests. Each Class B Share, all of which are held by Mr. Smulyan, and all of Mr. Smulyan’s options to acquire Shares and Class B Shares will be contributed to Emmis and cancelled in satisfaction of his obligations under the Alden Purchase Agreement, and in consideration for JS Parent Common Interests. Under the Alden Purchase Agreement Mr. Smulyan has agreed to vote his Shares and Class B Shares in favor of the Merger Agreement and the Merger at any meeting of Emmis shareholders called to vote on the Merger Agreement and the Merger. In addition, pursuant to the Alden Purchase Agreement, the Alden Fund has agreed to vote its Shares in favor of the Merger Agreement and the Merger at such meeting.

Pursuant to the Rollover Agreement, each of the Rolling Shareholders is required to contribute its Rollover Shares to Emmis immediately prior to the Merger and, in exchange for this commitment, JS Parent will issue to each Rolling Shareholder common interests in JS Parent (the “Rolling Shareholder Parent Interests”) at the closing of the transactions contemplated by the Alden Purchase Agreement. Each Rolling Shareholder has also agreed in the Rollover Agreement to grant JS Acquisition an irrevocable proxy to vote in favor of the Merger Agreement and the Merger at any meeting of Emmis shareholders called to vote on the Merger Agreement and the Merger.

At the closing of the foregoing transactions, the parties will also enter into the Registration Rights Agreement (the “Registration Rights Agreement”). See “The Offer” (Section 13 — Merger Agreement; Other Agreements — Registration Rights Agreement).

7.	Related-Party Transactions

Emmis has engaged in certain transactions and is a party to certain arrangements with Mr. Smulyan and his affiliates. Information regarding these transactions, including the amounts involved, is set forth on Schedule C to this Offer to Purchase, as well as in Emmis’ Annual Report on Form 10-K for the year ended February 28, 2010 under Note 16 to the Consolidated Financial Statements included in that Report, Item 13 of Part III, “Certain Relationships and Related Transactions,” included in that Report and Emmis’ annual proxy statement on Schedule 14A for 2009 dated June 8, 2009 under the sections entitled “Corporate Governance — Certain Transactions” and Emmis’ Statement on Schedule TO/13E-3 filed with the SEC on May 27, 2010 under the heading “Certain Relationships and Related Party Transactions.”

Except as set forth in this Offer to Purchase, including Schedule C to this Offer to Purchase and the SEC filings made by Emmis and referred to in the preceding paragraph, there have been no negotiations, transactions or material contacts during the past two years between Mr. Smulyan, JS Parent, JS Acquisition, Alden, or, to the best of its knowledge, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and Emmis or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets nor to the best knowledge of JS Acquisition have there been any such negotiations or material contacts between subsidiaries, executive officers and directors. Except as described in this Offer to Purchase, including Schedule C to this Offer to Purchase, neither JS Parent nor JS Acquisition, nor, to the best of JS Parent’s knowledge, any of the persons listed in Schedule A to this Offer to Purchase, has since the date hereof had any transaction with Emmis or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

8.	Possible Actions by Mr. Smulyan with Regard to Emmis if the Offer is Not Completed

If the Offer is not completed, Mr. Smulyan will re-evaluate his options with respect to the Shares not owned by him. In particular, Mr. Smulyan may consider:

•	engaging in open-market or privately-negotiated purchases of Shares;

•	proposing that JS Parent, JS Acquisition and Emmis enter into an alternative merger agreement, which would require the approval of the Board and the vote of the Shares in favor of the merger agreement; or

•	keeping outstanding the public interest in Emmis, in which case holders of Shares (other than the Interested Parties) would, absent a sale by them in the public markets, retain their Shares and would realize the benefit of any improvement in Emmis’ business or profitability but would also bear the risk that the trading price per share could decline to a price that is less than the Offer Price, or that the Shares become less readily marketable.

If Mr. Smulyan were to pursue any of these alternatives, it might take considerably longer for holders of Shares to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per Share to holders of Shares that are more or less than or the same as the Offer Price.

9.	Effects of the Offer and the Merger

The completion of the Offer and Merger will affect Emmis and its shareholders in a variety of ways.

Upon completion of the Offer and the Merger, JS Acquisition will be merged with and into Emmis with Emmis continuing as the surviving corporation as a subsidiary whose equity securities are owned entirely by JS Parent and Mr. Smulyan. Other than the Retained Shares, which will be retained by Mr. Smulyan and The Smulyan Family Foundation, immediately prior to the Merger, all Common Shares held by the Purchaser Group and Rollover Shares of the Rolling Shareholders will be contributed to Emmis and cancelled, in satisfaction of each’s respective obligations under the Alden Purchase Agreement and the Rollover Agreement and in consideration for JS Parent Common Interests. Each Share that remains outstanding after the contribution to Emmis and cancellation of the Rollover Shares and the Shares held by the Purchaser Group will be converted in the Merger into the right to receive from Emmis cash consideration in an amount equal to the Offer Price. Such Shares will include any Shares that are not tendered in the Offer, the Shares held by the Alden Fund and the Retained Shares.

Pursuant to the Merger Agreement, at the Effective Time, each Share outstanding, including the Retained Shares, but excluding the other Shares held by the Purchaser Group and the Rollover Shares (all of which will be cancelled) and Shares held by shareholders who have perfected their dissenters’ rights, will be converted into the right to receive cash consideration equal to the Offer Price. It is not expected that dissenters’ rights will be available in connection with the Offer. § 23-1-44 IBCL provides that, so long as the Shares are covered Securities under Section 18(b)(1)(A) or Section 18(b)(1)(B) of the Securities Act, as amended, (i.e., securities listed on a U.S. securities exchange registered under the Exchange Act, such as the NASDAQ Global Select Market), shareholders will not be entitled to exercise dissenters’ rights with respect to the Merger. However, if the Shares are not so listed or traded on the record date for any shareholders’ meeting called to vote on the Merger (to the extent any such vote is required by Indiana law), holders of Shares at the Effective Time will have certain rights under Indiana law to dissent and demand payment of the fair value of their Shares. Dissenters’ rights will not be available for a merger effected pursuant to Indiana’s short-form merger provisions (where JS Acquisition acquires at least 90% of all of the outstanding shares of capital stock of Emmis). To obtain fair value, in the event that the Shares are not listed on a U.S. securities exchange registered under the Exchange Act, a dissenting shareholder must notify JS Acquisition in writing of his or her intent to dissent prior to the taking of the vote on the Merger, not vote in favor of the Merger and comply with other requirements under Indiana law. The foregoing is qualified in its entirety by reference to § 23-1-44 IBCL, which is attached as Schedule D to this Offer to Purchase. See “The Offer” (Section 14 — Certain Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations).

As a result of the Offer, the direct and indirect interest of the Purchaser Group, the Rolling Shareholders and the Alden Fund in Emmis’ net book value and net earnings or loss will increase to the extent of the number of Shares JS Acquisition acquires. For example, according to the Annual Report on Form 10-K filed by Emmis with the SEC for the year ended February 28, 2010, Emmis’ net book value at February 28, 2010, inclusive of preferred dividends in arrears, was $(190,281,000), and for the year then ended it had a net loss attributable to common shareholders of $(131,777,000). Assuming the Purchaser Group, the Rolling Shareholders and the Alden Fund owned 21.4% of the outstanding Shares throughout 2010, their aggregate interest in Emmis’ net book value, inclusive of preferred dividends in arrears, and net loss attributable to common shareholders would have been approximately $(40,720,000) and $(28,200,278), respectively. Following completion of the Merger, the direct and indirect interest of the Purchaser Group, the Rolling Shareholders and Alden Media in those items will increase to 100%, and the Purchaser Group, the Rolling Shareholders and Alden Media will be entitled to substantially all other benefits resulting from the Purchaser Group’s 100% ownership of Emmis, including substantially all income generated by Emmis’ operations and any future increase in Emmis’ value. Similarly, the Purchaser Group, the Rolling Shareholders and Alden Media will also bear substantially all of the risk of losses generated by Emmis’ operations and any decrease in the value of Emmis after the Offer and Merger. Upon completion of the Merger, Emmis will become a privately-held corporation. Accordingly, former shareholders will not have the opportunity to participate in the earnings and growth of Emmis after the Offer and Merger and will not have any right to vote on corporate matters. Similarly, former shareholders will not face the risk of losses generated by Emmis’ operations or decline in the value of Emmis after the Offer and Merger. JS Acquisition does not expect the Offer and Merger to result in any material U.S. federal income tax consequences to Emmis.

The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. The Shares currently are registered under the Exchange Act and are listed on the NASDAQ Global Select Market under the ticker symbol “EMMS.” Following the completion of the Transactions, the Purchaser Group expects to cause the Shares and the Existing Preferred Stock to be de-listed from the NASDAQ Global Select Market and to terminate the Exchange Act registration of those securities and expects that no other securities of Emmis will be owned of record by more than 300 holders, so Emmis will likely cease to be a reporting company under the Exchange Act. Furthermore, no outstanding securities of Emmis will require it to file any reports with the SEC or to provide such reports to holders of Emmis securities. Therefore, the information available to Emmis shareholders will be very limited.

See also “The Offer” (Section 13 — Merger Agreement; Other Agreements — Merger Agreement; Section 14 — Certain Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations).

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in this Offer to Purchase (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), JS Acquisition will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as defined below). See “The Offer” (Section 2 — Acceptance for Payment and Payment for Shares; Section 4 — Withdrawal Rights; and Section 11 — Conditions of the Offer). “Expiration Date” means 5:00 p.m., New York City time, on Tuesday, June 29, 2010, unless JS Acquisition shall have extended the period for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by JS Acquisition , shall expire.

JS Acquisition may elect, in its sole discretion, to provide a subsequent offering period of three to twenty business days (a “Subsequent Offering Period”). A Subsequent Offering Period, if provided, will not be an extension of the Offer. A Subsequent Offering Period will be an additional period of time, following the expiration of the Offer, in which shareholders may tender Shares not tendered during the Offer. If JS Acquisition decides to provide for a Subsequent Offering Period, JS Acquisition will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC, JS Acquisition expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offer by giving oral or written notice of the extension to the Depositary and issuing a press release announcing the extension in accordance with applicable SEC rules. During any such extension of the Offer, all Shares previously tendered will remain subject to the terms of the Offer, including the right of a tendering shareholder to withdraw its previously tendered Shares. See “The Offer” (Section 4 — Withdrawal Rights). Subject to the applicable rules and regulations of the SEC, JS Acquisition also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or amend the Offer as to any Shares not then paid for, if any of the conditions to the Offer are not then satisfied and (ii) to waive any condition (other than the Minimum Tender Condition) and to add, supplement or change any other term and condition of the Offer, by giving oral or written notice of such delay, termination, amendment, waiver or change to the Depositary and by making a public announcement thereof. Pursuant to the Alden Purchase Agreement, the conditions to the offer cannot be waived or modified by JS Acquisition without Alden Media’s prior written consent. Notwithstanding anything in this paragraph to the contrary, the Minimum Tender Condition may not be waived without the consent of Alden Media and the Committee. If JS Acquisition elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (but not beyond a total of twenty business days) by giving oral or written notice of such extension to the Depositary. If JS Acquisition accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offer and, on the terms and subject to the conditions of the Offer, it will promptly pay for all Shares so accepted for payment and will immediately accept for payment and promptly pay for all Shares as they are tendered in any Subsequent Offering Period. JS Acquisition confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

Any delay, termination, amendment, waiver or change of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6 and 14e-l under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change) and without limiting the manner in which JS Acquisition may choose to make any public announcement, JS Acquisition shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

JS Acquisition confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer (other than the Minimum Tender Condition, which it may not waive), JS Acquisition will extend the Offer to the extent required by Rules 14d-4(d), 14d-6 and 14e-l under the Exchange Act.

If, during the Offer, JS Acquisition , in its sole discretion, shall decrease the percentage of Shares being sought or increase or decrease the consideration offered to holders of Shares, such increase or decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten business day period. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m., through 12:00 midnight, New York City time.

Emmis has provided JS Acquisition with its shareholder lists and related records for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, and the related Letter of Transmittal and other relevant materials, will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment, JS Acquisition will accept for payment, and will pay for, Shares validly tendered as promptly as practicable after the expiration of the Offer. If there is a Subsequent Offering Period, all Shares validly tendered during the Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Subject to applicable rules of the SEC, JS Acquisition expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See “The Offer” (Section 11 — Conditions of the Offer). In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal and any other required documents, or a confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”).

Outstanding Shares that were issued pursuant to compensation plans of Emmis and are subject to restrictions on the holder’s ability to sell or otherwise transfer those Shares may not be tendered in the Offer and will instead (subject to the holder’s right to exercise dissenters’ rights under § 23-1-44 IBCL) be converted in the Merger into the right to receive the Offer Price.

For purposes of the Offer, JS Acquisition will be deemed to have accepted for payment Shares validly tendered as, if and when JS Acquisition gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from JS Acquisition and transmitting such payments to the tendering shareholders. Under no circumstances will interest on the purchase price for tendered Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “The Offer” (Section 3 — Procedure for Accepting the Offer and Tendering Shares), such Shares will be credited to an account maintained with the Book-Entry Transfer Facility), as soon as practicable following the expiration or termination of the Offer.

JS Acquisition reserves the right to transfer or assign in whole or in part from time to time to one or more of its affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve JS Acquisition of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedure for Accepting the Offer and Tendering Shares

Valid Tender by Shareholders Shown on the Books and Records of Emmis (Other Than Shareholders Holding Through the Facilities of The Depositary Trust Company (DTC)).  To tender Shares pursuant to the Offer, tendering shareholders whose ownership of Shares is reflected directly on the books and records of Emmis (whether in certificated or book-entry format) must (a) deliver to the Depositary prior to the Expiration Date at one of its addresses set forth in the Letter of Transmittal a properly completed Letter of Transmittal, duly executed in accordance with the instructions to the Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal or (b) comply with the guaranteed delivery procedures set forth below.

Valid Tender by Book-Entry Delivery by Shareholders who Hold Through the Facilities of The Depositary Trust Company (DTC).  The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer those Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for the transfer. An Agent’s Message (as defined below) in lieu of a Letter of Transmittal is sufficient for these purposes if it is transmitted to and received by the Depositary by the Expiration Date, and tendering institutions also may comply with the guaranteed delivery procedures described below. “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that JS Acquisition may enforce such agreement against the participant.

Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The method of delivery of the Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, it is recommended that the shareholder use properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Any Shares properly withdrawn will not be considered validly tendered for purposes of the Offer.

Signature Guarantees.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be Medallion guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be Medallion guaranteed if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith, and such registered holder(s) has not completed the box entitled “Special

Payment Instructions on the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers Medallion guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  A shareholder who desires to tender Shares pursuant to the Offer and whose certificates for those Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender the Shares by following all of the procedures set forth below:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by JS Acquisition, is received by the Depositary, as provided below, prior to the Expiration Date;

(iii) the certificates for all tendered Shares, in proper foists for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery (“trading day” is any day on which the NASDAQ is open for business); and

(iv) the Notice of Guaranteed Delivery is delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and includes a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Other Requirements.  Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) a Book-Entry Confirmation with respect to the transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility (an Agent’s Message in lieu of the Letter of Transmittal is sufficient for these purposes) or (b) a Letter of Transmittal, properly completed and duly executed, with any required signature Medallion guarantees and any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Letters of Transmittal or Book-Entry Confirmations are actually received by the Depositary.

Under no circumstances will interest on the Offer Price be paid by JS Acquisition, regardless of any extension of the Offer or any delay in paying for tendered Shares.

Acceptance for Payment Constitutes an Agreement.  JS Acquisition’s acceptance for payment of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and JS Acquisition upon the terms and subject to the conditions of the Offer.

Appointment.  By executing a Letter of Transmittal as set forth above, the tendering shareholder irrevocably appoints the officers and designees of JS Acquisition as such shareholder’s proxies, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by JS Acquisition and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after June 2, 2010. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, JS Acquisition deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). JS Acquisition’s officers or designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the shareholders of Emmis, by written consent in lieu of any such meeting or otherwise.

JS Acquisition reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon JS Acquisition’s payment for such Shares, JS Acquisition must be able to exercise full voting rights with respect to such Shares.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by JS Acquisition in its sole discretion, which determination will be final and binding. JS Acquisition reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of JS Acquisition’s counsel, be unlawful. JS Acquisition also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating to that tender have been cured or waived. None of JS Acquisition, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. JS Acquisition’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

Backup U.S. Federal Tax Withholding.  Under the backup U.S. federal tax withholding laws applicable to certain Emmis shareholders, the Depositary may be required to withhold 28% of the amount of any payments made to certain Emmis shareholders pursuant to the Offer or the Merger. To avoid being subject to backup U.S. federal tax withholding, a U.S. person (including a U.S. resident alien) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup U.S. federal tax withholding by completing the Substitute Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. A tendering shareholder that is not a non-US. person (other than a U.S. resident alien) may avoid being subject to backup withholding by establishing the shareholder’s entitlement to an exemption by providing the Depositary with an appropriate IRS Form W-8, copies of which can be obtained from the Depositary. Backup withholding is not an additional tax. To the extent amounts withheld exceed a shareholder’s actual U.S. federal income tax liability, the shareholder may claim a refund by providing the required information to the IRS. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights

Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration or termination of the Offer and, unless theretofore accepted for payment by JS Acquisition pursuant to the Offer, may also be withdrawn at any time after July 31, 2010. There will be no withdrawal rights during any Subsequent Offering Period for Shares tendered during the Subsequent Offering Period.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person that tendered the Shares to be withdrawn, the number or amount of Shares to be withdrawn and the names in which the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in “The Offer” (Section 3 — Procedure for Accepting the Offer and Tendering Shares), any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by JS Acquisition, in its sole discretion, which determination shall be final and binding. None of JS Acquisition, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tender for Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. Withdrawn Shares may, however, be re-tendered by following one of the procedures described in “The Offer” (Section 3 — Procedure for Accepting the Offer and Tendering Shares) at any time prior to the Expiration Date or during the Subsequent Offering Period (if one is provided).

If JS Acquisition extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer, for any reason, then, without prejudice to JS Acquisition’s rights under this Offer, the Depositary may, nevertheless, on behalf of JS Acquisition, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this section.

5.	Material U.S. Federal Income Tax Consequences

Your receipt of the Offer Price for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and also may be a taxable transaction under applicable state, local, and non-US. tax laws. For U.S. federal income tax purposes, if you sell your Shares in the Offer or the Merger, you generally will recognize capital gain or loss equal to the difference between the amount of cash you receive and your tax basis in the Shares that you sell, assuming you hold your Shares as a capital asset (generally, property held for investment). Any capital gain or loss will be long-term capital gain or loss if the Shares sold have been held for more than one year on the date of sale, and short-term capital gain or loss if the Shares sold have been held for one year or less on the date of sale.

The above discussion is general in nature and may not be applicable to certain types of Emmis shareholders subject to special U.S. federal income tax rules, including Emmis shareholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States and non-US. corporations.

You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer and Merger, including U.S. federal, state, local and non-US. tax consequences.

6.	Price Range of Shares; Dividends

The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “EMMS.” The following table sets forth, for the calendar quarters indicated, the high and low closing prices for the Shares on NASDAQ based upon public sources. According to Emmis’ publicly available documents, Emmis does not declare regular dividends on the Shares. Since declaring a special cash dividend of $4 per Share in 2006, which was the first dividend on the Shares in Emmis’ history, Emmis has not declared a dividend to its shareholders.

	Closing Price
Calendar Year	High	Low

2008
First Quarter	$3.86	$2.02
Second Quarter	3.74	2.27
Third Quarter	2.60	0.89
Fourth Quarter	1.23	0.25
2009
First Quarter	$0.78	$0.25
Second Quarter	0.50	0.25
Third Quarter	1.11	0.24
Fourth Quarter	1.62	0.66
2010
First Quarter	$1.30	$0.82
Second Quarter (through June 1, 2010)	$2.45	$1.13

On June 1, 2010, the last full trading day before the commencement of the Offer, the last reported sales price of the Shares reported on the NASDAQ Global Select Market was $2.21 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7.	Certain Information Concerning Emmis Communications Corporation

General.  Emmis is an Indiana corporation with its principal executive offices located at One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204. Its principal business telephone number is (317-266-0100). According to its Annual Report on Form 10-K for the fiscal year ended February 28, 2010, Emmis describes itself as follows:

We are a diversified media company, principally focused on radio broadcasting. We operate the 8th largest publicly traded radio portfolio in the United States based on total listeners. As of February 28, 2010, we own and operate seven FM radio stations serving the nation’s top three markets — New York, Los Angeles and Chicago, although one of our FM radio stations in Los Angeles is operated pursuant to a Local Marketing Agreement (LMA) whereby a third party provides the programming for the station and sells all advertising within that programming. Additionally, we own and operate fourteen FM and two AM radio stations with strong positions in St. Louis, Austin (we have a 50.1% controlling interest in our radio stations located there), Indianapolis and Terre Haute, IN.

In addition to our domestic radio properties, we operate an international radio business and publish several city and regional magazines. Internationally, we own and operate national radio networks in Slovakia and Bulgaria. Our publishing operations consist of Texas Monthly, Los Angeles, Atlanta, Indianapolis Monthly, Cincinnati, Orange Coast, and Country Sampler and related magazines. We also engage in various businesses ancillary to our broadcasting business, such as website design and development, broadcast tower leasing and operating a news information radio network in Indiana.

We expect that Emmis’ directors and executive officers will tender their Shares in the Offer, except that Mr. Smulyan and the parties to the Rollover Agreement will not tender their respective Shares and Rollover Shares but will, subject to the successful completion of the Offer, contribute their Shares and Rollover Shares (other than the Retained Shares, which will be converted into the right to receive the Offer Price in the Merger) and Class B Shares to Emmis for cancellation immediately prior to the Merger. Mr. Smulyan will also contribute his options to Emmis for cancellation immediately prior to the Merger. See “The Offer” (Section 7 — Certain Information Concerning Emmis Communications Corporation).

Selected Consolidated Financial Information.  The following table sets forth summary historical consolidated financial data for Emmis as of and for each of the fiscal years ended February 28, 2009 and 2010.

This data and the comparative per Share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in Emmis’ Annual Report on Form 10-K for each of the fiscal years ended February 28, 2009 and 2010, including the notes thereto. More comprehensive financial information is included in those reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by Emmis with the SEC, and the following summary is qualified in its entirety by reference to those reports and such other documents and all of the financial information and notes contained therein. The financial statements are included as Item 8 in Emmis’ Annual Report on Form 10-K for the fiscal year ended February 28, 2010 are incorporated by reference into this Offer to Purchase. Copies of those reports and other documents filed by Emmis may be examined at or obtained from the SEC in the manner set forth below under Available Information.

	For the Years Ended
	February 28
	2009	2010
	(In thousands, except per share data)

OPERATING DATA:
Net Revenues	$307,931	$242,566
Station operating expenses excluding depreciation and amortization expense	239,007	206,160
Corporate expenses excluding depreciation and amortization expense	18,503	13,634
Depreciation and amortization	12,403	10,393
Impairment losses(1)	373,137	174,642
Restructuring charge	4,208	3,350
(Gain) loss on disposal of fixed assets	14	(127)
Operating loss	(339,341)	(165,486)
Interest expense	25,067	24,820
Gain on debt extinguishment(2)	—	(31,362)
Other (income) expense, net	1,315	(170)
Loss before income taxes and discontinued operations	(365,723)	(158,774)
Loss from continuing operations	(299,875)	(118,934)
Discontinued operations(3)	4,922	442
Consolidated net loss	(294,953)	(118,492)
Net loss available to common shareholders	(309,202)	(131,777)
Basic and diluted net income (loss) per share attributable to common shareholders:
Continuing operations	$(8.57)	$(3.56)
Discontinued operations	0.07	—

Net loss attributable to common shareholders	$(8.50)	$(3.56)

Weighted average common shares outstanding:
Basic	36,374	37,041
Diluted	36,374	37,041
OTHER DATA:
Cash flows provided by (used in):
Operating activities	$43,639	$25,662
Investing activities	17,701	(603)
Financing activities	(33,277)	(58,328)
Net repayments of long-term debt	17,338	47,425
Capital expenditures	20,518	4,779
Cash paid for interest	27,488	22,396

	February 28,
	2009	2010
	(In thousands)

BALANCE SHEET DATA:
Cash(4)	$40,746	$6,814
Working Capital	71,382	17,722
Net intangible assets	536,413	363,809
Total assets	739,211	498,168
Credit Facility debt	421,355	341,150
Shareholders’ deficit	(60,000)	(178,959)

(1)	The impairment losses in fiscal 2009 and fiscal 2010 mostly related to Emmis’ interim and annual impairment tests conducted in accordance with Accounting Standards Codification Topic 350.

(2)	In April 2009, Emmis commenced a series of Dutch auction tenders to purchase term loans of Emmis Operating Company under the Amended and Restated Revolving Credit and Term Loan Agreement, by and among Emmis Operating Company, Emmis, the lenders thereto, Bank of America, N.A., as administrative agent for itself and other lenders, Deutsche Bank Trust Company Americas, as syndication agent, General Electric Capital Corporation, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., New York Branch and SunTrust Bank, as co-documentation agents. The cumulative effect of all of the debt tenders resulted in the purchase of $78.5 million in face amount of Emmis Operating Company’s outstanding term loans for $44.7 million in cash. As a result of these purchases, Emmis recognized a gain on extinguishment of debt of $31.9 million in the quarter ended May 31, 2009, which is net of transaction costs of $1.0 million and a write-off of deferred debt costs. In August 2009, Emmis reduced its revolver and recorded a loss on debt extinguishment of $0.5 million related to the write-off of deferred debt costs.

(3)	Emmis’ television division, Tu Ciudad Los Angeles, Emmis Books and Emmis’ international radio operations in Belgium and Hungary have been classified as discontinued operations.

(4)	Cash held at February 28, 2009 was mostly used to fund Emmis’ Dutch auction tenders that commenced in April 2009.

Ratio of Earnings to Fixed Charges.  The following table sets forth certain historical data on the ratio of earnings to fixed charges for Emmis, presented for each of the fiscal years ended February 28, 2009 and 2010.

	For the Years Ended
	February 28
	2009	2010
	(Unaudited, in thousands)

EARNINGS:
Pre-tax loss from continuing operations before adjustment for income or loss from equity investees	$(299,922)	$(118,275)
Add:
Fixed charges	36,575	36,660
Less:
Preferred stock dividends	8,933	9,123

Earnings	$(272,280)	$(90,738)

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$25,067	$24,820
Portion of rents representative of the interest factor	2,575	2,717
Preferred stock dividends	8,933	9,123

Fixed Charges	$36,575	$36,660

Ratio of Earnings to Fixed Charges	N/A	N/A
Deficiency	$308,855	$127,398

Book value per share is not a term defined by generally accepted accounting principles. Book value per share is calculated by dividing shareholders’ deficit by the weighted average number of shares of common stock outstanding-basic. As of February 28, 2010, Emmis’ book value per Share was ($5.06). Emmis has not historically reported a ratio of earnings to fixed charges, and for purposes of the preceding presentation JS Acquisition has computed a ratio of earnings to fixed charges based on publicly available information.

Except as otherwise set forth herein, all of the information concerning Emmis contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. JS Acquisition has not independently verified the accuracy or completeness of the information contained in such documents and records, and cannot verify any failure by Emmis to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to JS Acquisition.

Available Information.  Emmis is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Emmis’ directors and officers, their remuneration, stock options granted to them, the principal holders of Emmis’ securities, any material interests of such persons in transactions with Emmis and other matters is required to be disclosed in proxy statements distributed to Emmis’ shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s offices at 100 F Street, N.E., Washington, D.C. 20549, and can be obtained electronically on the SEC’s Website at http://www.sec.gov.

8.	Certain Information Concerning Jeffrey H. Smulyan, JS Acquisition and JS Parent

Mr. Smulyan founded Emmis in 1979 and is the Chairman, Chief Executive Officer and President of Emmis. Mr. Smulyan began working in radio in 1973, and has owned one or more radio stations since then. Formerly, he was also the owner and chief executive officer of the Seattle Mariners Major League Baseball team. He is former Chairman of the Radio Advertising Bureau and serves as a Trustee of his alma mater, the University of Southern California. He was a director of The Finish Line, a sports apparel manufacturer, until July 2008. Mr. Smulyan has been Chairman of the Board of Directors of Emmis since 1981 and President since 1994. As of May 17, 2010, Mr. Smulyan and his affiliates hold in the aggregate, 62,941 Shares and 4,930,680 Class B Shares.

JS Acquisition is an Indiana corporation formed on April 29, 2009. Mr. Smulyan holds all of the JS Acquisition Class B Common Stock and JS Parent holds all of the JS Acquisition Class A Common Stock. JS Acquisition was formed for the purpose of engaging in a going private transaction with Emmis and has carried on no other activities other than in connection with the Offer, the Merger and prior potential transactions.

JS Parent is an Indiana limited liability company formed on May 3, 2010 that is wholly-owned by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis. JS Parent was formed for the purpose of completing the Offer and the Merger and has carried on no other activities other than in connection with the Offer and the Merger.

The principal executive offices of Mr. Smulyan, JS Parent and JS Acquisition are located at One Indiana Square, Suite 3500, Indianapolis, Indiana 46204 and their business telephone number is (317) 713-3500.

Other.  Certain information regarding the directors and executive officers of JS Acquisition and JS Parent is set forth in Schedules A and B to this Offer to Purchase. None of JS Parent, JS Acquisition, or any of the persons set for in Schedules A and B to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor have any of them been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Neither JS Parent nor JS Acquisition has made arrangements in connection with the Offer or the Merger to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because the Offer is being made for all outstanding Shares solely for cash and the only financing condition to which the Offer is subject is that Alden Media pays cash, when due, to JS Parent in the amount of the Purchase Price pursuant to the Alden Purchase Agreement. Alden Media’s obligation to fund such amount is not contingent upon our financial condition but is subject to other conditions set forth in the Alden Purchase Agreement. JS Acquisition was formed for the purpose of engaging in a going private transaction with Emmis and has carried on no other activities other than in connection with the Offer, the Merger and prior potential going private transactions, so it has no significant assets or operations. Therefore, JS Acquisition has no meaningful historical financial information. JS Acquisition will only be able to complete the Offer if JS Parent receives the Purchase Price contemplated by the Alden Purchase Agreement. See “The Offer” (Section 10 — Source and Amount of Funds; Section 13 — Merger Agreement; Other Agreements — Alden Purchase Agreement).

Forward-Looking Statements.  Statements that JS Acquisition may publish or cause to be published, including those included in this Offer to Purchase, that are not purely historical and that relate to the Offer, Merger, JS Acquisition, JS Parent, Mr. Smulyan and their respective affiliates, Emmis or their businesses or proposals are “forward-looking statements.” These statements are based on JS Acquisition’s current expectations and involve risks and uncertainties which include (i) whether the conditions to the Offer will be satisfied, (ii) following the completion of the Offer and the Merger, JS Parent’s ability to successfully integrate Emmis operations, retain key employees and reduce costs, (iii) general economic factors and capital market conditions and (iv) general industry trends (including trends relating to Emmis’ products or prospects as an independent company or as integrated with JS Parent’s operations). These factors are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

9.	Merger and Dissenters’ Rights; “Going Private” Rules

Merger.  Upon the successful completion of the Offer, JS Acquisition will merge with and into Emmis with Emmis surviving the Merger as a subsidiary whose equity Securities are owned entirely by JS Parent and Mr. Smulyan. JS Acquisition will own a majority of the outstanding Shares and will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Emmis. JS Acquisition, the other members of the Purchaser Group, the Rolling Shareholders and the Alden Fund intend to vote their Shares in favor of the Merger at a duly called special meeting of Emmis shareholders. Pursuant to the Alden Purchase Agreement, the Alden Fund has agreed to vote all of its Shares in favor of the Merger and pursuant to the Rollover Agreement, the Rolling Shareholders have agreed to vote all of their Rollover Shares in favor of the Merger. Following the Merger, Mr. Smulyan will hold all of the shares of a newly issued class of voting common stock of Emmis and JS Parent will hold all of the shares of a newly issued class of non-voting common stock of Emmis. Shares that are not tendered in the Offer, including the Shares held by the Alden Fund and the Retained Shares but excluding the other Shares held by the Purchaser Group, will be converted into the right to receive the Offer Price upon completion of the Merger. It is not expected that dissenters’ rights will be available in connection with the Offer. See “Dissenters’ Rights” below.

JS Acquisition intends to take all necessary action in connection with the Merger so that all options not exercised other than those held by Mr. Smulyan will be cancelled in exchange for the payment of the excess, if any, of the Offer Price over the exercise price for such options, less any applicable income and employment taxes required to be withheld by applicable law. No payment will be made with respect to stock options that have per share exercise prices equal to or greater than the Offer Price.

Alternatively, whether or not the Offer is completed, JS Acquisition might seek to effect a merger with Emmis pursuant to § 23-1-40 IBCL. Under Emmis’ Articles of Incorporation and the IBCL, approval of the Board and a vote of at least a majority of the aggregate voting power of the Shares and the Class B Shares, voting together as a single class (with each Share entitled to one vote per Share and each Class B Share entitled to one vote per Class B Share), outstanding on the date such Shares are purchased, would be required to approve such a merger.

This Offer does not constitute a solicitation of proxies or consents. Any such solicitation that JS Acquisition might make will be made pursuant to separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

Dissenters’ Rights.  It is not expected that dissenters’ rights will be available in connection with the Offer. Holders of Shares currently have no dissenters’ rights. § 23-1-44 IBCL provides that, so long as the Shares are covered securities under Section 18(b)(1)(A) or Section 18(b)(1)(B) of the Securities Act (i.e., securities listed on a U.S. securities exchange registered under the Exchange Act, such as the NASDAQ Global Select Market, shareholders will not be entitled to exercise dissenters’ rights with respect to the Merger. However, if the Shares are not covered securities on the record date for any shareholders’ meeting called to vote on the Merger (to the extent any such vote is required by Indiana law), holders of Shares at the Effective Time will have certain rights under Indiana law to dissent and demand payment of the fair value of their Shares. Dissenters’ rights will not be available for a merger effected pursuant to Indiana’s short-form merger provisions (where JS Acquisition acquires at least 90% of all of the outstanding shares of capital stock of Emmis). To obtain fair value, in the event that the Shares are not covered securities, a dissenting shareholder must notify Seller in writing of his or her intent to dissent prior to the taking of the vote on the Merger, not vote in favor of the Merger and comply with other requirements under Indiana law. Fair value means the value of the Shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless that exclusion would be inequitable. Fair value could be more or less than the Offer Price. If any holder of Shares who demands appraisal under § 23-1-44 IBCL fails to perfect, or effectively withdraws or loses his or her right to appraisal as provided in the IBCL, the Shares of such shareholder will be converted into the right to receive the Offer Price. A shareholder may withdraw his or her demand for appraisal by delivery to JS Acquisition of a written withdrawal of the demand for appraisal and acceptance of the Merger. The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under the IBCL and is qualified in its entirety by the full text of § 23-1-44 IBCL, which is attached as Schedule D to this Offer to Purchase.

“Going Private” Rules.  Because Mr. Smulyan, JS Parent and JS Acquisition are affiliates of Emmis, the Offer and the Merger constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Emmis and certain information relating to the fairness of the Offer and the Merger and the consideration offered to holders of Shares (other than the Interested Parties) be filed with the SEC and disclosed to minority shareholders prior to completion of the Merger. JS Acquisition has provided such information in this Offer to Purchase. See “The Offer” (Section 7 — Certain Information Concerning Emmis Communications Corporation) and “Special Factors” (Section 3 — The Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger).

10.	Source and Amount of Funds

JS Acquisition estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned directly or indirectly by the Purchaser Group, the Alden Fund and the Rolling Shareholders) pursuant to the Offer, to complete the Merger and to pay related fees and expenses will be approximately $90.0 million (assuming all of the shares of Existing Preferred Stock are tendered in the Exchange Offer). Pursuant to the Alden Purchase Agreement, Alden Media has agreed to purchase the JS Parent Preferred Interests and the JS Parent Common Interests for an aggregate purchase price of $90.0 million in cash (which amount will be increased to the extent additional funds are required to provide cash consideration in the Merger to holders of Existing Preferred Stock that do not tender their shares of Existing Preferred Stock in the Exchange Offer and/or to fund various expenses) immediately prior to the completion of the Offer and we intend to use such amount to purchase the Shares sought in the Offer. No alternative financing arrangements or alternative financing plans have been made in the event that this financing condition is not met as anticipated.

Alden Global Capital Limited is a Jersey (Channel Islands) based private asset management company, which together with its affiliates and related entities, has over $3 billion under management. Alden Global Capital, a division of Smith Management LLC, is a New York based private asset management company which, together with Alden Global Capital Limited, manages the Alden funds, which have over $3 billion in assets. Alden Global Distressed Opportunities Master Fund, L.P., is a fund managed by Alden Global Capital Limited and Alden Global Capital. The principal business address of Alden Global Capital Limited is First Floor, Liberation Station, Esplanade, St. Helier, Jersey JE2 3AS and the other Alden entities are located at 885 Third Avenue, 43rd Floor, New York, NY 10022 and the Alden Global Capital’s business telephone number is (212) 888-5500.

See “The Offer” (Section 13 — Merger Agreement; Other Agreements — Alden Purchase Agreement).

11.	Conditions of the Offer

Notwithstanding any other provision of the Offer, JS Acquisition shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any Shares, may postpone the acceptance for payment or payment for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if at the expiration of the Offer:

(i) the Merger Agreement has been terminated in accordance with its terms; or

(ii) (a) the representations and warranties of Emmis contained in Section 4.02 (Corporate Authorization), 4.05 (Capitalization; Existence; Articles of Incorporation and By-laws), 4.12(b) (Absence of Certain Changes or Events) and 4.15 (Finders’ Fees) of the Merger Agreement are not true and correct in all respects; and (b) the remaining representations and warranties of Emmis contained in the Merger Agreement are not true and correct except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below), in the case of both clauses (a) and (b), on and as of the expiration of the Offer with the same force and effect as though made on and as of the expiration of the Offer, except for those representations and warranties that are expressly limited by their terms to dates or times other than the expiration of the Offer, which representations and warranties are not true and correct as aforesaid as of such other dates or times; provided, however, that for purposes of determining the satisfaction on and as of the expiration of the Offer of clause (b), no effect shall be given to any exception or qualification in such representations and warranties relating to materiality, material adverse effect or knowledge; or

(iii) Emmis shall not have performed and complied in all material respects with all covenants and agreements required by the Merger Agreement to be performed or complied with by Emmis on or prior to the expiration of the Offer; or

(iv) the Minimum Tender Condition has not been satisfied; or

(v) the Board has made an Adverse Recommendation Change; or

(vi) the Alden Purchase Agreement has been terminated or Alden Media shall not have paid cash, when due, to JS Acquisition in the amount of the Purchase Price, as defined in the Alden Purchase Agreement; or

(vii) the Proposed Amendments have not received the Required Vote; or

(viii) the Proposed Amendments are not in full force and effect; or

(ix) there shall be instituted any action, proceeding or application by any U.S. or non-US. court, government or governmental authority or other U.S. or non-US. regulatory or administrative agency or commission (each, a “Governmental Entity”) which, directly or indirectly (a) challenges the acquisition by JS Acquisition of the Shares, seeks to restrain, delay, enjoin, make illegal or otherwise prohibit the consummation of the Offer, the Exchange Offer or the Merger or seeks to obtain any material damages as a result of, or otherwise adversely affects, the Offer, the Exchange Offer or the Merger, (b) seeks to prohibit or impose material limitations on JS Acquisition’s acquisition, ownership or operation of all or any material portion of its or Emmis’ business or assets (including the business or assets of their respective affiliates and subsidiaries), or of all or any of the Shares (including, without limitation, the right to vote the Shares purchased by JS Acquisition, on an equal basis with all other Shares, on all matters presented to the shareholders of Emmis), or seeks to compel JS Acquisition to dispose of or hold separate all or any material portion of its own or Emmis’ business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the Offer, the Exchange Offer or the Merger, (c) reasonably would be expected to have a Company Material Adverse Effect, or result in a diminution in the value of the Shares or in the value of Emmis’ or JS Acquisition’s assets, in each case by more than $5 million (a “Diminution in Value”) or (d) seeks to impose any condition to the Offer, the Exchange Offer or the Merger that is materially burdensome to JS Acquisition; or

(x) there has been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction or any other action taken by any Governmental Entity which, directly or indirectly (a) restrains, delays, enjoins, makes illegal or otherwise prohibits the consummation of the Offer, the Exchange Offer or the Merger or awards material damages as a result of, or otherwise adversely affects, the Offer, the Exchange Offer or the Merger, (b) prohibits or imposes material limitations on JS Acquisition’s acquisition, ownership or operation of all or any material portion of its or Emmis’ business or assets (including the business or assets of their respective affiliates and subsidiaries), or of all or any of the Shares (including, without limitation, the right to vote the Shares purchased by JS Acquisition, on an equal basis with all other Shares, on all matters presented to the shareholders of Emmis), or compels JS Acquisition to dispose of or hold separate all or any material portion of its own or Emmis’ business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the Offer, the Exchange Offer or the Merger, (c) reasonably would be expected to have a Company Material Adverse Effect, or result in a Diminution in Value or (d) imposes any condition to the Offer, the Exchange Offer or the Merger that is materially burdensome to JS Acquisition; or

(xi) any statute, including without limitation any state anti-takeover statute, or any rule, decree, regulation, Order or injunction, shall be enacted, entered, enforced or deemed applicable or which becomes applicable or asserted to be applicable directly or indirectly to the Offer, the Exchange Offer or the Merger that would, directly or indirectly, result in any of the consequences referred to in clauses (a) through (d) of paragraph (ix) above; or

(xii) JS Acquisition shall have become aware that (a) one or more governmental or other third party consents, waivers or approvals are required for or in connection with the consummation of the Offer, the Exchange Offer or the Merger under any law, regulation, order or contract binding on Emmis or any of its affiliates, (b) any of the applicable consents, waivers or approvals have not been obtained and (c) the failure to obtain such consents, waivers or approvals would reasonably be expected to have a Company Material Adverse Effect; or

(xiii) there shall have occurred any change, event or occurrence arising since the date that the Offer is commenced that had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

“Company Material Adverse Effect” means any effect that is, or is reasonably likely to be, materially adverse to the business of Emmis and its subsidiaries as conducted on, financial condition or results of operations of Emmis and its subsidiaries, taken as a whole; provided, however, that no fact, circumstance, event or change resulting from, attributable to or arising out of any of the following shall constitute, or be considered in determining whether there has occurred, a Company Material Adverse Effect: (a) (i) changes in general economic or political conditions or the securities, banking, credit, currency, commodities, capital or financial markets in general (including general changes to monetary policy, inflation, interest rates, exchange rates or stock, bond or debt prices) in the United States or in any other geographic market, (ii) changes that are generally applicable to the industries in which Emmis and its subsidiaries operate (including any competitive and/or technological changes relevant to such industries), (iii) changes in general legal, regulatory or political conditions, including the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any law after the date hereof, or changes in applicable accounting standards (or in the interpretation thereof), (iv) the negotiation, execution, announcement or performance of the Merger Agreement or the consummation of the Transactions, including the threatened or actual impact thereof on relationships, contractual or otherwise, with current or prospective customers, suppliers, vendors, distributors, partners, financing sources, employees or landlords, (v) the identity of Alden Media as the purchaser of the JS Parent Preferred Interests and the JS Parent Common Interests or any facts or circumstances concerning the Alden Media, Alden or any of their respective affiliates, (vi) compliance with the terms of, or the taking of any action required or contemplated by the Merger Agreement or action or inaction consented to or requested by Alden or Alden Media, (vii) changes in the trading volume or market price of the Shares on the NASDAQ Stock Market or the suspension of trading generally on the NASDAQ Stock Market (provided that the exception in this clause shall not in any way prevent or otherwise affect a determination that any change, event, circumstance, development or effect underlying such decrease has resulted in, or contributed to, a Company Material Adverse Effect), (viii) any litigation or investigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement or the Transactions, other than litigation or investigations commenced or threatened in writing by any governmental body or (ix) any restatement of the consolidated financial statements of Emmis and its subsidiaries contained in documents filed by Emmis with the SEC that results in an accounting charge thereto that does not require a cash settlement and would not otherwise constitute a Company Material Adverse Effect, except, in the case of the foregoing clauses (i), (ii) and (iii), for such changes or developments referred to therein have a materially disproportionate impact on Emmis and its subsidiaries, taken as a whole, relative to other companies that operate in multiple geographic markets, including large markets, in the industries in which Emmis and its subsidiaries operate or (b) any failure to meet internal or published projections, forecasts, estimates, performance measures, operating statistics or revenue or earnings predictions for any period or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof.

The Minimum Tender Condition cannot be waived without the consent of Alden Media and the Committee. Based on the number of Shares outstanding as of May 17, 2010, the Minimum Tender Condition would be satisfied upon the valid tender in the Offer (without withdrawal) of at least 10,809,949 Shares, or 32.8% of the Shares outstanding. Mr. Smulyan holds sufficient Shares and Class B Shares such that the Proposed Amendments do not require the affirmative vote of any holder of Emmis capital stock other than Mr. Smulyan and holders of 2/3 of the Existing Preferred Stock. Pursuant to the Alden Purchase Agreement, the conditions to the Offer cannot be waived or modified by JS Acquisition without Alden Media’s prior written consent.

Neither the SEC nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

12.	Effect of Dividends and Other Distributions by Emmis

If, on or after the date hereof, Emmis should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to JS Acquisition or its nominee or transferee on Emmis’ stock transfer records, then, subject to the provisions of “The Offer” (Section 11 — Conditions of the Offer) above, (1) the Offer Price and other terms of the Offer will be reduced by the amount of any such cash dividend or cash distribution and (2) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of JS Acquisition and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of JS Acquisition, accompanied by appropriate documentation of transfer or (b) at the direction of JS Acquisition, be exercised for the benefit of JS Acquisition, in which case the proceeds of such exercise will promptly be remitted to JS Acquisition. Pending such remittance and subject to applicable law, JS Acquisition will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the Offer Price the amount or value thereof, as determined by JS Acquisition in its sole discretion.

If, on or after the date hereof, Emmis should (1) split, combine or otherwise change the Shares or its capitalization, (2) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares or (3) issue or sell additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, to acquire any of the foregoing, other than Shares issued pursuant to the exercise of stock options outstanding as of the date hereof, then, subject to the provisions of “The Offer” (Section 11 — Conditions of the Offer), JS Acquisition, in its sole discretion, may make such adjustments as it deems appropriate in the offer price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

13.	Merger Agreement; Other Agreements

Alden Purchase Agreement

Simultaneously with completion of the Offer, Alden Media will provide all necessary funds for the Offer and the other Transactions, under the Alden Purchase Agreement. The Alden Purchase Agreement is incorporated herein by reference and this summary is qualified in its entirety by reference to the Alden Purchase Agreement. A copy of the Alden Purchase Agreement can be found as Appendix II to the Preliminary Proxy Statement filed with the SEC on May 27, 2010, or as Exhibit d(iii) to Emmis’ Statement on Schedule TO/13E-3 filed with the SEC on May 27, 2010. You should read the Alden Purchase Agreement in its entirety.

General.  Under the Alden Purchase Agreement, Alden Media has agreed, and the Alden Fund and Alden Global Value Recovery Master Fund, L.P. (the “Alden Funds”) have agreed to cause Alden Media, to purchase from JS Parent and JS Parent has agreed to sell to Alden JS Parent Preferred Interests and JS Parent Common Interests for an aggregate purchase price of $90,000,000. The purchase price payable by Alden Media may be increased to the extent funds are required to provide cash consideration in the Merger to holders of Existing Preferred Stock that do not tender their shares in the Exchange Offer or convert their shares into Shares prior to the Merger and/or to pay certain expenses in connection with the Transactions. The Alden Funds agreed to provide Alden Media with sufficient funds to satisfy its purchase price obligations. JS Parent will use the proceeds of the transaction to finance the Offer and the Merger.

Each of JS Parent, the Alden Funds and Alden Media made representations and warranties relating to, among other things:

•	due organization, valid existence and, to the extent applicable, good standing;

•	corporate power and authority to enter into and perform its obligations under, and the enforceability of, the Alden Purchase Agreement;

•	the absence of conflicts with or defaults under organizational documents, other contracts and applicable law;

•	the absence of governmental authorization needed to approve the Alden Purchase Agreement and the Transactions;

•	the absence of litigation that would materially impair its ability to complete the Transactions;

•	the absence of any agreement to pay broker or other similar fees; and

•	the exclusivity of the representations and warranties made.

In addition, JS Parent made representations and warranties relating to, among other things:

•	its capital structure;

•	the operations of newly-formed entities;

•	the organization and qualification of Emmis and its subsidiaries;

•	the capital structure and existence of Emmis and its subsidiaries and the absence of conflicts with or defaults under applicable law or the organizational documents, by-laws or governmental permits of Emmis or its subsidiaries;

•	the completeness and accuracy of Emmis’ filings with the SEC;

•	the absence of certain related party transactions;

•	the filing of material tax returns and payment of taxes by Emmis and its subsidiaries;

•	the controls and procedures that Emmis maintains with respect to financial reporting;

•	the ownership of or possession of valid licenses to use various intellectual property that is material to the business of Emmis and its subsidiaries;

•	the validity of Emmis and its subsidiaries’ ownership interests in their respective owned properties, assets and rights and the validity of their leasehold or licensed interests in their respective leasehold or licensed properties, assets and rights;

•	the absence of any material changes in the business of Emmis and its subsidiaries;

•	the absence of any undisclosed liabilities on the balance sheets of Emmis or its subsidiaries that are required to be disclosed by generally accepted accounting principles in the United States;

•	the absence of litigation involving Emmis or its subsidiaries that would have a materially adverse effect on JS Parent, Emmis or any of Emmis’ subsidiaries; and

•	the sufficiency of the assets of Emmis and its subsidiaries to operate and conduct their business.

Finally Alden Media represented and warranted, among other things, that:

•	it and its affiliates have good title to their shares and that they have full power and authority to vote them;

•	it has, and the Alden Funds will cause Alden Media to have sufficient cash on hand and/or unexpired and unconditioned capital commitments from its investors that are sufficient to enable it to pay the purchase price; and

•	it meets the necessary requirements to own the JS Parent Preferred Interests and the JS Parent Common Interests.

Covenants and Agreements; Conditions Precedent.  JS Parent, the Alden Funds and Alden Media agreed to make all filings and submissions required by law and cooperate with each other to ensure such filings and submissions are timely made. The parties also agreed to use reasonable best efforts and to act in good faith to take all actions reasonably necessary, proper or advisable under applicable law to complete the transactions contemplated by the Alden Purchase Agreement. JS Parent and Mr. Smulyan, to the extent Mr. Smulyan believes in good faith that such action would not constitute a breach of his fiduciary duties, agreed to cause Emmis and Emmis Operating Company, an Indiana corporation and wholly-owned subsidiary of Emmis (“Emmis Operating Company”) to conduct their respective businesses in the ordinary course of business consistent with past practice, to preserve them intact and not to take certain actions, including and with various exceptions:

•	amending certain organizational documents,

•	issuing certain new equity interests,

•	paying certain dividends or distributions,

•	making changes to governmental permits,

•	granting severance or termination pay,

•	making certain acquisitions,

•	incurring certain indebtedness,

•	making certain changes to their accounting practices,

•	making certain changes to their capital structures,

•	making certain capital expenditures,

•	settling certain claims,

•	adopting a plan of liquidation, dissolution, merger or other reorganization or commencing any proceedings in bankruptcy,

•	transferring or encumbering certain assets, or

•	entering into transactions with affiliates or engaging in activity which would pose a material risk that JS Parent may be treated, for U.S. federal income tax purposes, as engaged in a trade or business.

Notwithstanding anything to the contrary in the Alden Purchase Agreement, Mr. Smulyan has executed the Alden Purchase Agreement in his capacity as a shareholder of Emmis and the Alden Purchase Agreement does not restrict Mr. Smulyan’s ability to exercise his fiduciary duties as a director or officer of Emmis.

In addition, JS Parent agreed not to amend or waive any of the conditions to the Offer or otherwise amend any of the material terms and conditions of the Offer without Alden Media’s prior written approval. Mr. Smulyan has covenanted to vote and to cause his affiliates to vote all of his and their Shares and Class B Shares except for Mr. Smulyan’s options to purchase Shares and Class B Shares, in favor of the Proposed Amendments, the Merger and any other actions required to complete the Transactions and to grant and appoint Alden Media as his and their proxy and attorney-in-fact to vote his and their Shares and Class B Shares to that effect. The Alden Funds and Alden Media have also covenanted to vote all of their Shares in favor of the Proposed Amendments, the Merger and any other actions required to complete the Transactions and to grant and appoint JS Acquisition as its proxy and attorney-in-fact to vote their Shares to that effect. The Alden Funds and Alden Media have also covenanted not to trade in the Shares and Class B Shares or other securities of Emmis pending the successful completion of the Offer.

The parties’ obligations to complete the transactions under the Alden Purchase Agreement are conditioned upon the representations and warranties being true and correct and compliance with the covenants (subject to materiality qualifications), the absence of governmental orders preventing the completion of the Transactions, the appointment or election of a person nominated by Alden to the Board, the continuation of Mr. Smulyan as Chief Executive Officer of Emmis, certain amendments to Emmis’ articles of incorporation, the delivery of an opinion of JS Parent’s counsel to Alden Media, the satisfaction or waiver of the conditions to the Offer and the execution and delivery of the Merger Agreement.

Indemnification.  JS Acquisition and Alden Media agreed to, and the Alden Funds agreed to cause Alden Media to, indemnify each other for (i) any inaccuracy in or breach of any representation or warranty made in the Alden Purchase Agreement, (ii) any failure to perform under the Alden Purchase Agreement or (iii) any actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses related to the foregoing, except that neither party has any liability unless the losses for which the other party seeks indemnification exceed $7,500,000 (the “Deductible”). In addition, no individual loss or series of related losses is applied toward the Deductible if the loss or series of related losses amounts to less than $50,000. Except with respect to fraud or other intentional conduct or representations regarding due organization, authority to execute and perform the Alden Purchase Agreement, JS Parent’s capital structure, the Alden Fund’s title to their Shares and the absence of any agreement to pay broker or other similar fees, for which the indemnifications do not terminate, the indemnifications under the Alden Purchase Agreement will terminate on June 30, 2011.

Termination.  The Alden Purchase Agreement may be terminated:

•	by mutual agreement of JS Acquisition and Alden Media (with the consent of Emmis);

•	by JS Acquisition or Alden Media upon prior written notice, if (i) JS Parent has not commenced the JS Acquisition Tender Offer or (ii) Emmis has not commenced the Exchange Offer, in each case as of the close of business on the date which is ten (10) business days after the effective date of the Alden Purchase Agreement;

•	by JS Parent or Alden Media upon prior written notice, if any of the conditions have not been satisfied as of the close of business on September 24, 2010 (the “Outside Date”);

•	by JS Parent or Alden Media if any final, non-appealable order, decree or ruling is issued that prohibits the completion of any of the transactions contemplated by the Alden Purchase Agreement;

•	by JS Parent or Alden Media if there has been a material inaccuracy in or material breach by the other of any representation or warranty or material breach of any covenant or agreement that causes any condition to be incapable of being satisfied by the Outside Date; or

•	by JS Parent, if as a result of the action or inaction by Alden Media, the closing of the transactions contemplated by the Alden Purchase Agreement has not occurred on or prior to two (2) business days after the satisfaction or waiver of the conditions.

Expenses.  The parties also agreed that, at the closing, JS Parent will reimburse Alden Media and Mr. Smulyan for their respective expenses related to the transactions contemplated, except that JS Parent will not reimburse Alden Media for any expenses in excess of $1,000,000. In addition, if the Alden Purchase Agreement is terminated by Alden Media because of a material inaccuracy in or breach of any representation or warranty or a material breach of or failure to perform any covenant or agreement contained in the Alden Purchase Agreement, then JS Parent has agreed to, and Mr. Smulyan has agreed to cause JS Parent to, reimburse Alden Media for its expenses not in excess of $1,000,000. If the Alden Purchase Agreement is terminated for any other reason listed above, then each party will bear its own expenses.

Merger Agreement

On May 25, 2010, Emmis, JS Parent and JS Acquisition entered into the Merger Agreement, under which JS Acquisition will merge with and into Emmis, with Emmis remaining as the surviving corporation as a subsidiary whose equity securities are owned entirely by JS Parent and Mr. Smulyan (the “Surviving Corporation”). The Merger Agreement is incorporated by reference herein and this summary is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement can be found as Appendix IV to the Preliminary Proxy Statement filed with the SEC on May 27, 2010, or as Exhibit (d)(ii) to Emmis’ Statement on Schedule TO/13E-3 filed with the SEC on May 27, 2010. You should read the Merger Agreement in its entirety. Mr. Smulyan will hold all of the shares of a newly issued class of voting common stock of Emmis, and JS Acquisition will hold all of the shares of a newly issued class of non-voting common stock of Emmis. The Shares that are not tendered in the Offer would be converted into the right to receive the Offer Price upon completion of the Merger.

If the Offer and the Exchange Offer are completed and the Proposed Amendments are adopted and effected, to the extent required by Indiana law, Emmis will seek the affirmative votes of holders of Shares and Class B Shares (a majority of which will be beneficially owned, following the Offer, by Mr. Smulyan, the Alden Fund and the Rolling Shareholders) to approve the Merger. The Merger is subject to the satisfaction or waiver of certain conditions, including the adoption of the Merger Agreement by the Emmis shareholders by the affirmative vote of a majority of all votes entitled to be cast. If the Minimum Tender Condition is satisfied, the Purchaser Group, the Alden Fund and the Rolling Shareholders would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Emmis.

The Committee, at a meeting duly called and held, has (i) determined that the Offer and the Merger are advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) and (ii) recommended that the Board unanimously adopt resolutions, on the terms and subject to the conditions of the Merger Agreement and in accordance with the IBCL (a) determining that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Parent to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (b) approving and adopting the Merger Agreement, the Offer and the Merger and (c) recommending that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement (to the extent required by the IBCL) (the “Committee Recommendation”).

The Board, acting on the Committee Recommendation, at a meeting duly called and held, has unanimously, on the terms and subject to the conditions of the Merger Agreement and in accordance with the IBCL (i) determined that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Parent to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and adopted the Merger Agreement, the Offer and the Merger and (iii) recommended that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement (to the extent required by the IBCL) (the “Board Recommendation”).

The Offer.  Provided that no event has occurred that, had the Offer been commenced, would give rise to a right to terminate the Offer under the Merger Agreement, JS Acquisition has agreed to commence the Offer no later than 5:00 p.m., New York City time on June 3, 2010. On the date of commencement of the Offer, JS Acquisition will (i) file or cause to be filed with the SEC the Schedule TO, the related Offer to Purchase, Letter of Transmittal and other related documents relating to the Offer (collectively, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to the holders of Shares as and to the extent required by applicable law. Subject to the terms and conditions thereof, the Offer will remain open for at least 20 business days following the commencement of the Offer. JS Acquisition may waive or make changes to any of the conditions to the Offer, except that, without Emmis’ prior consent, which consent requires the approval of the Committee, it will not:

•	decrease the amount or change the form of the consideration to be paid or decrease the number of Shares sought in the Offer;

•	waive the Minimum Tender Condition;

•	amend any other term of the Offer in a manner adverse to the holders of Shares (other than the Interested Parties);

•	add to, amend or modify the conditions to the Offer in a manner adverse to the holders of Shares (other than the Interested Parties);

•	extend the Expiration Date, other than (i) for successive periods not to exceed 10 business days each, until the conditions to the Offer are satisfied or waived, if any of the conditions is not satisfied or waived on any scheduled expiration date of the Offer, and (ii) for the minimum period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer or any period otherwise required by applicable law, but in no event beyond the End Date (as defined below).

JS Acquisition will accept for payment and pay for, promptly after the expiration of the Offer, all Shares (i) validly tendered and not withdrawn pursuant to the Offer and (ii) validly tendered in any subsequent offering period (the date on which Shares are first accepted for payment, the “Acceptance Date”).

Each of JS Acquisition, JS Parent and Emmis will promptly correct any information provided by it or any of its affiliates for use in the Schedule TO and the Offer Documents, if and to the extent that such information shall have become false or misleading in any material respect, and will use reasonable best efforts to cause the Schedule TO as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable U.S. federal securities laws.

Action by Emmis.  Pursuant to the Merger Agreement, Emmis approves of and consents to the Offer and Merger and represents and warrants that the Board acting on the Committee Recommendation, at a meeting duly called and held, has made the Board Recommendation.

Emmis will file with the SEC on the date that JS Acquisition files the Offer Documents, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”). Emmis will use its reasonable best efforts to mail such Schedule 14D-9 to the shareholders of Emmis concurrently with the mailing of the Offer Documents. The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to Emmis’ shareholders and at the Acceptance Time, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation is made by Emmis with respect to information supplied by JS Parent or JS Acquisition in writing for inclusion in the Schedule 14D-9. Emmis, JS Parent and JS Acquisition each will promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that such information shall have become false or misleading in any material respect. Emmis will take all steps necessary to cause the Schedule 14D-9, as so corrected to be filed with the SEC and disseminated to the holders of Shares as and to the extent required by applicable federal securities laws.

The Exchange Offer.  Provided that no event shall have occurred and be continuing that, had the Exchange Offer been commenced, would give rise to a right to terminate the Exchange Offer under the Merger Agreement, Emmis will file with the SEC the Proxy Statement/Offer to Exchange and the related Letter of Transmittal (together with amendments or supplements thereto, the “Exchange Offer Documents”) no later than 5:00 p.m., New York City time on June 3, 2010. Immediately following the receipt by Emmis of SEC clearance of the Exchange Offer Documents, Emmis will (i) commence the Exchange Offer and (ii) cause the Exchange Offer Documents to be disseminated to its shareholders as and to the extent required by applicable law. In accordance with the IBCL, the Articles of Incorporation, Second Amended and Restated Code of By-laws of Emmis (as amended and restated

from time to time, the “By-laws”), the Exchange Act and any applicable rules of NASDAQ, Emmis will, as promptly as possible after the date of the Merger Agreement, call a special meeting of its shareholders to vote on the Proposed Amendments. Emmis will set as the record date for such meeting, a date that is satisfactory to JS Acquisition. Subject to the terms and conditions thereof, the Exchange Offer will remain open for at least 20 business days following the commencement of the Exchange Offer. Upon receipt of the approval of Emmis’ shareholders of the Proposed Amendments and subject to the satisfaction of the other conditions of the Offer, Emmis will file the Proposed Amendments with the Secretary of State of the State of Indiana and use its reasonable best efforts to make the Proposed Amendments effective. Emmis may waive or make changes to any of the conditions to the Offer, except that, without the prior consent of JS Acquisition, it will not:

•	decrease the amount or change the form of the consideration to be paid or decrease the number of shares of Existing Preferred Stock sought in the Exchange Offer;

•	add to, amend or modify the conditions to the Exchange Offer in a manner adverse to the holders of Shares (other than the Interested Parties) and the holders of Existing Preferred Stock (other than Alden);

•	amend any other term of the Exchange Offer in a manner adverse to the holders of Shares (other than the Interested Parties) and the holders of shares of Existing Preferred Stock (other than Alden); and

•	extend the expiration date of the Exchange Offer, other than (i) from time to time for successive periods not to exceed 10 business days each, until the conditions to the Exchange Offer are satisfied or waived if any of the conditions is not satisfied or waived on any scheduled expiration date of the Exchange Offer, and (ii) for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Exchange Offer or any period otherwise required by applicable law, but in no event may Emmis extend the Exchange Offer beyond the End Date (as defined below).

Emmis will accept for exchanging and exchange for, promptly after the expiration of the Exchange Offer, all shares of Existing Preferred Stock validly tendered and not withdrawn pursuant to the Exchange Offer. Each of Emmis, JS Parent and JS Acquisition will promptly correct any information provided by it or any of its affiliates for use in the Exchange Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Emmis will use reasonable best efforts to cause the Exchange Offer Documents as so corrected to be filed with the SEC and the Exchange Offer Documents as so corrected to be disseminated to its shareholders, in each case as and to the extent required by applicable U.S. federal securities laws.

The Merger.  After the completion of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Merger will be completed. The Surviving Corporation will then possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Emmis and JS Acquisition, all as provided under Indiana law.

Immediately prior to the Effective Time:

•	each Share held by the Purchaser Group (except for the Retained Shares) and each Rollover Share of the Rolling Shareholders will be contributed to Emmis in consideration for JS Parent Common Interests; and

•	all Class B Shares (other than the Retained Shares), all of which are held by Mr. Smulyan, will be contributed to Emmis and cancelled, in consideration for JS Parent Common Interests.

At the Effective Time of the Merger:

•	each Share remaining outstanding, including outstanding restricted stock with respect to Shares that became fully vested immediately prior to the Effective Time (other than Shares held by JS Parent or Emmis), will be converted into the right to receive $2.40 in cash (without interest and less any applicable withholding taxes) from Emmis (“Common Merger Consideration”);

•	each outstanding share of Existing Preferred Stock held by the Alden Fund will be converted into New Notes at a rate of $30.00 principal amount of New Notes per $50.00 of liquidation preference of Existing Preferred Stock, excluding accrued and unpaid dividends (“Alden Preferred Merger Consideration”);

•	each other outstanding share of Existing Preferred Stock will be converted into the right to receive $5.856 in cash (without interest and less any applicable withholding taxes) from Emmis, which is equal to the conversion rate of the Existing Preferred Stock of 2.44 Shares per share times the $2.40 in cash (without interest and less any applicable withholding taxes) per Share that is being offered in the Offer (the “Preferred Merger Consideration”, and together with the Common Merger Consideration, the “Cash Merger Consideration” and the Cash Merger Consideration together with the Alden Preferred Merger Consideration, the “Merger Consideration”);

•	each Share and each Class B Share held by JS Acquisition or Emmis shall be cancelled without consideration;

•	each share of JS Acquisition Class A Common Stock will be converted into one share of new nonvoting common stock of Emmis; and

•	each share of JS Acquisition Class B Common Stock will be converted into one share of new voting common stock of Emmis.

As of the Effective Time, all Shares and Class B Shares, stock options that were held by Mr. Smulyan, Existing Preferred Stock, shares of JS Acquisition Class A Common Stock and shares of JS Acquisition Class B Common Stock outstanding immediately prior to the Effective Time will be cancelled and retired.

Dissenting Shares.  To the extent S23-1-44 IBCL is applicable, Shares outstanding immediately prior to the Effective Time and held by a holder of record who has not voted in favor of the Merger or consented thereto in writing and who has notified Emmis in writing of his or her intent to dissent prior to the taking of the vote on the Merger and complied with other requirements under Indiana law, shall not be converted into the right to receive the applicable Merger Consideration, but will instead only have certain rights under Indiana law to dissent and demand payment of the fair value of their Shares. However, if such shareholder fails to perfect, withdraws or loses the right to dissent, then, such holder’s Shares shall automatically be converted into the right to receive the applicable Merger Consideration.

Stock Options.  At or immediately prior to the Effective Time, each option to purchase Shares outstanding under any stock option or compensation plan or arrangement of Emmis, other than those held by Mr. Smulyan, whether or not vested or exercisable, will vest and be cancelled. Emmis will pay the holder of such option at or promptly after the Effective Time an amount in cash equal to the product of (i) the excess, if any, of the Common Merger Consideration over the applicable exercise price per Share of such option and (ii) the number of shares of Class A Common Stock such holder could have purchased (assuming full vesting of such option) had such holder exercised such option in full immediately prior to the Effective Time.

Restricted Stock Units.  At or immediately prior to the Effective Time, each restricted stock unit with respect to Shares outstanding under any stock option or compensation plan or arrangement of Emmis (a “RSU”), whether or not vested, shall vest and be cancelled, and Emmis shall pay the holder of any such RSU at or promptly after the Effective Time an amount in cash equal to the product of (i) the Common Merger Consideration and (ii) the number of Shares such holder could have received (assuming full vesting of such RSU) had such RSU been settled immediately prior to the Effective Time.

Articles of Incorporation; By-laws.  At the Effective Time, the Articles of Incorporation and By-laws of Emmis will be amended to be identical to the articles of incorporation and by-laws of JS Acquisition in effect immediately prior to the Effective Time, except that references to JS Acquisition will be replaced with references to “Emmis Communications Corporation”, and as so amended will be the articles of incorporation and by-laws of the Surviving Corporation until thereafter amended in accordance with Indiana law.

Directors and Officers.  Until successors are duly elected or appointed and qualified in accordance with Indiana law, the directors and officers of JS Acquisition will be the directors and officers of the Surviving Corporation.

Representations and Warranties.  Subject to certain conditions specified in the Merger Agreement, each of Emmis, JS Parent and JS Acquisition will make representations and warranties relating to, among other things:

•	due organization, valid existence and, to the extent applicable, good standing;

•	corporate power and authority to enter into and perform its obligations under, and the enforceability of, the Merger Agreement;

•	the absence of governmental authorization needed to approve the Merger Agreement and the transactions contemplated thereby;

•	the absence of conflicts with or defaults under organizational documents, other contracts and applicable law; and

•	the absence of any agreement to pay finders’ fees or other similar fees.

Emmis will also make representations and warranties relating to, among other things:

•	its capital structure and the capital structure of its subsidiaries;

•	Emmis’ SEC filings, including the Exchange Offer Documents and other disclosure documents to be filed by Emmis in connection with the Merger Agreement;

•	the Committee Recommendation and the Board Recommendation;

•	the absence of certain related party transactions;

•	the filing of material tax returns and payment of taxes by Emmis and its subsidiaries;

•	the controls and procedures that Emmis maintains with respect to financial reporting;

•	the ownership of or possession of valid licenses to use various intellectual property that is material to the business of Emmis and its subsidiaries;

•	the validity of Emmis and its subsidiaries’ ownership interests in their respective owned properties, assets and rights and the validity of their leasehold or licensed interests in their respective leasehold or licensed properties, assets and rights;

•	the absence of any material changes in the business of Emmis and its subsidiaries;

•	the absence of any undisclosed liabilities on the balance sheets of Emmis or its subsidiaries that are required to be disclosed by generally accepted accounting principles in the United States;

•	the absence of litigation involving Emmis or its subsidiaries that would have a materially adverse effect on Emmis or any of Emmis’ subsidiaries;

•	the receipt by the Committee of an opinion of the financial advisor to the Committee to the effect that, as of the date of such opinion, the Offer Price to be received by the holders of Shares (other than the Interested Parties) pursuant to the Offer and the Merger is fair from a financial point of view to such Shareholders;

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger;

•	the sufficiency of the assets of Emmis and its subsidiaries to operate and conduct their business;

•	the adoption by the Board of certain resolutions; and

•	the exclusivity of the representations and warranties made.

Each of JS Parent and JS Acquisition will also make customary representations and warranties to Emmis with respect to, among other things:

•	JS Parent and JS Acquisition’s SEC filings, including the Offer Documents and other disclosure documents to be filed by JS Parent and JS Acquisition;

•	information furnished to Emmis to be included in its SEC filings, including the Exchange Offer Documents and other disclosure documents to be filed by Emmis in connection with the Merger Agreement; and

•	sufficiency of funds to complete the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and payment of all fees and expenses relating to such transactions.

Interim Operating Covenants.  From the date of the Merger Agreement until the Acceptance Date, Emmis will conduct its operations and its subsidiaries’ operations in all material respects in the ordinary course of business consistent with past practice and use its reasonable best efforts to preserve intact its businesses and relationships with key customers, regulators, suppliers, lessors, licensors, creditors, officers and employees, in all material respects. In addition, during that same period, except as expressly permitted by the terms of the Merger Agreement, Emmis will not, and will not permit its subsidiaries to, take certain actions with respect to the following, subject to specified thresholds and exceptions, without JS Parent’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned:

•	amendments to the Articles of Incorporation, the By-laws or other similar organizational documents, except with respect to the Proposed Amendments;

•	sales or issuances of additional shares of capital stock, any securities convertible into, or any rights, warrants or options to acquire, any such shares of capital stock;

•	dividends, distributions or redemptions of stock;

•	changes in its maintenance of governmental permits;

•	the modification of employee benefits, compensation or other employment arrangements;

•	any acquisition of assets or businesses for a purchase price in excess of $10 million individually, or $20 million in the aggregate;

•	the incurrence of indebtedness for borrowed money;

•	changes in financial accounting principles;

•	changes to the terms of its capital stock;

•	the incurrence of capital expenditures in excess of $5 million in the aggregate;

•	the waiver, release, assignment, settlement or compromise of certain claims;

•	the adoption of a plan of liquidation;

•	the transfer or encumbrance of any of its assets;

•	entering into certain transactions with affiliates; or

•	resolutions, commitments or agreements to do any of the foregoing.

Adverse Recommendation Change.  Emmis has covenanted that each of the Committee and the Board will make the Committee Recommendation and the Board Recommendation, respectively. Subject to certain conditions, at any time prior to the Acceptance Date, if the Committee determines in good faith that it would be inconsistent with its fiduciary duties under Indiana law to continue to recommend that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer, and to the extent required by Indiana law, approve the Offer, the Merger and the Merger Agreement, then the Committee and the Board (acting upon the recommendation of the Committee) may withhold, withdraw, qualify or modify in a manner adverse to JS Parent the Committee Recommendation or the Board Recommendation or publicly recommend or announce its intention to take any action or make any statement inconsistent with the Committee Recommendation or the Board Recommendation (collectively, an “Adverse Recommendation Change”). The Committee or the Board’s making of an Adverse Recommendation Change will not affect Emmis’ obligation to call the Merger Meeting (as defined below), file the Merger Proxy (as defined below) with the SEC, deliver the Merger Proxy to the shareholders and comply with its other obligations under Section 6.05 of the Merger Agreement.

Other Covenants of Emmis.  Emmis will promptly notify JS Parent of consents required from any additional persons, governmental notice or communications relating to the Merger Agreement or the transactions contemplated thereby, and any suits or proceedings commenced against Emmis or any of its subsidiaries that relate to the completion of the Transactions. To the extent required under Indiana law, the Board will call a special meeting of Emmis shareholders to approve the Merger (the “Merger Meeting”) and will set a record date for such meeting immediately following the successful completion of the Offer and promptly file with the SEC and mail to the Emmis shareholders a proxy statement with respect to such meeting.

To the extent that approval of Emmis’ shareholders is required by Indiana law in order to complete the Merger other than pursuant to § 23-1-40-4 of the IBCL, then, in accordance with the IBCL, the Articles of Incorporation and By-laws, the Exchange Act and any applicable rules of NASDAQ, as soon as practicable following the later of the Acceptance Time or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 promulgated under the Exchange Act and permitted hereby, Emmis, in consultation with JS Parent, will, subject to the satisfaction of the Minimum Tender Condition, following the successful completion of the Offer, call the Merger Meeting and set as the record date for such meeting, the date that is one business day following the successful completion of the Offer and promptly file with the SEC a proxy statement, letter to shareholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the shareholders in connection with the solicitation of proxies for use at the Merger Meeting, and any schedules required to be filed with the SEC in connection therewith (collectively, as amended or supplemented, the “Merger Proxy”). Emmis, JS Parent or JS Acquisition, as the case may be, will furnish all information concerning Emmis, JS Parent or JS Acquisition as the other party hereto may reasonably request in connection with the preparation and filing with the SEC of the Merger Proxy. Subject to applicable law, Emmis will use reasonable best efforts to cause the Merger Proxy to be disseminated to its shareholders as promptly as practicable after the SEC clears the Merger Proxy. Emmis will cause the Merger Proxy, when filed with the SEC, to comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Merger Proxy is first mailed to Emmis’ shareholders and at the time of the Merger Meeting, Emmis will cause the Merger Proxy not to contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Further Emmis will make no filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to the Merger Proxy without providing JS Parent a reasonable opportunity to review and comment thereon.

In addition, prior to the Effective Time, Emmis will take all such steps as may be required to cause any disposition or conversion of Shares in connection with the transactions contemplated by the Merger Agreement (including derivative securities with respect to such Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Emmis to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Covenants of JS Parent and JS Acquisition.  JS Parent and JS Acquisition will vote their Shares in favor of the Proposed Amendments, the Merger and any other actions required to complete the Transactions. Subject to certain conditions, between the Effective Time and the sixth anniversary of the Effective Time, the Surviving Corporation will, and JS Parent will cause it to, agree to indemnify each of Emmis’ and its subsidiaries’ present and former directors and officers against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, arising out of or related to such person’s service as a director or officer at or prior to the Effective Time, to the fullest extent permitted under Indiana law, the articles of incorporation and by-laws of the Surviving Corporation will contain provisions regarding limitations on personal liability of directors and indemnification and advancement of expenses of officers and directors in respect of acts or omissions for six years after the Effective Time. The Surviving Corporation also will purchase directors’ and officers’ liability insurance coverage for Emmis’ directors and officers for a period of six years after the Effective Time which provides the same coverage as the directors’ and officers’ liability insurance previously provided by Emmis. Notwithstanding anything in the Merger Agreement or the Alden Purchase Agreement, JS Parent will not, without Emmis’ prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) terminate the Alden Purchase Agreement pursuant to Section 8.1(a) thereof.

Covenants of JS Parent and Emmis.  Each of Emmis, JS Parent and JS Acquisition will make all filings and submissions required by law and cooperate with each other to ensure such filings and submissions are timely made.

Emmis, JS Parent and JS Acquisition will also use reasonable best efforts and act in good faith to take all actions reasonably necessary, proper or advisable under applicable law to complete the transactions contemplated by the Merger Agreement and delist the Shares from the NASDAQ.

Conditions Precedent.  The parties’ obligations to complete the transactions under the Merger Agreement are conditioned upon:

•	obtaining shareholder approval of the Merger at the Merger Meeting;

•	the absence of any law, order or injunction prohibiting the completion of the Merger; and

•	JS Acquisition having purchased Shares pursuant to the Offer.

Termination.  Subject to certain exceptions and conditions specified in the Merger Agreement, the Merger Agreement may be terminated prior to the Effective Time (notwithstanding receipt of shareholder approval of the Merger):

•	by mutual written agreement of Emmis and JS Parent;

•	by Emmis or JS Parent upon prior written notice if the Acceptance Date has not occurred on or before September 24, 2010 (the “End Date”);

•	by Emmis or JS Parent if any final, non-appealable order, decree or ruling is issued that prohibits the completion of Offer and the Merger;

•	by JS Parent, if prior to the Acceptance Date, the Board has made an Adverse Recommendation Change; or

•	by JS Parent, if prior to the Acceptance Date, Emmis has breached any representation or warranty or failed to perform any covenant or agreement that would cause certain conditions to the Offer to exist and be incapable of being by cured the End Date.

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability on the part of Emmis, JS Parent or JS Acquisition. Nonetheless, no party will be relieved of any liability for its willful breach of the Merger Agreement.

Operating Agreement

In connection with the Transactions, at the completion of the Exchange Offer and the Offer (which is at the time Alden Media purchases the JS Parent Preferred Interests and JS Parent Common Interests), Mr. Smulyan, Alden Media, the Rolling Shareholders, and JS Parent will enter into the Operating Agreement for JS Parent. The form of the Operating Agreement is incorporated by reference herein and this summary is qualified in its entirety by reference to the Operating Agreement. The form of the Operating Agreement can be found as Appendix III to the Preliminary Proxy Statement filed with the SEC on May 27, 2010, or as Exhibit (d)(iv) to Emmis’ Statement on Schedule TO/13E-3 filed with the SEC on May 27, 2010. You should read the Operating Agreement in its entirety.

JS Parent Preferred Interests.  As part of the Transactions, JS Parent will issue to Alden Media, and Alden Media will purchase JS Parent Preferred Interests, with an initial preferred unrecovered capital of $96.9 million, subject to adjustment. The initial preferred unrecovered capital may be increased, to the extent funds are required to provide cash consideration in the Subsequent Merger to holders of Existing Preferred Stock that do not tender their shares in the Exchange Offer or convert the Existing Preferred Stock to Class A Common Stock or to pay certain expenses in connection with the Transactions. The JS Parent Preferred Interests will rank senior to all other classes of outstanding equity of JS Parent as to liquidation, dividends, redemptions and any other payment or distribution with respect to its equity interests.

The JS Parent Preferred Interests will be entitled to receive, at such time as the board of directors of JS Parent may determine, priority distributions at a rate of 5% per annum until the second anniversary of the date of the JS Parent operating agreement and 15% per annum from and after the second anniversary of the date of the JS Parent operating agreement in each case, accruing monthly and compounding on a quarterly basis.

The JS Parent Preferred Interests will have an aggregate liquidation preference equal to the initial preferred unrecovered capital described above plus the amount distributable to such interests, as discussed in the prior paragraph. The JS Parent Preferred Interests may be redeemed at any time by JS Parent in whole or in part at a price equal to the liquidation preference and shall be automatically redeemed in full immediately following the seventh anniversary of the JS Parent operating agreement.

On the date of the repayment in full or refinancing of the indebtedness under the Credit Facility under an agreement permitting such an exchange, the JS Parent Preferred Interests will become exchangeable into non-voting stock of Emmis (“Exchanged ECC Shares”), and such Exchanged ECC Shares can be later redeemed either at the option of the holder, or at the option of Emmis for Junior Subordinated Notes. The Junior Subordinated Notes and the New Notes owned by Alden Media or its permitted transferees (the “Alden Members”) will be callable at any time by Emmis without penalty or premium at a price equal to their principal amount plus the accrued and unpaid interest, including the pro rata interest for any partial interest period.

JS Parent Common Interests.  As part of the Transactions, JS Parent will issue to Alden Media, and Alden Media will purchase JS Parent Common Interests initially having a percentage interest of JS Parent equal to 24%, subject to adjustment as provided in the JS Parent operating agreement;

Covenants.  Under the JS Acquisition operating agreement, for as long as the Alden Members beneficially own (i) a percentage interest of JS Parent Common Interests of at least 10% or (ii) at least 10% of the JS Parent Preferred Interests issued in the Transactions (the “Ownership Minimum”), Alden Media will have the right to consent to:

•	any merger, liquidation or sale of all or substantially all assets of JS Parent, Emmis or Emmis Operating;

•	the incurrence of indebtedness by JS Acquisition, Emmis, Emmis Operating, or any of their subsidiaries or the issuance of equity securities by Emmis or Emmis Operating, or any of their subsidiaries, except in specified circumstances including indebtedness incurred or equity securities issued to redeem or otherwise refinance the Credit Facility, the Junior Subordinated Notes, the New Notes, the JS Parent Preferred Interests or the JS Parent Common Interests;

•	amendments to the operating agreement, charter, by-laws or similar document of JS Parent, Emmis or Emmis Operating;

•	as long as the Alden Members own and JS Parent Preferred Interests or own or have the right to acquire Junior Subordinated Notes, the payment of distributions by JS Parent;

•	commencing any proceedings in bankruptcy with respect to JS Parent, Emmis, Emmis Operating or any subsidiary of Emmis Operating;

•	transactions with affiliates (other than existing arrangements and amendments and replacements of those arrangements) other than Emmis and its subsidiaries;

•	any redemption or repurchase of equity securities of JS Parent or Emmis, subject to specified exceptions;

•	acquiring specified assets, including any assets or businesses for an aggregate price in excess of $5 million;

•	any sale of assets other than in the ordinary course of business or as permitted under and applied in accordance with the Credit Facility in which the net cash proceeds are used to repay, redeem, exchange or refinance the Credit Facility, the New Notes, the Junior Subordinated Notes or the JS Parent Preferred Interests;

•	permitting liens on any of the common stock of Emmis or any of its subsidiaries, except in specified circumstances; and

•	any activity which would pose a material risk that JS Parent may be treated as engaged in a trade or business for federal income tax purposes.

Covenants in the JS Parent operating agreement require JS Parent to use commercially reasonable efforts to complete a modifying or refining of the Credit Facility so as to allow the redemption of the JS Parent Preferred

Interests or the New Notes or the Junior Subordinated Notes and to effect such redemptions promptly after any such modification or refinancing. Upon the completion of such a modification or refinancing, JS Parent will provide Alden Media with a one-time deal fee of $3.0 million in cash.

The JS Parent operating agreement also will require Emmis to provide Alden Media with annual financial statements audited by a nationally recognized independent accounting firm, monthly internal financial statements, an annual budget for at least the next fiscal year prior to the end of the previous fiscal year.

Board Representation.  As long as Alden Members maintain the Ownership Minimum, Alden Media will be entitled to appoint at least two of seven members of JS Parent’s board of directors and at least one representative on each committee of its board of directors, except if the Alden Members’ percentage interest of JS Parent Common Interests equals or exceeds 40%, Alden Media will be entitled to appoint three of seven board members and if the Alden Members’ percentage interest of JS Parent Common Interests equals or exceeds 50% after seven years after the date of the JS Parent operating agreement (or earlier, if there is a change of control of JS Parent, Emmis or Emmis Operating Company or through acquisition of JS Parent Common Interests from Mr. Smulyan or certain other members of JS Parent), Alden Media will be entitled to appoint four of seven members of our board of directors. Mr. Smulyan is generally entitled to appoint the remaining members of our board of directors. If the Alden Members’ percentage interest of JS Parent Common Interests equals or exceeds 50% after seven years, Mr. Smulyan will be entitled to appoint a reduced number of directors.

IPO Registration Rights.  Mr. Smulyan may cause an initial public offering of JS Parent at any time following the date of the JS Parent operating agreement except that Mr. Smulyan may only cause an IPO if there are no JS Parent Preferred Interests outstanding or the net cash proceeds of such IPO are used to repay, redeem, exchange, refinance or amend indebtedness under the Credit Facility, the JS Parent Preferred Interests, the Junior Subordinated Notes or the Senior Subordinated Notes or satisfy JS Parent’s obligations pursuant to certain of the Alden Members’ and the transferees’ liquidation rights.

Alden Media shall have the right to cause an IPO of JS Parent at any time following the fifth anniversary of date of the JS Parent operating agreement as long as it maintains the Ownership Minimum. Customary registration rights are provided to the members under a registration rights agreement.

Adjustment of Alden Media Ownership Interests.  From the fourteenth month of the date of the JS Parent operating agreement and until there are no JS Parent Preferred Interests outstanding, an IPO, or the seventh anniversary of the JS Parent operating agreement, the Alden Members’ percentage of the JS Parent Common Interests will continue to increase over time according to a negotiated schedule, with any such increases to be reduced or otherwise adjusted to reflect issuances or repurchases of JS Parent Common Interests, and distributions redemptions, or transfers of JS Acquisition Preferred Interests or Junior Subordinated Notes. As a result, it is possible that the Alden Members could acquire a majority of the Common Interests of JS Parent.

Transfer Restrictions; Investor Liquidity.  The members are subject to certain restrictions on the transfer of equity interests in JS Parent other than to affiliates or other permitted transferees. The members are also entitled to certain rights in connection with certain transfers of equity interests by other members, including tag-along rights and, for certain members, rights of first refusal as described in the operating agreement. In addition, Mr. Smulyan and JS Parent have certain call rights and drag-along rights as described in the operating agreement.

Alden Media and its transferees are entitled to various liquidity rights as described in the JS Acquisition operating agreement including buy/sell rights. As a result, JS Parent may be obligated to purchase the common equity interest of Alden Media and its transferees in accordance with procedures described in the operating agreement.

Distribution Agreement

Emmis is entering into an agreement in connection with the Transactions that will not become effective if the Alden Purchase Agreement is terminated prior to the purchase of Class A Common Stock in the Offer. Under this agreement, Emmis will have the right and obligation to repurchase any shares of Emmis non-voting common stock that are issued by JS Parent, as determined by the JS Parent board of directors, to redeem or in exchange for

JS Parent Preferred Interests. Such rights and obligations will be subject to any applicable restrictions under the Credit Facility.

Registration Rights Agreement

At the closing under the Alden Purchase Agreement, JS Parent, Alden Media, Mr. Smulyan and certain other parties will enter into the Registration Rights Agreement. Under to the Registration Rights Agreement, JS Parent will grant registration rights to Alden Media (from and after the earlier of the fifth anniversary of the Operating Agreement or when JS Parent is taken public at Mr. Smulyan’s request), Mr. Smulyan and their permitted transferees (the “Designated Holders”). The form of the Registration Rights Agreement is incorporated by reference herein and this Summary is qualified in its entirety by reference to the Registration Rights Agreement. A copy of the form of the Registration Rights Agreement can be found as Exhibit (d)(v) to Emmis’ Statement on Schedule TO/13E-3 filed with the SEC on May 27, 2010. You should read the Registration Rights Agreement in its entirety.

Demand Registration.  Under the Registration Rights Agreement, JS Parent has agreed, upon request from the Designated Holders (the “Initiating Holders”), after an initial public offering to register the sale of common equity securities issued in exchange for JS Parent Common Interests (“Registrable Securities”) under the Securities Act (a “Demand Registration”), at the election of the Initiating Holders. However, JS Acquisition is only obligated to effect a Demand Registration under certain customary circumstances, including if the Initiating Holders propose to sell their Registrable Securities to the public at an anticipated aggregate offering price of more than $25,000,000, in the case of a registration on Form S-1, or $15,000,000, in the case of a registration on Form S-3. JS Parent has agreed to use its commercially reasonable efforts to cause any Demand Registration to become effective not later than (i) 180 days after it receives a request for a registration on Form S-1 and (ii) 45 days after it receives a request for a registration on Form S-3, and in each case to remain effective thereafter.

Piggy-Back Rights.  Upon the request of any Initiating Holder for a Demand Registration, each other Designated Holder may “piggy-back” on such Registration Statement and offer such Designated Holder’s Registrable Securities under such Demand Registration (an “Incidental Registration”), except that, until such time as Alden no longer own any JS Parent Preferred Interests or Junior Subordinated Notes, Smulyan and his permitted transferees may not register Registrable Securities representing in excess of 5% of the outstanding Registrable Securities in any such Incidental Registration.

Expenses.  Except for any reimbursements to the Designated Holders or their counsel for fees incurred in excess of $50,000 and any broker’s commission or underwriter’s discount or commission relating to the registration or sale of such Designated Holders’ Registrable Securities, JS Parent has agreed to pay all expenses in connection with a Demand Registration.

Rollover Agreement

The Rolling Shareholders consist of friends, family and other associates of Mr. Smulyan, including certain officers and employees of Emmis. Under the Rollover Agreement, each Rolling Shareholder will be issued a percentage of JS Parent Common Interests at the time of the closing under the Alden Purchase Agreement in exchange for contributing its Rollover Shares to Emmis for cancellation immediately prior to the Effective Time. Upon the closing under the Rollover Agreement, each Rolling Shareholder will be required to enter into the Operating Agreement and the Registration Rights Agreement. The Rollover Agreement is incorporated by reference herein and this Summary is qualified in its entirety by reference to the Rollover Agreement. A copy of the Rollover Agreement can be found as Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A filed with the SEC on May 27, 2010. You should read the Rollover Agreement in its entirety.

Contributions.  Each Rolling Shareholder will be entitled to be issued a percentage of the JS Parent Common Interests that are not issued to Alden Media in a ratio of 1:3 for each Rollover Share contributed to Emmis relative to the percentage of JS Parent Common Interests that Mr. Smulyan will receive for each Share or Class B Share that Mr. Smulyan contributes to Emmis for cancellation.

The Rolling Shareholder JS Parent Common Interests will have the rights, preferences, privileges and restrictions set forth in the Operating Agreement. If any Rolling Shareholder fails to contribute any Rollover Shares prior to the Effective Time, the JS Parent Common Interests issued to such Rolling Shareholder will be cancelled and become null and void.

Grant of Proxy; Voting Agreement.  Until the termination of the Rollover Agreement, each Rolling Shareholder has agreed to vote to the fullest extent its Rollover Shares are entitled to be voted:

•	in favor of the approval and adoption of the Merger Agreement;

•	in favor of any proposal to adjourn or postpone any shareholders meeting at which the Merger Agreement is submitted for a vote if there are not sufficient votes for the approval of the Merger Agreement on the date on which the meeting is held;

•	against (A) any proposal by any person other than JS Parent, its affiliates or Mr. Smulyan to acquire the company through any transactions that would result in a change of control of Emmis, (B) any reorganization, recapitalization, liquidation or winding-up of Emmis or any other extraordinary transaction involving Emmis or (C) any corporate action that would frustrate, prevent or delay the Merger Agreement.

The Rolling Shareholders and JS Acquisition made customary representations, warranties and acknowledgments regarding the rollover.

Covenants.  Except pursuant to the Rollover Agreement or the Merger Agreement, the Rolling Shareholders have agreed not to:

•	grant any proxies or enter into any other agreements with respect to the voting of any Rollover Shares, or

•	encumber any Rollover Shares, during the term of the Rollover Agreement. In addition, the Rolling Shareholders will not knowingly:

•	solicit or initiate any Emmis acquisition proposal, or

•	disclose or afford access to information to any Person that is considering making, or has made, or has agreed to endorse an Emmis acquisition proposal.

Shareholder Capacity.  Each Rolling Shareholder entered into the Rollover Agreement solely in its capacity as the beneficial owner of the Rollover Shares and the Rollover Agreement will not limit or affect any actions taken by an individual solely in his or her capacity as an officer or director of Emmis.

Termination.  The Rollover Agreement will terminate automatically upon the termination of the Alden Purchase Agreement.

14.	Certain Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

Market for the Shares.  The purchase of Shares pursuant to the Offer and the exchange of Existing Preferred Stock for New Notes pursuant to the Exchange Offer will reduce the number of holders of Shares and Existing Preferred Stock, respectively, the number of Shares and Existing Preferred Stock that might otherwise trade publicly and, depending upon the number of Shares so purchased and the number of Existing Preferred Stock so exchanged, could adversely affect the liquidity and market value of the remaining Shares and Existing Preferred Stock held by the public. JS Acquisition cannot predict whether the reduction in the number of Shares and Existing Preferred Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares and Existing Preferred Stock or whether it would cause future market prices of the Shares to be greater or less than or the same as the Offer Price being offered in the Offer and the Merger. Because JS Acquisition intends to complete the Merger promptly after it completes the Offer and the Exchange Offer, any such effect on the market for Shares and Existing Preferred Stock will be temporary.

NASDAQ Global Select Market Listing.  The Shares are currently listed as “Primary Equity Securities” and the Existing Preferred Stock are listed as “Preferred Stock” under separate NASDAQ listing criteria. Following the completion of the Transactions, the Purchaser Group expects to cause the Shares and the Existing Preferred Stock to be de-listed from the NASDAQ Global Select Market. The Shares will no longer be outstanding, having been converted in the Merger into the right to receive cash equal to the Offer Price. The Existing Preferred Stock will also no longer be outstanding, having been either exchanged for New Notes in the Exchange Offer or converted into the right to receive $5.856 in cash per share in the Merger.

Exchange Act Registration.  The Shares and the Existing Preferred Stock are currently registered under the Exchange Act. Registration of the Shares and Existing Preferred Stock under the Exchange Act may be terminated upon application to the SEC if the Shares or Existing Preferred Stock, as applicable, are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares or Existing Preferred Stock under the Exchange Act would substantially reduce the information required to be furnished by Emmis to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Emmis, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders, the provisions of the Sarbanes-Oxley Act of 2002 requiring, among other things, that officers of Emmis certify with respect to its financial statements and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Emmis and persons holding “restricted securities” of Emmis to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act, may be impaired or eliminated. Because, following completion of the Transactions, no Shares or Existing Preferred Stock will remain outstanding, and no other securities of Emmis are expected to be held by more than 300 holders of record, the Purchaser Group expects that no Emmis securities will be registered under the Exchange Act. Furthermore, no outstanding securities of Emmis will require it to file any reports with the SEC or to provide such reports to holders of Emmis securities. Therefore, the information available to Emmis securityholders will be very limited.under the Exchange Act as soon as practicable after completion of the Merger if the requirements for such delisting and termination of registration are met.

Margin Regulations.  The Shares are presently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Following the completion of the Transactions, the Shares would no longer be outstanding and would therefore not constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board.

See also “Special Factors” (Section 9 — Effects of the Offer and the Merger).

15.	Certain Legal Matters

General.  Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to Emmis, JS Acquisition is not aware of any licenses or other regulatory permits which appear to be material to the business of Emmis and which might be adversely affected by the acquisition of Shares by JS Acquisition pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by JS Acquisition pursuant to the Offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to Emmis’, JS Parent’s or JS Acquisition’s business or that certain parts of Emmis’, JS Parent’s or JS Acquisition’s business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause JS Acquisition to elect to terminate the Offer without the purchase of the Shares thereunder. JS Acquisition’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See “The Offer” (Section 11 — Conditions of the Offer).

FCC Compliance.  The Communications Act of 1934 and the rules and regulations of the Federal Communications Commission (“FCC”) (collectively, the “Communications Laws”) require prior consent of the FCC to the transfer of control of an entity that directly or indirectly controls one or more broadcast stations. Because Mr. Smulyan will continue to control Emmis upon completion of both the Offer and the Merger, we do not believe that completion of either one will constitute a transfer of control within the meaning of the Communications Laws. Accordingly, we do not believe that completion of either the Offer or the Merger will require prior FCC consent.

Antitrust Compliance.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisition transactions may not be completed unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. As explained more fully below, however, the Offer is not a reportable transaction under the HSR Act.

For the HSR Act to apply to a particular transaction, it must satisfy all three jurisdictional tests set forth in the HSR Act: the commerce test, the size of transaction test, and the size of person test. Because the size of person test is not satisfied by JS Parent, JS Acquisition believes no HSR Act filing is required in connection with the Offer and the Merger. Based on the foregoing, JS Acquisition believes no HSR Act filing is required in connection with the Offer and the Merger.

Federal Reserve Board Regulations.  Regulations G, T, U and X (the “Margin Regulations”) promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. JS Acquisition is funding the acquisition of the Shares from the funds paid by Alden Media, to JS Parent pursuant to the Alden Purchase Agreement. The Margin Regulations are thus inapplicable.

State Takeover Laws.  A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, shareholders, principal executive offices or principal places of business therein. JS Acquisition does not believe that any state takeover laws purport to apply to the Offer or the Merger, other than the Indiana Business Takeover Offers Act (the “Indiana Takeover Act”). JS Acquisition intends to file a request for an order from the Indiana Securities Commissioner to the effect that the Offer and the Merger are exempt from the provisions of the Indiana Takeover Act as not intended to, and not having the effect of, changing the control of Emmis. JS Acquisition is reserving the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in the Offer to Purchase nor any action taken in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that any takeover statute applies to the Offer or the Merger, and if an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, JS Acquisition might be required to file certain information with, or receive approvals from, the relevant state authorities, and, according to the Offer to Purchase, JS Acquisition might be unable to accept for purchase, or pay for, the Shares tendered pursuant to the Offer, or be delayed in completing the Offer or the Merger. In such case, according to the Offer to Purchase, JS Acquisition may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

Shareholder Litigation.
On April 26, 2010, JS Acquisition announced its intention to commence the proposed tender offer. Thereafter, a number of purported class actions were filed against various combinations of Emmis, JS Acquisition, Alden, and members of the Board concerning the proposed tender offer. Emmis is aware of the following five class action lawsuits:

•	Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed April 27, 2010;

•	Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed April 30, 2010;

•	William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed May 3, 2010;

•	David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh,Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel,

Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed May 6, 2010; and

•	Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed May 12, 2010.

Defendants have been granted automatic 30-day extensions, pursuant to Court rules, to respond to the complaints.

On May 6, 2010, Plaintiffs in the Jarosclawicz action served initial discovery requests on Defendants.

On May 10, 2010, Plaintiffs in the Ross and McQueen actions moved to consolidate those two actions into one and also moved for the appointment of Brower Piven, A Professional Corporation and Kroger Gardis & Regas, LLP as Interim Co-Lead Counsel. By order dated May 11, 2010, the Court conditionally approved the consolidation and set a hearing for June 1, 2010 on the issue of lead counsel.

On May 14, 2010, Plaintiffs in the Stabosz action served initial discovery requests on Defendants.

On May 20, 2010, Plaintiffs in the Stabosz action filed a Motion for Expedited Response to certain document requests, which motion currently is pending.

On May 20, 2010, Plaintiffs in the Hinkle, Jarosclawicz, and Stabosz actions moved to consolidate those actions into the Ross/McQueen action, which motion currently is pending.

On May 21, 2010, certain of the Defendants in the Ross action filed a Motion for Change of Venue from the Judge. By Order dated May 24, 2010, the Court granted the motion. Pursuant to Court rules, a new judge will be selected by the parties by June 7, 2010.

On May 26, 2010, the law firms representing the Stabosz and Hinkle Plaintiffs filed in the Ross, Stabosz, and Hinkle actions motions to appoint Cohen & Malad LLP and Wolf Popper LLP as co-lead counsel and in opposition to the appointment of Brower Piven and Kroger Gardis & Regas, LLP as co-lead counsel. The motions currently are pending.

On May 28, 2010, the law firms representing the plaintiffs in the Ross and McQueen cases filed a memorandum in opposition to the consolidation of the Stabosz, Hinkle and Jarosclawicz cases and further moved to stay those two actions. In addition, those firms moved for expedited discovery from the defendants.

Also on May 28, 2010, the plaintiff in Hinkle filed an emergency motion for preliminary injunction to enjoin the defendants from taking any steps to complete the transaction. That plaintiff also requested expedited discovery from the defendants and the setting of an expedited briefing schedule. A hearing on the motion for preliminary injunction has been set for June 23, 2010, at 1:30 p.m.

In addition, several law firms and investor advocacy groups that have not appeared in the above-listed lawsuits, including but not limited to Finkelstein Thompson LLP, the Law Offices of Howard G. Smith, Levi & Korinsky, LLP, Rigrodsky & Long, P.A., Tripp Levy PLLC, Wolf Haldenstein Adler Freeman & Herz LLP and the Shareholders Foundation, Inc., have commenced investigations into potential claims with respect to the transactions described in the Offer to Purchase.

16.	Fees and Expenses

JS Acquisition has retained Moelis as its financial advisor in connection with JS Acquisition’s proposed acquisition of Emmis. JS Acquisition has agreed to pay Moelis for its services an aggregate fee of $3,500,000 million in connection with the Transactions. JS Acquisition has agreed to reimburse Moelis for its expenses, including the fees and expenses of its counsel, and to indemnify Moelis and certain related parties against certain liabilities that may arise out of the rendering of its services, including liabilities under the federal securities laws. A fee of $500,000 is also payable to BIA in connection with its prior engagement as a fund raising agent for JS Acquisition.

JS Acquisition has also retained BNY Mellon Shareowner Services to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and in person, and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses.

JS Acquisition has also retained BNY Mellon Shareowner Services to act as the Depositary in connection with the Offer. JS Parent will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by JS Parent for customary mailing and handling expenses incurred by them in forwarding material to their customers.

The following is an estimate of the fees and expenses to be incurred by JS Acquisition in connection with the Transactions:

Filing Fees	$5,086
Financial Advisor Fees and Expenses	3,500,000
BIA Fees and Expenses	500,000
Information Agent and Depositary Fees and Expenses	55,000
Legal Fees and Expenses	5,500,000
Printing and Mailing Costs	400,000
Miscellaneous	319,914
Total	$10,280,000

The Committee has retained Morgan Stanley as its financial advisor in connection with the Committee’s consideration of the Offer. Pursuant to the terms of the engagement, the Committee agreed to cause Emmis to pay Morgan Stanley a fee of up to $2 million, a substantial portion of which is discretionary and payable by Emmis at any time and at the sole discretion of the Committee. The Committee also agreed to cause Emmis to reimburse Morgan Stanley for its reasonable and documented expenses incurred in performing its services. In addition, the Committee has agreed to cause Emmis to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement. See Emmis’ Schedule 14D-9 which has been filed with the SEC and is being mailed to the shareholders of Emmis together with this Offer to Purchase.

17.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. JS Acquisition may, however, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

JS Acquisition is not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

JS Acquisition has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO includes within it the information required by the SEC’s Statement on Schedule 13E-3 relating to “going private” transactions. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in “The Offer” (Section 7 — Certain Information Concerning Emmis Communications Corporation) under Available Information.

No person has been authorized to give any information or make any representation on behalf of JS Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

JS Acquisition, Inc.

June 2, 2010

Schedule A

Information Concerning the Directors and Executive Officers of JS Acquisition and JS Parent

The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each director and executive officer of JS Acquisition and JS Parent. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at One Indiana Square, Suite 3500 Indianapolis, Indiana 46204.

Present Principal Occupation or Employment and
Name and Citizenship		Five-Year Employment History

Jeffrey H. Smulyan	•	Director, President, Treasurer and Secretary of JS Acquisition, Inc. (since 2010)
	•	Manager, President, Treasurer and Secretary of JS Acquisition, LLC (since 2010)
	•	Chairman, Chief Executive Officer and President of Emmis Communications Corporation (since 1979)

A-1

Schedule B

Security Ownership of Emmis by the Purchaser Group

The following table sets forth the ownership of securities of Emmis as of May 17, 2010 by the members of the Purchaser Group and the securities transactions by those persons of such securities during the 60 days prior to June 2, 2010:

	Securities Ownership
	Class A		Class B
	Common Stock		Common Stock
	Amount and		Amount and		Percent of
	Nature of		Nature of		Total	Securities
	Beneficial	Percent	Beneficial	Percent	Voting	Transactions for
Person	Ownership	of Class	Ownership	of Class	Power	Past 60 Days

JS Acquisition, LLC	6,118,515 (2)	17.1%	6,101,476 (3)	100.0%	69.3%	—
JS Acquisition, Inc.	6,118,515 (2)	17.1%	6,101,476 (3)	100.0%	69.3%	—
Jeffrey H. Smulyan	6,118,515 (2)	17.1%	6,101,476 (3)	100.0%	69.3%	—

(1)	Based on (i) 32,910,753 Shares outstanding as of May 17, 2010, (ii) 6,101,476 Shares issuable upon conversion of the Class B Shares beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase Class B Shares held by Mr. Smulyan that are exercisable currently or within 60 days of May 17, 2010) and (iii) the 97,565 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock that are exercisable currently or within 60 days of May 17, 2010.

(2)	The shares shown as beneficially owned and the calculated percentages of ownership of Shares and Class B Shares and total voting power include shares beneficially owned by Alden and the Rolling Shareholders because Mr. Smulyan, JS Acquisition, JS Parent, Alden and the Rolling Shareholders (with respect to Rollover Shares) might be considered a “group” within the meaning of applicable regulations under the Securities Exchange Act of 1934. Mr. Smulyan, JS Acquisition and JS Parent disclaim beneficial ownership of all Shares and Existing Preferred Stock owned by Alden and all Shares owned by the Rolling Shareholders. The balance of 160,506 Shares includes 8,441 Shares held in Mr. Smulyan’s 401(k) Plan, 9,755 Shares owned individually by Mr. Smulyan, 11,120 Shares held by Mr. Smulyan as trustee for his children over which Mr. Smulyan exercises or shares voting control, 3,000 Shares held by Mr. Smulyan as trustee for his niece over which Mr. Smulyan exercises or shares voting control, 30,625 Shares held by The Smulyan Family Foundation, over which Mr. Smulyan shares voting control and 97,565 Shares represented by stock options exercisable currently or within 60 days of May 17, 2010.

To the knowledge of the Purchaser Group, none of the foregoing persons has purchased any securities of Emmis during the 60 days prior to June 2, 2010.

B-1

Schedule C

Related-Party Transactions

Emmis has engaged in certain transactions and is a party to certain arrangements with Mr. Smulyan and his affiliates, the summaries of which are qualified by reference to the summaries contained in Emmis’ Annual Report on Form 10-K for the year ended February 28, 2010 under Note 16 to the Consolidated Financial Statements included in that Report, and Item 13 of Part III, “Certain Relationships and Related Transactions,” included in that Report and Emmis’ annual proxy statement on Schedule 14A for 2009 dated June 8, 2009 under the sections entitled “Corporate Governance — Certain Transactions.”

Although Emmis no longer makes loans to executive officers and directors, it currently has a loan outstanding to Mr. Jeffrey H. Smulyan, its Chairman, Chief Executive Officer and President, that is grandfathered under the Sarbanes-Oxley Act of 2002. The largest aggregate amount outstanding on this loan at any month-end during fiscal 2010 was approximately $1,047,000 and the balance at February 28, 2009 and 2010 was approximately $1,010,592 and $1,047,000, respectively. This loan bears interest at Emmis’ cost of debt under its Credit Agreement, which at February 28, 2009 and 2010 was approximately 4.8% and 7.6% per annum, respectively.

Prior to 2002, Emmis had made certain life insurance premium payments for the benefit of Mr. Smulyan. Emmis discontinued making such payments in 2001. However, pursuant to a Split Dollar Life Insurance Agreement and Limited Collateral Assignment dated November 2, 1997, Emmis retains the right, upon Mr. Smulyan’s death, resignation or termination of employment, to recover all of the premium payments it has made, which total $1,119,000.

During the years ended February 29, 2008 and February 28, 2009, Emmis leased an airplane and was party to a timeshare agreement with Mr. Smulyan with respect to his personal use of the airplane. Emmis purchased the airplane in December 2008, and on April 14, 2009, Emmis sold the airplane and the timeshare agreement terminated. Under the timeshare agreement, whenever Mr. Smulyan used the airplane for non-business purposes, he paid Emmis for the aggregate incremental cost to Emmis of operating the airplane up to the maximum amount permitted by Federal Aviation Authority regulations (which maximum generally approximates the total direct cost of operating the airplane for the applicable trip). With respect to the personal flights during the years ended February 29, 2008 and February 28, 2009, Mr. Smulyan paid Emmis approximately $171,000 and $31,186 respectively, for expenses under the timeshare arrangement. In addition, under IRS regulations, to the extent Mr. Smulyan or any other officer or director allows non-business guests to travel on the airplane on a business trip or takes the airplane on a non-business detour as part of a business trip, additional compensation is attributed to Mr. Smulyan or the applicable officer or director. Generally, these trips on which compensation is assessed pursuant to IRS regulations do not result in any material additional cost or expense to Emmis.

The sister of Richard Leventhal, one of Emmis’ independent directors, owns Simon Seyz, an Indianapolis business that provides corporate gifts and specialty items. During the three years ended February 2010, Emmis made purchases from Simon Seyz of approximately $127,666, $149,970 and $31,668, respectively.

The Merger Agreement involves transactions by Emmis with JS Parent and JS Acquisition, both of which are affiliates of Mr. Smulyan. For more information regarding the Merger Agreement, see “The Offer” (Section 13 — Merger Agreement; Other Agreements — Merger Agreement).

C-1

Schedule D

§ 23-1-44 of the Indiana Business Corporation Law

Sec. 1.  As used in this chapter, “corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

As added by P.L.149-1986, SEC.28.

Sec. 2.  As used in this chapter, “dissenter” means a shareholder who is entitled to dissent from corporate action under section 8 of this chapter and who exercises that right when and in the manner required by sections 10 through 18 of this chapter.

As added by P.L.149-1986, SEC.28.

Sec. 3.  As used in this chapter, “fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

As added by P.L.149-1986, SEC.28.

Sec. 4.  As used in this chapter, “interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

As added by P.L.149-1986, SEC.28.

Sec. 4.5.  As used in this chapter, “preferred shares” means a class or series of shares in which the holders of the shares have preference over any other class or series with respect to distributions.

As added by P.L.133-2009, SEC.38.

Sec. 5.  As used in this chapter, “record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

As added by P.L.149-1986, SEC.28.

Sec. 6.  As used in this chapter, “beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

As added by P.L.149-1986, SEC.28.

Sec. 7.  As used in this chapter, “shareholder” means the record shareholder or the beneficial shareholder.

As added by P.L.149-1986, SEC.28.

Sec. 8.  (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party if:

(A) shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

(B) the shareholder is entitled to vote on the merger.

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

(4) The approval of a control share acquisition under IC 23-1-42.

(5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were a covered security under Section 18(b)(1)(A) or 18(b)(1)(B) of the Securities Act of 1933, as amended.

(c) The articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate the right to dissent and obtain payment for any class or series of preferred shares. However, any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates the right to dissent and obtain payment for any shares:

(1) that are outstanding immediately before the effective date of the amendment; or

(2) that the corporation is or may be required to issue or sell after the effective date of the amendment under any exchange or other right existing immediately before the effective date of the amendment; does not apply to any corporate action that becomes effective within one (1) year of the effective date of the amendment if the action would otherwise afford the right to dissent and obtain payment.

(d) A shareholder:

(1) who is entitled to dissent and obtain payment for the shareholder’s shares under this chapter; or

(2) who would be so entitled to dissent and obtain payment but for the provisions of subsection (b);

may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder’s entitlement.

(e) Subsection (d) does not apply to a corporate action that was approved by less than unanimous consent of the voting shareholders under IC 23-1-29-4.5(b) if both of the following apply:

(1) The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected.

(2) The proceeding challenging the corporate action is commenced not later than ten (10) days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

As added by P.L.149-1986, SEC.28. Amended by P.L.107-1987, SEC.19; P.L.133-2009, SEC.39.

Sec. 9.  (a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if:

(1) the beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) the beneficial shareholder does so with respect to all the beneficial shareholder’s shares or those shares over which the beneficial shareholder has power to direct the vote.

As added by P.L.149-1986, SEC.28.

Sec. 10.  (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter.

(b) If corporate action creating dissenters’ rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 12 of this chapter.

As added by P.L.149-1986, SEC.28. Amended by P.L.107-1987, SEC.20.

Sec. 11.  (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1) must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(2) must not vote the shareholder’s shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.

As added by P.L.149-1986, SEC.28.

Sec. 12.  (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 11 of this chapter.

(b) The dissenters’ notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters’ notice must:

(1) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(4) set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

(5) be accompanied by a copy of this chapter.

As added by P.L.149-1986, SEC.28.

Sec. 13.  (a) A shareholder sent a dissenters’ notice described in IC 23-1-42-11 or in section 12 of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice under section 12(b)(3) of this chapter, and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder’s shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter and is considered, for purposes of this article, to have voted the shareholder’s shares in favor of the proposed corporate action.

As added by P.L.149-1986, SEC.28.

Sec. 14.  (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 of this chapter.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

As added by P.L.149-1986, SEC.28.

Sec. 15.  (a) Except as provided in section 17 of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 of this chapter the amount the corporation estimates to be the fair value of the dissenter’s shares.

(b) The payment must be accompanied by:

(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares; and

(3) a statement of the dissenter’s right to demand payment under section 18 of this chapter.

As added by P.L.149-1986, SEC.28. Amended by P.L.107-1987, SEC.21.

Sec. 16.  (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 12 of this chapter and repeat the payment demand procedure.

As added by P.L.149-1986, SEC.28.

Sec. 17.  (a) A corporation may elect to withhold payment required by section 15 of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter’s right to demand payment under section 18 of this chapter.

As added by P.L.149-1986, SEC.28.

Sec. 18.  (a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and demand payment of the dissenter’s estimate (less any payment under section 15 of this chapter), or reject the corporation’s offer under section 17 of this chapter and demand payment of the fair value of the dissenter’s shares, if:

(1) the dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter’s shares;

(2) the corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

(3) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter’s shares.

As added by P.L.149-1986, SEC.28.

Sec. 19.  (a) If a demand for payment under IC 23-1-42-11 or under section 18 of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation’s principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

(1) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(2) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 17 of this chapter.

As added by P.L.149-1986, SEC.28.

Sec. 20.  (a) The court in an appraisal proceeding commenced under section 19 of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 of this chapter; or

(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

As added by P.L.149-1986, SEC.28.

The Depositary for the Offer is:

BNY Mellon Shareowner Services
480 Washington Boulevard, 27th Floor
Jersey City, NJ 07310

By First Class Mail:	By Registered, Certified or Express Mail, Overnight Courier or by Hand:

BNY Mellon Shareowner Services	BNY Mellon Shareowner Services
Attn: Corporate Actions Dept., 27th Floor	Attn: Corporate Actions Dept., 27th Floor
P.O. Box 3301	480 Washington Boulevard
South Hackensack, NJ 07606	Jersey City, NJ 07310

By Facsimile Transmission:
(For Eligible Institutions Only)
(201) 680-4626

To Confirm Facsimile Transmissions:
(201) 680-4860
(For Confirmation Only)

The Information Agent for the Offer is:

BNY Mellon Shareowner Services
480 Washington Boulevard, 27th Floor
Jersey City, NJ 07310

Call Toll Free: (866) 301-0524
Call Collect: (201) 680-6579